

SJW CORP

ANNUAL REPORT 2004

COMPANY PROFILE

SJW Corp. is a holding company created in 1985 through an agreement of merger with San Jose Water Company. SJW Corp. has the operational and financial flexibility to engage in non-regulated activities.

San Jose Water Company is a public utility in the business of providing water service to a population of approximately one million people in a service area that encompasses about 138 square miles in the metropolitan San Jose area.

SJW Land Company, a wholly owned subsidiary, was formed in 1985 for the purpose of real estate development. It owns parking facilities located adjacent to the company's headquarters and the HP Pavilion, commercial buildings, undeveloped land, and a majority interest in a real estate partnership.

SJW Corp. also owns 1.1 million shares of California Water Service Group and a controlling interest in a water conditioning business.

The stock of SJW Corp. is traded on the American Stock Exchange under the symbol of SJW.

FINANCIAL HIGHLIGHTS

SJW Corp. and Subsidiaries *(in thousands, except ratio, percentage and per share data)*

		2004	2003 (restated)*	2002 (restated)*
Operating revenue	$	**166,911**	150,454	146,373
Net income	$	**19,786**	18,677	14,232
Comprehensive income	$	**26,711**	20,712	12,550
Earnings per share				
– Basic	$	**2.17**	2.04	1.56
– Diluted	$	**2.15**	2.04	1.56
Comprehensive income per share				
– Basic	$	**2.92**	2.27	1.37
– Diluted	$	**2.90**	2.26	1.37
Rate of return on average equity	%	**11.3**	11.7	9.4
Rate of return on average equity, comprehensive income	%	**15.2**	13.0	8.3
Weighted average shares outstanding				
– Basic		**9,137**	9,135	9,135
– Diluted		**9,197**	9,148	9,135
Book value per share at year-end	$	**20.22**	18.21	16.80
Market price per share at year-end	$	**36.40**	29.75	26.02
Market to book value at year-end		**1.8**	1.6	1.5
Dividends paid per share	$	**1.02**	0.97	0.92
Dividend payout ratio	%	**47**	48	59
Total cumulative return at year-end (2001 = 100)		**141**	112	95

All share and per share data has been adjusted for the three-for-one common stock split effected on March 1, 2004.

**SJW Corp. has restated its previously reported 2003 Consolidated Statements of Income and Comprehensive Income as a result of adopting Interpretation No. 46(R), "Consolidation of Variable Interest Entities" (FIN46R). As a result of the adoption of FIN46R, SJW Corp. has consolidated its limited partnership interest in 444 West Santa Clara Street, L.P.*


11.3
11.7
9.4
9.5
7.4
2004
2003
2002
2001
2000

Rate of return on average equity (%)


1.02
.97
.92
.86
.82
2004
2003
2002
2001
2000

Dividends paid per share ($)


2.17
2.04
1.56
1.53
1.17
2004
2003
2002
2001
2000

Basic earnings per share ($)

LETTER TO SHAREHOLDERS

Dear Fellow Shareholder:

SJW Corp. (SJW) delivered another year of strong, consistent growth in 2004, highlighted by a second straight year of record earnings, a three-for-one stock split, a dividend increase that exceeded inflation, and robust growth in the corporation's stock value.

Basic earnings per share for the year ended December 31, 2004 were $2.17, compared to $2.04 for 2003. Particularly impressive was the growth in SJW's comprehensive earnings to $2.92 per share, compared to $2.27 per share in 2003. SJW is the largest shareholder of California Water Service Group, and the increase in comprehensive earnings reflects the excellent performance of our substantial investment.

In the face of escalating personnel costs, an uncertain regulatory environment, and a burgeoning compliance workload, we produced healthy earnings growth in 2004. Our ability to perform at high levels is the result of a clear vision and a unified Board and management team strongly committed to the highest professional standards and ethical corporate conduct.

Consistently generating strong financial results at SJW stems from a strategic plan that places the objective of increasing shareholder value in the larger context of first-class customer service, model environmental stewardship, purposeful community involvement, and healthy respect for our employees and their families. We are especially proud that our employees are not only exceptionally skilled and committed professionals but also outstanding citizens. The remarkable quality and depth of our human resources are the keys to sustainable growth earnings and productivity.

The ability to efficiently operate one of the nation's largest, most complex, and technologically sophisticated urban water systems is a unique core competency. SJW's growing investment in our people and water system reflect a diligent and disciplined approach to the stewardship of our water system. Our continued success and competitive advantage are fundamentally dependent upon our ability to maintain and enhance our proficiencies.

Water utility related businesses possess substantial growth potential, and SJW is actively seeking opportunities that fit our existing operations or that allow us to extend our core competencies beyond existing operations.

We actively seek appropriate opportunities to fully utilize our capability and existing capacity by providing services to other regional water systems. These efforts have provided, and will continue to provide, significant customer benefits, enhanced professional growth opportunities for our employees, and increased shareholder value.

In 2004, SJW Land Company sustained its significant contributions to consolidated earnings and dividend growth. SJW Land Company's growing real estate portfolio of low risk, moderately leveraged, income producing properties has become an integral component of SJW's consolidated asset base and earnings capacity.

As SJW Land Company grows, it will increase SJW's overall financial strength, flexibility, and shareholder value. The relative liquidity of our expanding real estate investments also positions us well to convert real estate investments into water investments as appropriate opportunities present themselves.

Rapid, accelerated change has marked the water industry over the last several years. Rising personnel costs, water system security, increasing demands on water supplies, new contaminants, shifting climatic conditions, and technological advancements demand that SJW must also change.

Many changes are being made at SJW, but we are doing so with an unwavering commitment to the integrity, enduring principles, and ethical values which have made this corporation successful for 140 years. We are confident of SJW's future ability to deliver robust dividend growth and fund capital expenditures without diluting shareholder interests.

Drew Gibson
Chairman of the Board

W. Richard Roth
President and CEO

YEAR IN REVIEW

Water Quality and Customer Service

San Jose Water Company maintained a perfect record of compliance with federal and state drinking water standards in 2004. In its ongoing effort to meet water quality standards and improve system reliability and performance, the company completed a series of seismic and structural upgrades to its water treatment plants. These included modifications to the intake structure at Saratoga Water Treatment Plant and enhanced wash water clarification facilities at Montevina Water Treatment Plant.

San Jose Water Company continued its focus on customer service enhancements in 2004, expanding its website to include additional features such as "How to Start Water Service" and detailed information on how to calculate customer rates. San Jose Water Company also enhanced the electronic payment options available to customers. As a result, 21% of its customers are using some form of electronic payment, an increase of 26% over the prior year.

Key customer service performance standards were achieved for the second consecutive year. Field service representatives responded to emergencies in an average time of less than 30 minutes, more than 99% of all meters were read accurately the first time, and the rate of abandoned customer calls was less than 5%.

Capital Improvements in Water System, Security, and Supply

San Jose Water Company continually invests in improvements to the reliability, safety, and security of the water system. Security enhancements were installed throughout the system in 2004 and new security programs and procedures were initiated company-wide.

San Jose Water Company is participating in the Santa Clara Valley Water District (SCVWD) System

Reliability Project, aimed at ensuring a consistent imported water supply to the County. The project is designed to assess the reliability of SCVWD's water supply facilities and reduce vulnerability to disasters.

Guided by its long-term comprehensive infrastructure replacement program, San Jose Water Company replaced more than ten miles of aging pipelines and installed approximately $9 million of pipelines in projects funded by new development.

Operational Enhancements

In 2004, San Jose Water Company completed the implementation of new asset management and electronic mapping systems. The Computerized Maintenance Management System (CMMS) streamlines the work order process in the Maintenance Department and provides for improved scheduling of preventative maintenance. The company also developed computerized station maps to ensure fast and accurate location of underground facilities.

The Maintenance Department deployed a new 700-gallon vacuum excavation truck in 2004. The vacuum truck resulted in a 66% reduction in average excavation times, less property damage and pavement replacement, and reduced inconvenience to customers.

San Jose Water Company implemented wireless computer networks across several facilities to decrease telephony costs







SJWC remains involved in the local community, supporting such programs as "Rebuilding Together Silicon Valley."

and improve network performance and security. Additionally, the company completed an evaluation of its Geographic Information System (GIS), resulting in higher productivity and improved allocation of available resources. The company also upgraded its meter reading system. The new system features lighter and ergonomically enhanced handheld computers with meter management software that operates on a Windows-based computer.

Rates and Regulatory Developments

San Jose Water Company has an excellent reputation and maintains a long-standing positive working relationship with the California Public Utilities Commission. In 2004, the company worked closely with the Commission to address industry-wide issues such as low-income rate assistance and implementation of utility supplier diversity programs.

The ability to work effectively with regulators enabled San Jose Water Company to reach a settlement with the Office of Ratepayer Advocates in the company's 2003 General Rate Case proceeding. The settlement resulted in a reasonable customer rate structure and allows the company to continue the infrastructure investments necessary to provide high quality drinking water and enhance shareholder value.

Human Resources

San Jose Water Company employees continue to meet new challenges as evidenced by their commitment to effective implementation of new technology and continued high levels of productivity, safety, and employee satisfaction. The company values the contributions of every employee and strives to provide them with the resources, training, and motivation to produce outstanding customer service. Employee participation in community events and charitable activities provides added value to customers and contributes to a work environment that promotes cooperation and mutual respect.

In 2004, San Jose Water Company implemented an employee communications plan and received high marks in its first formal Employee Satisfaction Survey. The company maintains one of the highest customer-to-employee ratios in the industry, with employee turnover and absentee rates well below the industry average. San Jose Water Company employees average more than 14 years of service.

The health and safety of employees is a high priority for San Jose Water Company. In 2004, the workers' compensation experience modification rate was significantly lower than the industry average. Injury severity rates also decreased, resulting in a partial refund of the prior year workers' compensation insurance premium.

SJW Land Company

SJW Land Company continued to create significant shareholder value through the multi-year development of its asset base into a relatively low-risk, diversified portfolio of income-producing properties. The company derives income through parking operations, telecommunications antennae site leases, rental income, and other real estate investments.

In 2004, SJW Land Company reached a settlement with the Valley Transportation Authority (VTA) on the fair market value of 1.23 acres of the company's parking lot property acquired by the VTA.




163


163
Rebuilding Together
San Jose Water Company

In addition to encouraging employee volunteerism, SJWC in 2004 helped establish an employee "Community Fund" in which funds are generated for distribution to nonprofit organizations in which employees are involved.

DIRECTORS

Mark L. Cali (3) (4)
Attorney at Law
Clark, Cali & Negranti LLP

J. Philip DiNapoli (2) (4) (5)
Attorney at Law and Owner
DiNapoli Development Company

Drew Gibson (1) (3) (4) (5)
Principal
Gibson Speno, LLC
(real estate development and investment company)
Chairman of the Board
SJW Corp.
San Jose Water Company
SJW Land Company

Douglas R. King (2)
Retired Audit Partner
Ernst & Young, LLP

George E. Moss (1) (3)
Vice Chairman of the Board
Roscoe Moss Manufacturing Company

W. Richard Roth (1) (5)
President and Chief Executive Officer
SJW Corp.
San Jose Water Company
President
SJW Land Company

Charles J. Toeniskoetter (4) (5)
Chairman and Chief Executive Officer
Toeniskoetter and Breeding, Inc.
(construction and real estate development company)

Frederick R. Ulrich, Jr. (2) (4)
Retired Executive/Civic Advisor

(1) Member of the Executive Committee
(2) Member of the Audit Committee
(3) Member of the Executive Compensation Committee
(4) Member of the Nominating and Governance Committee
(5) Member of the Real Estate Committee

OFFICERS

W. Richard Roth
President and Chief Executive Officer
SJW Corp.
San Jose Water Company
President
SJW Land Company

Richard J. Balocco
Vice President - Corporate Communications
San Jose Water Company

George J. Belhumeur
Senior Vice President - Operations
San Jose Water Company

Dana R. Drysdale
Vice President - Information Services
San Jose Water Company

Suzy Papazian
Corporate Secretary/Attorney
SJW Corp.
San Jose Water Company

Richard J. Pardini
Vice President - Chief Engineer
San Jose Water Company

Victor K. Wong
Controller
San Jose Water Company

Angela Yip
Chief Financial Officer and Treasurer
SJW Corp.
SJW Land Company
Senior Vice President - Finance, Chief Financial Officer and Treasurer
San Jose Water Company

R. Scott Yoo
Senior Vice President - Administration
San Jose Water Company

SHAREHOLDERS' CALENDAR

Transfer Agent, Registrar, and Disbursing Agent (for inquiries and changes in shareholder accounts)
American Stock Transfer & Trust Company
Shareholder Services Division
59 Maiden Lane
New York, NY 10038
Telephone: (800) 937-5449
Fax: (718) 236-2641
Website: www.amstock.com

Schedule of anticipated dividend declaration, record, and payment dates for 2005:

DECLARATION DATES
January 27
April 28
July 28
October 27

RECORD DATES
February 7
May 9
August 8
November 7

PAYMENT DATES
March 1
June 1
September 1
December 1

ANNUAL MEETING

The Annual Meeting of Shareholders of SJW Corp. is scheduled for Thursday, April 28, 2005, at 10:00 AM in the Corporation's principal office at 374 West Santa Clara Street, San Jose, California.

San Jose Water Company
Website: www.sjwater.com

San Jose Water Company
General Office Telephone:
(408) 279-7800

SJW Corp. Investor Relations:
(800) 250-5147

SJW CORP. STRIVES TO

- Maximize shareholder value by achieving strong earnings, sustainable growth, and competitive total returns with an acceptable risk and return profile.

- Provide high quality, low cost water, and related services emphasizing operational and financial excellence, exceptional customer service, and innovative applications of technology.

- Provide a work environment that encourages personal and professional growth, promotes mutual trust and respect, and rewards employees for their commitment and contributions to the company's operating results.

- Establish the company as a strong and committed corporate citizen characterized by constructive business partnerships, steadfast environmental stewardship, and an enduring commitment to excellence.

SJW CORP.

374 West Santa Clara Street • San Jose, CA 95196

Phone: 408.279.7800 • www.sjwater.com

ANNUAL MEETING OF SHAREHOLDERS OF

SJW CORP.

April 28, 2005

PROXY VOTING INSTRUCTIONS

MAIL - Date, sign and mail your proxy card in the envelope provided as soon as possible.

- OR -

TELEPHONE - Call toll-free **1-800-PROXIES** (1-800-776-9437) from any touch-tone telephone and follow the instructions. Have your proxy card available when you call.

- OR -

INTERNET - Access "**www.voteproxy.com**" and follow the on-screen instructions. Have your proxy card available when you access the web page.

COMPANY NUMBER	
ACCOUNT NUMBER	

You may enter your voting instructions at 1-800-PROXIES or www.voteproxy.com up until 11:59 PM Eastern Time the day before the cut-off or meeting date.

Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet.

20830300000000000000 8 042805

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF DIRECTORS AND "FOR" PROPOSALS 2 AND 3.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. Election of Directors:

☐ FOR ALL NOMINEES

☐ WITHHOLD AUTHORITY FOR ALL NOMINEES

☐ FOR ALL EXCEPT (See instructions below)

NOMINEES:
- ○ M. L. Cali
- ○ J. P. DiNapoli
- ○ D. Gibson
- ○ D. R. King
- ○ G. E. Moss
- ○ W. R. Roth
- ○ C. J. Toeniskoetter
- ○ F. R. Ulrich

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark "**FOR ALL EXCEPT**" and fill in the circle next to each nominee you wish to withhold, as shown here: ●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

	FOR	AGAINST	ABSTAIN
2. Approve the Employee Stock Purchase Plan which was adopted by the Board of Directors on January 27, 2005;	☐	☐	☐
3. Ratify the appointment of KPMG LLP as the independent registered public accounting firm of the Corporation for fiscal year 2005;	☐	☐	☐

4. Act upon such other business as may properly come before the annual meeting or any adjournment or postponement thereof.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY. THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN ABOVE. IF NO INSTRUCTIONS ARE GIVEN THIS PROXY WILL BE VOTED "FOR" ELECTION OF THE DIRECTORS AND "FOR" PROPOSALS 2 AND 3.

Signature of Shareholder ______ Date: ______ Signature of Shareholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

0

SJW CORP.

PROXY FOR ANNUAL MEETING OF SHAREHOLDERS, APRIL 28, 2005

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned revokes all previous proxies, acknowledges receipt of the notice of the Annual Meeting of Shareholders to be held April 28, 2005, and the accompanying proxy statement, and appoints Drew Gibson and R. Scott Yoo, or either of them, the proxy of the undersigned, with full power of substitution, to vote all shares of Common Stock of SJW Corp. that the undersigned is entitled to vote, either on his or her own behalf or on behalf of an entity or entities, at the Annual Meeting of Shareholders of SJW Corp. to be held on April 28, 2005, at 10:00 a.m. Pacific Time, and at any adjournment or postponement thereof, with the same force and effect as the undersigned might or could have if personally present thereat.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS SPECIFIED. IF NO CHOICE IS SPECIFIED, THEN THIS PROXY WILL BE VOTED IN FAVOR OF ELECTING THE EIGHT NOMINEES NOTED HEREON TO THE BOARD OF DIRECTORS, FOR PROPOSAL 2 AND FOR PROPOSAL 3. IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY POSTPONEMENT OR ADJOURNMENT THEREOF.

(Continued and to be dated and signed on the reverse side.)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2004

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period ________ to ________

Commission file number 1-8966

SJW CORP.

(Exact name of registrant as specified in its charter)

California	**77-0066628**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
374 West Santa Clara Street, San Jose, California,	**95196**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code 408-279-7800
Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, Par Value $1.042	**American Stock Exchange**

Securities Registered Pursuant To Section 12(G) Of The Act:

None (Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.

Indicate by check mark whether registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☒ No ☐

The aggregate market value of the common stock held by non-affiliates of the registrant on June 30, 2004 was $219,373,236.

Shares of common stock outstanding on March 7, 2005 — 9,135,573.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement relating to the Registrant's 2005 Annual Meeting of Shareholders, to be held on April 28, 2005, are incorporated by reference into Part III of this Form 10-K where indicated.

TABLE OF CONTENTS

PART I

Forward-Looking Statements

This report contains forward-looking statements within the meaning of the federal securities laws relating to future events and future results of SJW Corp. and its subsidiaries that are based on current expectations, estimates, forecasts, and projections about the industries in which SJW Corp. operates and the beliefs and assumptions of the management of SJW Corp. Such forward-looking statements are identified by words such as "expect", "estimate", "anticipate", "intends", "seeks", "plans", "projects", variation of such words, and similar expressions. These forward-looking statements are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Important factors that could cause or contribute to such differences include, but are not limited to, those discussed in this report under the section entitled "Factors That May Affect Future Results" under Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere, and in other reports SJW Corp. files with the Securities and Exchange Commission (SEC), specifically the most recent reports on Form 10-Q and Form 8-K filed with the SEC, each as it may be amended from time to time.

SJW Corp. undertakes no obligation to update or revise the information contained in this report, including the forward-looking statements for any reason.

Item 1. *Business*

General Development of Business

SJW Corp. (the Corporation) was incorporated in California on February 8, 1985. SJW Corp. is a holding company with three subsidiaries:

San Jose Water Company, a wholly owned subsidiary, with headquarters at 374 West Santa Clara Street in San Jose, California 95196, was originally incorporated under the laws of the State of California in 1866. The company was later reorganized and reincorporated as the San Jose Water Works. San Jose Water Works was reincorporated in 1985 as San Jose Water Company, with SJW Corp. as the parent holding company. San Jose Water Company is a public utility in the business of providing water service to a population of approximately one million people in an area comprising about 138 square miles in the metropolitan San Jose area. San Jose Water Company's web site can be accessed via the Internet at http://www.sjwater.com.

SJW Land Company, a wholly owned subsidiary, was incorporated in 1985. SJW Land Company owns and operates parking facilities, which are located adjacent to San Jose Water Company's headquarters and the HP Pavilion in San Jose, California. SJW Land Company also owns commercial buildings and other undeveloped land primarily in the San Jose Metropolitan area, some properties in the states of Florida and Connecticut, and a 70% limited partnership interest in 444 West Santa Clara Street, L.P.

Crystal Choice Water Service LLC, a 75% majority-owned limited liability subsidiary formed in January 2001, engages in the sale and rental of water conditioning and purification equipment.

SJW Corp. also owns 1,099,952 shares of California Water Service Group, which represents approximately 6% of its outstanding shares as of December 31, 2004.

Regulation and Rates

San Jose Water Company's rates, service and other matters affecting its business are subject to regulation by the California Public Utilities Commission (CPUC).

Ordinarily, there are two types of rate increases: general and offset. General rate case decisions usually authorize an initial rate increase followed by two annual step increases designed to maintain the authorized return on equity over a three-year period. General rate applications are normally filed and processed during the last year covered by the most recent rate case in an attempt to avoid regulatory lag.

The purpose of an offset rate increase is to compensate utilities for increases in specific expenses, primarily for purchased water, pump tax or purchased power.

Pursuant to Section 792.5 of the California Public Utilities Code, a balancing account must be maintained for each expense item for which revenue offsets have been authorized (e.g., purchased water, purchased power and pump tax). The purpose of a balancing account is to track the under-collection or over-collection associated with expense changes and the revenue authorized by the CPUC to offset those expense changes. On November 29, 2001, the CPUC issued Resolution W-4294 implementing significant changes in the long-established offset rate increase and balancing account recovery procedures applicable to water utilities. These changes could have a significant impact on San Jose Water Company's ability to recover reimbursement of expenses through the balancing account process.

On October 7, 2004, the CPUC issued Resolution W-4501 which authorized the San Jose Water Company to record the over-collection of $383,000 for the period of November 30, 2001 through December 31, 2003 in its Balancing Account. San Jose Water Company has subsequently accrued an under-collection of $1,000,000 in the Memorandum Type Balancing Account for the period of January 1, 2004 through December 31, 2004. As required, the under-collection of $1,000,000 will be submitted for review by the CPUC prior to March 31, 2005 and if approved, will be included in the Company's Balancing Account. As of December 31, 2004, the net amount of the reviewed accounts and those pending review is an under-collection of $617,000.

On September 30, 2002, the interim rate relief bill (AB2838) was signed into law. The bill allows for the implementation of interim water rates in general rate cases when the CPUC fails to establish new rates in accordance with the established rate case schedule. The interim rates would be based on a water company's existing rates increased for the amount of inflation since the last approved rate adjustment. The bill also allows for revenue reconciliation from the time of the implementation of the interim rates to the time of the CPUC's ultimate decision in the rate case. In principle, this mechanism is designed to eliminate the adverse financial impact on water utilities caused by regulatory delays in general rate cases. The bill was codified as Public Utilities Code Section 455.2 and became effective on January 1, 2003.

Please also see the heading "Factors That May Affect Future Results" under Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Financial Information about Industry Segments

See Part II, Item 7 for information regarding SJW Corp.'s business segments.

Narrative Description of Business

General

The principal business of San Jose Water Company consists of the production, purchase, storage, purification, distribution and retail sale of water. San Jose Water Company provides water service to customers in portions of the cities of Cupertino and San Jose and in the cities of Campbell, Monte Sereno, Saratoga and the Town of Los Gatos, and adjacent unincorporated territory, all in the County of Santa Clara in the State of California. It distributes water to customers in accordance with accepted water utility methods.

San Jose Water Company also provides non-regulated water related services under agreements with municipalities. These non-regulated services include full water system operations, billings and cash remittances and maintenance contract services.

In October 1997, San Jose Water Company commenced operation of the City of Cupertino municipal water system under terms of a 25-year lease. The system is adjacent to the existing San Jose Water Company service area and has approximately 4,400 service connections. Under the terms of the lease, San Jose Water Company paid an up-front $6.8 million concession fee to the City of Cupertino that is amortized over the contract term. San Jose Water Company is responsible for all aspects of system operation including capital improvements.

The operating results from the water business fluctuates according to the demand for water, which is often influenced by seasonal conditions, such as summer temperatures or the amount and timing of precipitation in San Jose Water Company's service area. Revenue, production costs and income are affected by the changes in water sales and availability of surface water supply. Overhead costs, such as payroll and benefits, depreciation, interest on long-term debt and property taxes, remain fairly constant despite variations in the amount of water sold. As a result, earnings are highest in the higher use, warm weather summer months and lowest in the cool winter months.

Water Supply

San Jose Water Company's water supply consists of groundwater from wells, surface water from watershed run-off and diversion, and imported water purchased from the Santa Clara Valley Water District (SCVWD) under the terms of a master contract with SCVWD expiring in 2051. Purchased water provides approximately 40% to 45% of San

Jose Water Company's annual production. Surface supply, which during a year of normal rainfall satisfies about 6% to 8% of San Jose Water Company's annual needs, provides approximately 1% of its water supply in a dry year and approximately 14% in a wet year. In dry years, the decrease in water from surface run-off and diversion, and the corresponding increase in purchased and pumped water, increases production costs substantially. San Jose Water Company pumps the remaining 40%–50% of its water supply from the underground basin and pays a pump tax to the SCVWD.

The pumps and motors at San Jose Water Company's groundwater production facilities are propelled by electric power. Over the last few years, San Jose Water Company has installed standby power generators at 18 of its strategic water production sites. In addition, the commercial office and operations control centers are equipped with standby generators that allow critical distribution and customer service operations to continue during a power outage. The SCVWD has informed San Jose Water Company that its filter plants, which deliver purchased water to San Jose Water Company, are also equipped with standby generators. In the event of a power outage, San Jose Water Company believes it will be able to prevent an interruption of service to customers for a limited period by pumping water with its standby generators and by using the purchased water from SCVWD.

On rare occasions, events may occur which are beyond the control of San Jose Water Company. Except for a few isolated cases when service had been interrupted or curtailed because of power or equipment failures, construction shutdowns, or other operating difficulties, San Jose Water Company has not had any interrupted or imposed mandatory curtailment of service to any type or class of customer. However, during the summer of 1989 through March 1993, rationing was imposed intermittently on all customers at the request of SCVWD.

Groundwater in 2004 remained comparable to the 30-year normal level. On February 22, 2005, the SCVWD's ten reservoirs were 80.9% full with 136,642 acre-feet of water in storage. The rainfall from July 2004 to February 2005 was about 148% of the 30-year average. The delivery of California and federal contract water to the SCVWD is expected to be met. San Jose Water Company believes that its various sources of water supply are sufficient to meet customer demand for the remainder of the year.

Rainfall at San Jose Water Company's Lake Elsman was measured at 25.45 inches for the period from July 1 through December 31, 2004, which is above the five-year average.

While the water supply outlook for 2005 is good, California faces long-term water supply challenges. San Jose Water Company actively works with SCVWD to meet the challenges by continuing to educate customers on responsible water use practices and to conduct long-range water supply planning. Please also see further discussion in "Factors That May Affect Future Results" under Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Franchises

San Jose Water Company holds franchise rights, water rights, and rights-of-way in the communities it serves that it believes are necessary to operate and maintain its distribution network and facilities under and on the public streets.

Seasonal Factors

Water sales are seasonal in nature. The demand for water, especially by residential customers, is generally influenced by weather conditions. The timing of precipitation and climatic conditions can cause seasonal water consumption by residential customers to vary significantly.

Competition

San Jose Water Company is a public utility regulated by the CPUC and operates within a service area approved by the CPUC. The laws of the State of California provide that no other investor-owned public utility may operate in San Jose Water Company's service area without first obtaining from the CPUC a certificate of public convenience and necessity. Past experience shows such a certificate will be issued only after demonstrating that San Jose Water Company's service in such area is inadequate.

California law also provides that whenever a public agency constructs facilities to extend utility service to the service area of a privately owned public utility (like San Jose Water Company), such an act constitutes the taking of property and is conditioned upon payment of just compensation to the private utility.

Under the constitution and statutes of the State of California, municipalities, water districts and other public agencies have been authorized to engage in the ownership and operation of water systems. Such agencies are empowered to condemn properties operated by privately owned public utilities upon payment of just compensation and are further authorized to issue bonds (including revenue bonds) for the purpose of acquiring or constructing water systems. To the company's knowledge, no municipality, water district or other public agency has pending any action to condemn any part of San Jose Water Company's system.

Condemnation

In January 2002, SJW Land Company entered into an Agreement for Possession and Use (the Agreement) with the Valley Transportation Agency (VTA) whereby SJW Land Company granted VTA an irrevocable right to possession and use of 1.2 acres of the company's parking lot property for the development of a light rail station while reserving the right to assert, and dispute the fair market value placed on the land. In April 2003, VTA adopted a resolution authorizing a condemnation proceeding to acquire the land and deposited $3,700,000 in an escrow account as fair market compensation and filed an eminent domain lawsuit. Prior to going to trial, a settlement was reached on November 23, 2004 regarding the compensation for the taking of property and for damages associated with the condemnation. The settlement terms include a cash payment of $9,650,000, plus statutory interest and costs, and the conveyance of a parcel valued at approximately $325,000 from VTA to SJW Land Company. SJW Land Company has recognized a condemnation gain of $3,776,000, net of taxes of $2,624,000.

Environmental Matters

San Jose Water Company maintains procedures to produce potable water in accordance with all applicable county, state and federal environmental rules and regulations. Additionally, San Jose Water Company is subject to environmental regulation by various other governmental authorities.

In December 1998, the United States Environmental Protection Agency (EPA) established more stringent surface water treatment performance standards and new drinking water standards for disinfection byproducts. San Jose Water Company is currently in compliance with both regulations, which became effective January 1, 2002.

In January 2001, the EPA finalized new regulations revising the primary maximum contaminant level (MCL) for arsenic from 50 parts per billion (ppb) down to 10 ppb. San Jose Water Company has monitored its water supply sources for arsenic and is currently in compliance with the new regulations, which will become effective in 2006.

Other state and local environmental regulations apply to San Jose Water Company's operations and facilities. These regulations relate primarily to the handling, storage and disposal of hazardous materials. San Jose Water Company is currently in compliance with state and local regulations governing hazardous materials, point and non-point source discharges, and the warning provisions of the California Safe Drinking Water and Toxic Enforcement Act of 1986. Please also see Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Employees

As of December 31, 2004, San Jose Water Company had 302 employees, of whom 80 were executive, administrative or supervisory personnel, and of whom 222 were members of unions. San Jose Water Company reached a two-year collective bargaining agreement with the Utility Workers of America, representing the majority of all employees, and the International Union of Operating Engineers, representing certain employees in the engineering department, covering the period from January 1, 2004 through December 31, 2005. Both groups are affiliated with the AFL-CIO. The agreement includes approximately 3% and 3.5% wage adjustments for union workers for calendar years 2004 and 2005, respectively, with minor benefit modifications.

Officers of the Registrant

Name	Age	Offices and Experience
W.R. Roth	52	SJW Corp. — President and Chief Executive Officer of the Corporation. Prior to becoming Chief Executive Officer in 1999, he was President from October 1996, and Vice President from April 1992 until October 1996. Mr. Roth has served as a director of SJW Corp., San Jose Water Company and SJW Land Company since 1994.
R.J. Balocco	55	San Jose Water Company — Vice President, Corporate Communications. Prior to becoming Vice President, Corporate Communications in 1995, he was Vice President, Administration from April 1992. Mr. Balocco has been with San Jose Water Company since 1982.
G.J. Belhumeur	59	San Jose Water Company — Senior Vice President, Operations. Prior to becoming Sr. Vice President of Operations, he was Vice President of Operations since 1996. Mr. Belhumeur has been with San Jose Water Company since 1970.
D. Drysdale	49	San Jose Water Company — Vice President, Information Services. Prior to becoming Vice President, Information Services in 1999, he was Director of Information Services from 1998 and Data Processing Manager since 1994. Mr. Drysdale joined San Jose Water Company in 1992.
R.J. Pardini	59	San Jose Water Company — Vice President, Chief Engineer. Prior to becoming Vice President, Chief Engineer in 1996, he was Chief Engineer. Mr. Pardini has been with San Jose Water Company since 1987.
A. Yip	51	SJW Corp. — Chief Financial Officer and Treasurer since October 1996, and Senior Vice President of Finance, Chief Financial Officer and Treasurer of San Jose Water Company since April 2004. Prior to April 2004, Ms. Yip served as Vice President of Finance, Chief Financial Officer and Treasurer of San Jose Water Company since January 1999. Ms. Yip has been with San Jose Water Company since 1986.
R.S. Yoo	54	San Jose Water Company — Senior Vice President, Administration from April 2003. Prior to April 2003, he was Vice President, Water Quality since April 1996. Mr. Yoo has been with San Jose Water Company since 1985.
S. Papazian	29	SJW Corp. and San Jose Water Company — Corporate Secretary and Attorney. Ms. Papazian has served as Corporate Secretary and Attorney since February 14, 2005. She was admitted to the California State Bar in January 2000 and thereafter was an Associate Attorney at The Corporate Law Group from March 2000 until February 2005.
V.K. Wong	35	San Jose Water Company — Controller. He has been with San Jose Water Company since December 2002. He served as Director of Finance for Golden State Warriors from October 1998 until October 2002 and prior to October 1998, Mr. Wong was a Senior Auditor for KPMG LLP.

Financial Information About Foreign and Domestic Operations and Export Sales

SJW Corp.'s revenue and expense are derived substantially from operations located in the County of Santa Clara in the State of California.

SJW Corp.'s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to these reports, are made available free of charge through SJW Corp.'s website at http://www.sjwater.com, as soon as reasonably practicable after the Corporation electronically files such material with, or furnish such material to, the Securities and Exchange Commission.

Item 2. *Properties*

The properties of San Jose Water Company consist of a unified system of water production, storage, purification and distribution located in the County of Santa Clara in the State of California. In general, the property is comprised of franchise rights, water rights, necessary rights-of-way, approximately 7,000 acres of land held in fee (which is primarily non-developable watershed), impounding reservoirs with a capacity of approximately 2.256 billion gallons, diversion facilities, wells, distribution storage of approximately 240 million gallons and all water facilities, equipment, office buildings and other property necessary to supply its customers.

San Jose Water Company maintains all of its properties in good operating condition in accordance with customary practice for a water utility. San Jose Water Company's well pumping stations have a production capacity of approximately 255 million gallons per day and the present capacity for taking purchased water is approximately 172 million gallons per day. The gravity water collection system has a physical delivery capacity of approximately 29 million gallons per day. During 2004, a maximum and average of 192 million gallons and 135 million gallons of water per day, respectively, were delivered to the system.

San Jose Water Company holds all its principal properties in fee, subject to current tax and assessment liens, rights-of-way, easements, and certain minor defects in title which do not materially affect their use.

SJW Land Company owns approximately eight acres of property adjacent to San Jose Water Company's headquarters, approximately 28 acres of property in the states of Florida and Connecticut, and approximately five undeveloped acres of land and commercial properties primarily in the San Jose metropolitan area. The majority of the land adjacent to San Jose Water Company is used as surface parking facilities and generates approximately 25% of SJW Land Company's revenue. Under a ten-year lease expiring January 1, 2010, San Jose Water Company leased half of the office space of SJW Land Company's 1265 South Bascom Avenue building as its engineering headquarters. Approximately 14% of SJW Land Company's revenue is generated from this commercial building. SJW Land Company sold San Tomas station, a non-utility property, in March 2003 and subsequently in April 2003, reinvested the property sale proceeds by acquiring two income-producing properties in the states of Connecticut and Florida. Approximately 32% of SJW Land Company's revenue is generated from these two income-producing properties. SJW Land Company also owns a 70% limited partnership interest in 444 West Santa Clara Street, L.P., a real estate limited partnership that owns and operates an office building. As a result of Interpretation No. 46(R) "Consolidation of Variable Interest Entities", SJW Land Company has consolidated its limited partnership interest in 444 West Santa Clara Street, L.P. Approximately 24% of SJW Land Company's revenue is generated from this partnership.

Item 3. *Legal Proceedings*

SJW Corp. is subject to litigation incidental to its business. However, there are no pending legal proceedings to which the Corporation or any of its subsidiaries is a party or to which any of its properties is the subject that are expected to have a material effect on the Corporation's financial position, results of operations or cash flows.

Item 4. *Submission of Matters to a Vote of Security Holders*

None.

PART II

Item 5. *Market for Registrant's Common Equity and Related Stockholder Matters*

Market Information Relating to Common Stock

SJW Corp.'s common stock is traded on the American Stock Exchange under the symbol "SJW". Information as to the high and low sales prices for SJW Corp.'s common stock for each quarter in the 2004 and 2003 fiscal years is contained in the section captioned "Market Price Range of Stock" in the tables set forth in Note 18 of "Notes to Consolidated Financial Statements" in Part II, Item 8.

On March 1, 2004, SJW Corp. effected a three-for-one split on the Corporation's common stock for holders of record on February 10, 2004. The share and per share data presented herein has been adjusted to reflect the aforementioned stock split.

Approximate Number of Holders of Common Stock

There were 669 record holders of SJW Corp.'s common stock on December 31, 2004.

Dividends

Quarterly dividends have been paid on SJW Corp.'s and its predecessor's common stock for 245 consecutive quarters and the quarterly rate has been increased during each of the last 37 years. Additional information as to the cash dividends paid on common stock in 2004 and 2003 is contained in the section captioned "Dividends per share" in the tables set forth in Note 18 of "Notes to Consolidated Financial Statements" in Part II, Item 8. Future dividends will be determined by the Board of Directors after consideration of various financial, economic and business factors.

Purchase of Company Stock

On April 29, 2004, SJW Corp. announced that its board of directors authorized a stock repurchase program to repurchase up to 100,000 shares of its outstanding common stock over the 36 month period following the announcement. Shares repurchased information through December 31, 2004 were as follows:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan	Maximum Number of Shares that May Yet Be Purchased Under the Plan
May 1, 2004 to May 31, 2004	895	$32.50	895	99,105
August 1, 2004 to August 31, 2004	3,400	$33.93	3,400	95,705
Total	4,295	$33.63	4,295	

Item 6. *Selected Financial Data*

FIVE YEAR STATISTICAL REVIEW
SJW Corp. and Subsidiaries

	2004	2003 Restated*	2002 Restated*	2001 Restated*	2000 Restated*
CONSOLIDATED RESULTS OF OPERATIONS (in thousands)					
Operating revenue	$166,911	150,454	146,373	136,804	123,578
Operating expense:					
Operation	98,681	88,722	89,674	84,667	76,931
Maintenance	8,674	7,724	7,866	7,090	6,881
Taxes	16,958	15,588	14,078	11,770	11,496
Depreciation and amortization	18,481	15,225	14,013	13,240	11,847
Total operating expense	142,794	127,259	125,631	116,767	107,155
Operating income	24,117	23,195	20,742	20,037	16,423
Interest expense, other income and deductions	(4,331)	(4,518)	(6,510)	(6,020)	(5,758)
Net income	19,786	18,677	14,232	14,017	10,665
Dividends paid	9,319	8,861	8,405	7,834	7,491
Invested in the business	$ 10,467	9,816	5,827	6,183	3,174
CONSOLIDATED PER SHARE DATA					
Net income	$ 2.17	2.04	1.56	1.53	1.17
Dividends paid	$ 1.02	0.97	0.92	0.86	0.82
Shareholders' equity at year-end	$ 20.22	18.21	16.80	16.35	15.80
CONSOLIDATED BALANCE SHEET (in thousands)					
Utility plant and intangible assets	$619,590	583,709	541,919	507,227	462,892
Less accumulated depreciation and amortization	189,221	174,985	161,576	149,721	139,396
Net utility plant	430,369	408,724	380,343	357,506	323,496
Nonutility property	31,987	32,569	15,521	15,464	15,267
Total assets	552,152	516,244	457,770	435,552	396,356
Capitalization:					
Shareholders' equity	184,691	166,368	153,499	149,354	144,325
Long-term debt	143,604	143,879	114,407	114,460	94,330
Total capitalization	$328,295	310,247	267,906	263,814	238,655
OTHER STATISTICS — SAN JOSE WATER COMPANY					
Customers at year-end	220,800	220,100	219,400	219,000	218,500
Average revenue per customer	$ 733.76	664.99	652.79	612.78	556.99
Investment in utility plant per customer	$ 2,806	2,652	2,470	2,316	2,118
Miles of main at year-end	2,434	2,430	2,422	2,419	2,419
Water production (million gallons)	51,082	49,593	52,068	52,122	52,021
Maximum daily production (million gallons)	192	211	216	199	217
Population served (estimate)	995,000	992,000	989,000	988,000	985,000

* SJW Corp. has restated its previously reported 2000, 2001, 2002 and 2003 Consolidated Statements of Income and Consolidated Balance Sheet as a result of adopting Interpretation No. 46(R), "Consolidation of Variable Interest Entities" (FIN46R). As a result of the adoption of FIN46R, SJW Corp. has consolidated its limited partnership interest in 444 West Santa Clara Street, L.P.

See accompanying notes to consolidated financial statements

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Description of the Business:

SJW Corp. is a holding company with three subsidiaries:

San Jose Water Company, a wholly owned subsidiary, is a public utility in the business of providing water service to a population of approximately one million people in an area comprising about 138 square miles in the metropolitan San Jose, California area.

SJW Corp., the parent of San Jose Water Company, is a publicly traded investor-owned water utility. The United States water utility industry is largely fragmented and is dominated by the municipal-owned water systems. Unlike many other industries, the water utility is regulated, and provides a life-sustaining product. This makes the water utilities subject to lower business cycle risks than non-regulated industries. Throughout the years, the company continued to invest in utility plant, which reflected a diligent and disciplined approach to stewardship of the water system. Additionally, the company has continued to expand its existing portfolio of non-regulated water service contracts.

SJW Land Company, a wholly owned subsidiary, owns and operates a 750-space surface parking facility, which is located adjacent to the San Jose Water Company's headquarters and the HP Pavilion in San Jose, California. SJW Land Company also owns commercial buildings and other undeveloped land primarily in the San Jose Metropolitan area, other properties in the states of Florida and Connecticut, and a 70% limited partnership interest in 444 West Santa Clara Street, L.P.

SJW Land Company has historically developed its asset base into a relatively low risk, moderately leveraged, diversified portfolio of income-producing properties through tax-advantaged exchanges.

Crystal Choice Water Service LLC, a 75% owned limited liability subsidiary formed in January 2001, engages in the sale and rental of water conditioning and purification equipment.

SJW Corp. also owns 1,099,952 shares or approximately 6% of California Water Service Group as of December 31, 2004.

On January 29, 2004, the Board of Directors of SJW Corp. approved a three-for-one split of its common stock. The trading price was adjusted for three-for-one stock-split on March 2, 2004. All share and per share data herein has been adjusted to reflect the three-for-one stock split.

Critical Accounting Policies:

SJW Corp. has identified accounting policies delineated below as the policies critical to its business operations and the understanding of the results of operations. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. SJW Corp. bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The impact and any associated risks related to these policies on the Corporation's business operations is discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations" where such policies affect the Corporation's reported and expected financial results. For a detailed discussion on the application of these and other accounting policies, see Note 1 of "Notes to Consolidated Financial Statements." The Corporation's critical accounting policies are as follows:

Balancing Account

Within its regulatory regime, the California Public Utilities Commission (CPUC) establishes a memorandum type balancing account mechanism for the purpose of tracking the under-collection or over-collection associated with expense changes and the revenue authorized by the CPUC to offset those expense changes. A separate balancing account must be maintained for each offset expense item (e.g., purchased water, purchased power and pump tax). Since balances are being tracked and have to be approved by the CPUC before they can be incorporated into rates, San Jose Water Company has not recognized the expenses in the balancing account on its financial statements. The balancing account balance varies with the seasonality of the water utility business such that during the summer months when the demand for water is at its peak, the balancing account tends to reflect an under-collection, while during the winter months when demand for water is relatively lower, the balancing account tends to reflect an over-collection.

Had the balancing account been recognized in San Jose Water Company's financial statements, San Jose Water Company's retained earnings would be increased by the amount of balancing account over-collection, as the case may be, or decreased by the amount of balancing account under-collection, less applicable taxes.

On October 7, 2004, the CPUC issued Resolution W-4501 which authorized the San Jose Water Company to record the over-collection of $383,000 for the period of November 30, 2001 through December 31, 2003 in its Balancing Account. San Jose Water Company has subsequently accrued an under-collection of $1,000,000 in the Memorandum Type Balancing Account for the period of January 1, 2004 through December 31, 2004. As required, the under-collection of $1,000,000 will be submitted for review by the CPUC prior to March 31, 2005 and if approved, will be included in the Company's Balancing Account. The net amount of the reviewed accounts and those pending review is an under-collection of $617,000 as of December 31, 2004.

At December 31, 2003, the balancing account had a net over-collected balance of $7,000, which included an under-collection of $382,000 accrued prior to November 29, 2001 and an over-collection of $389,000, including interest of $6,000, accrued for the period from November 30, 2001 through December 31, 2003. The surcharge recovery of the net under-collected balance of $382,000 accrued prior to November 30, 2001 was subsequently authorized in D.04-08-054, effective August 24, 2004. Please also see "Factors That May Affect Future Results" in this Item 7 below.

Revenue Recognition

San Jose Water Company's revenue from metered customers includes billings to customers based on meter readings plus an estimate of water used between the customers' last meter reading and the end of the accounting period. The company reads the majority of its customers' meters on a bi-monthly basis and records its revenue based on its meter reading results. Revenue from the meter reading date to the end of the accounting period is estimated based on historical usage patterns, production records and the effective tariff rates. The estimate of the unbilled revenue is a management estimate utilizing certain sets of assumptions and conditions which include the number of days between meter reads for each billing cycle, the customers' consumption changes, and the San Jose Water Company's experiences in unaccounted-for water. Actual results could differ from those estimates, which would result in adjusting the operating revenue in the period which the revision to San Jose Water Company's estimates are determined. As of December 31, 2004 and 2003, accrued unbilled revenue was $6,605,000 and $6,205,000, respectively. Unaccounted for water for 2004, 2003 and 2002 approximated 6.2%, 6.9% and 6.6%, respectively, as a percentage of production. The estimate is based on the results of past experience, the trend and efforts in reducing the company's unaccounted for water through mains replacement and lost water reduction programs.

SJW Corp. recognizes its non-regulated revenue based on the nature of the non-regulated business activities. Revenue from San Jose Water Company's non-regulated utility operations and billing or maintenance agreements are recognized in accordance with SEC Staff Accounting Bulletin 104, "Revenue Recognition," when services have been rendered. Revenue from SJW Land Company is recognized ratably over the term of the lease or when parking services have been rendered. Revenue from Crystal Choice Water Service LLC is recognized at the time of the delivery of water conditioning and purification equipment or ratably over the term of the lease of the water conditioning and purification equipment.

Recognition of Regulatory Assets and Liabilities

Generally accepted accounting principles for water utilities include the recognition of regulatory assets and liabilities as permitted by Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation." In accordance with SFAS No. 71, San Jose Water Company records deferred costs and credits on the balance sheet as regulatory assets and liabilities when it is probable that these costs and credits will be recovered in the ratemaking process in a period different from when the costs and credits were incurred. Accounting for such costs and credits is based on management's judgments that it is probable that these costs and credits are recoverable in the future revenue of the San Jose Water Company through the ratemaking process. The regulatory assets and liabilities recorded by San Jose Water Company primarily relate to the recognition of deferred income taxes for ratemaking versus tax accounting purposes. The disallowance of any asset in future ratemaking purposes, including the deferred regulatory assets, would require San Jose Water Company to immediately recognize the impact of the costs for financial reporting purposes. No disallowance had to be recognized at December 31, 2004 and December 31, 2003. The net regulatory assets recorded by San Jose Water Company were $8,064,000 and $7,976,000 as of December 31, 2004 and 2003, respectively.

Income Taxes

SJW Corp. estimates its federal and state income taxes as part of the process of preparing the financial statements. The process involves estimating the actual current tax exposure together with assessing temporary differences resulting from different treatment of items for tax and accounting purposes, including the evaluation of the treatment acceptable in the water utility industry and its regulatory agency. These differences result in deferred tax assets and liabilities, which are included within the balance sheet. If actual results, due to changes in the regulatory treatment, or significant changes in tax-related estimates or assumptions or changes in law, differ materially from these estimates, the provision for income taxes will be materially impacted.

Pension Accounting

San Jose Water Company offers a defined benefit plan, a Supplemental Executive Retirement Plan and certain post-retirement benefits other than pensions to employees retiring with a minimum level of service. Accounting for pensions and other post-retirement benefits requires an extensive use of assumptions about the discount rate, expected return on plan assets, the rate of future compensation increase received by the employees, mortality, turnover and medical costs. See assumptions and disclosures detailed in Note 11 of "Notes to Consolidated Financial Statements".

San Jose Water Company, through its Retirement Plan Administrative Committee managed by representatives from the unions and management, establishes investment guidelines with specification that at least 30% of the investments are in bonds or cash. As of December 31, 2004, the plan assets consist of approximately 30% bonds, 2% cash and 68% equities. Furthermore, equities are to be diversified by industry groups to balance for capital appreciation and income. In addition, all investments are publicly traded. San Jose Water Company uses an expected rate of return on plan assets of 8% in its actuarial computation. The distributions of assets are not considered highly volatile and sensitive to changes in market rates and prices. Furthermore, foreign assets are not included in the investment profile and thus risk related to foreign exchange fluctuation is diminished.

The market values of the plan assets are marked to market at the measurement date. The investment trust assets suffered unrealized market losses in years prior to 2004. As a result, the pension expense in 2004 included the amortization of unrealized market losses on pension assets. Unrealized market losses on pension assets are amortized over 14 years for actuarial expense calculation purposes. Market recovery in 2003 reduced pension expense by approximately $278,000 in 2004 and market losses in 2002 increased expense by approximately $1,131,000 in 2003.

The company utilizes Moody's 'A' and 'Aa' rated bonds in industrial, utility and financial sectors with outstanding amounts of $1,000,000 or more in determining the discount rate used in calculating the pension and other postretirement benefits liabilities at the measurement date. The composite discount rate used was 6.00% and 6.25% for the years ending December 31, 2004 and 2003, respectively.

Stock-Based Compensation Plans

SJW Corp. has a stockholder-approved long-term incentive plan that allows granting of nonqualified stock options, performance shares and dividend units. Under the plan, a total of 900,000 common shares are authorized for option awards and grants. The Corporation has adopted SFAS No. 123, "Accounting for Stock-Based Compensation," utilizing the Black-Scholes option-pricing model to compute the fair value of options at grant date as basis for the stock-based compensation for financial reporting purposes. The weighted-average assumptions utilized include: expected dividend yield — 3.3%, expected volatility — 23.6%, risk-free interest rate — 3.22%, expected holding period — five years.

In addition to the option grants, SJW Corp. has granted restricted stock units to a key employee of the Corporation, which were valued at market price at the date of grant. The Corporation is recognizing the fair market value of the restricted stock units granted as compensation expense, over the vesting period of three years as services are rendered.

Additionally, the restricted stock units granted to the non-employee board members from the conversion of cash pension benefits were valued at market price at the date of grant. The Corporation is correspondingly recognizing the fair market value of the unvested restricted stock units granted as compensation expenses, over the vesting period of three years as services are rendered.

Consolidation Policy of Majority-Owned Enterprises

SJW Corp. consolidates its 75% controlling interest of Crystal Choice Water Service LLC in its financial statement with the 25% minority interest included as "other" in the consolidated Statements of Income and Comprehensive Income and in "other non-current liabilities" in the Balance Sheet. Effective January 1, 2004, the

Corporation adopted FASB Interpretation No. 46(R) (FIN46R), "Consolidation of Variable Interest Entities". As a result of the adoption of FIN46R, the Corporation has identified its investment in 444 West Santa Clara Street, L.P. as a variable interest entity with SJW Land Company as the primary beneficiary. SJW Corp. has consolidated 444 West Santa Clara Street, L.P. in its consolidated financial statements as of January 1, 2004 and restated its financial statements for 2002 and 2003 to reflect the consolidation on a comparative basis.

Recognition of Gain/Loss on Non-utility Property

In compliance with the Uniform System of Accounts (USOA) prescribed by the California Public Utilities Commission and conforming to generally accepted accounting principles for rate-regulated public utilities, the cost of retired utility plant, including retirement costs (less salvage), is charged to accumulated depreciation and no gain or loss is recognized for utility plant used and useful in providing water utility services to customers.

Non-utility property in San Jose Water Company is property that is neither used nor useful in providing water utility services to customers and is excluded from the rate base for rate-setting purposes. San Jose Water Company recognized gain/loss on disposition of non-utility property in accordance with CPUC Code Section 790. Non-utility property in SJW Land Company and Crystal Choice Water Service LLC consists primarily of land, buildings, parking facilities and water conditioning equipment. Net gains or losses from the sale of non-utility property are recorded as a component of other (expense) income in our Consolidated Statement of Income and Comprehensive Income.

Results of Operations:

SJW Corp. restated its previously reported 2003 and 2002 Consolidated Statements of Income and Comprehensive Income as a result of adopting FIN46R. As a result of the adoption of FIN46R, SJW Corp. has consolidated its limited partnership interest in 444 West Santa Clara Street, L.P.

Overview

SJW Corp.'s consolidated net income for twelve months ending December 31, 2004 was $19,786,000, compared to $18,677,000 for the same period in 2003. The increase of $1,109,000 or 6% includes an after-tax gain of $3,776,000 from the condemnation settlement with the Valley Transportation Authority in the fourth quarter of 2004.

Operating Revenue

Consolidated Operating Revenue

	2004	2003 (Restated)	2002 (Restated)
		(in thousands)	
San Jose Water Company	$161,757	146,132	143,092
SJW Land Company	3,466	3,096	2,581
Crystal Choice Water Service LLC	1,688	1,226	700
	$166,911	150,454	146,373

The change in consolidated operating revenue was due to the following factors:

Utility:

	2004 vs. 2003 Increase/(decrease)		2003 vs. 2002 (Restated) Increase/(decrease)	
	(in thousands)			
Consumption changes	$ 3,414	2%	$(5,117)	(3%)
New customers increase	458	—	353	—
Rate Increases	11,753	8%	7,804	5%
Parking and lease	370	—	515	—
Crystal Choice Water Service LLC	462	1%	526	—
	$16,457	11%	$ 4,081	2%

2004 vs. 2003

Consolidated operating revenue for 2004 increased by $16,457,000, or 11%, primarily due to increases in customer consumption and rate increases. The rate increases were the result of the CPUC's approval of San Jose Water Company's 2004 general rate case application authorizing new rates effective August 2004 and an offset rate increase to recover higher production costs. SJW Land Company's revenue increased $370,000 primarily due to higher rental income from warehouse properties. Crystal Choice Water Service LLC's revenue increased $462,000 over 2003 due to an improved marketing and pricing strategy.

2003 vs. 2002

The revenue increase consists of $3,040,000 from San Jose Water Company, and $1,041,000 from SJW Land Company and Crystal Choice Water Service LLC. The increase in revenue in San Jose Water Company was mainly due to cumulative rate increases from January through July 2003, which was partially offset by a decrease in customer consumption. The rate increases resulted from San Jose Water Company's general rate case application in 2001 and an offset rate increase for production costs adjustments in July 2003. SJW Land Company's revenue increased $515,000 primarily due to the addition of two commercial properties in March 2003 to its portfolio. Crystal Choice Water Service LLC's revenue increased $526,000 over 2002 due to an improved marketing strategy. SJW Corp. has adopted FIN46R and as a result, has consolidated its limited partnership interest in 444 West Santa Clara Street, L.P.

San Jose Water Company Operating Revenue and Customer Counts

The following table represents operating revenues and number of customers by customer group of San Jose Water Company:

Operating Revenue by Customer Group

	2004	2003	2002
		(in thousands)	
Residential and Business	$148,325	134,121	130,784
Industrial	1,083	980	1,060
Public Authorities	8,832	7,856	8,174
Others	3,517	3,175	3,074
	$161,757	146,132	143,092

Number of Customers

	2004	2003	2002
		(in thousands)	
Residential and Business	215,624	215,029	214,378
Industrial	89	91	92
Public Authorities	1,715	1,689	1,664
Others	3,372	3,291	3,266
	220,800	220,100	219,400

Operating Expense

Operating expense by subsidiary was as follows:

Operating Expense by Subsidiary

	2004	2003 (Restated)	2002 (Restated)
		(in thousands)	
San Jose Water Company	$138,188	123,422	122,074
SJW Land Company	2,098	1,944	1,855
Crystal Choice Water Service LLC	1,728	1,408	1,052
SJW Corp.	780	485	650
	$142,794	127,259	125,631

Operating expense increased $15,535,000 or 12% in 2004 compared to 2003, and $1,628,000 or 1% in 2003 compared to 2002.

The change in operating expense was due to the following:

	2004 vs. 2003 Increase/(decrease)		2003 vs. 2002 (Restated) Increase/(decrease)	
	(in thousands)			
Water Production costs:				
Change in surface water supply	$ 2,087	2%	$(3,879)	(3%)
Usage and new customers	2,003	2%	(3,742)	(3%)
Purchased water and pump tax price increase	4,900	4%	4,269	4%
Energy prices	(421)	(1%)	(696)	(1%)
Total water production costs	8,569	7%	(4,048)	(3%)
Administrative and general	1,083	1%	2,736	2%
Other operating expense	307	—	360	—
Maintenance	950	1%	(142)	—
Property taxes and other non-income taxes	249	—	645	—
Depreciation and amortization	3,256	2%	1,212	1%
Income taxes	1,121	1%	865	1%
	$15,535	12%	$ 1,628	1%

The various components of operating expenses are discussed below.

Water production costs

2004 vs. 2003

The increase in water production costs of $8,569,000 in 2004 was attributable to increases in the cost of purchased water and pump taxes charged to the San Jose Water Company from the SCVWD, new customers, and higher water production due to increased consumption rates and decreased surface water supply. These increases were partially offset by a slight decrease in energy cost. Water production in 2004 increased 1,489 million gallons from 2003 which was consistent with customer consumption.

2003 vs. 2002

Total water production costs decreased $4,048,000 in 2003 in comparison to 2002. The decrease in water production costs was primarily attributable to the greater availability of the less costly surface water and a decrease in customer consumption, partially offset by increases in rates for purchased water and pump tax from the SCVWD, which commenced in July 2003. Water production was lower than in 2002 by 2,475 million gallons, and was consistent with the changes in customer consumption.

Sources of Water Supply

The following table represents the sources of water supply for San Jose Water Company:

	Source of Water Supply		
	2004	2003	2002
	(million gallons) (MG)		
Purchased water	28,243	27,376	30,566
Ground water	18,109	16,168	18,430
Surface water	4,258	5,670	2,661
Reclaimed water	472	379	411
	51,082	49,593	52,068
Average water production cost per MG	$ 1,341	1,209	1,229

San Jose Water Company's water supply consists of groundwater from wells, surface water from watershed run-off and diversion, and imported water purchased from the SCVWD. Surface water is the least expensive source of water. Decreases in surface water availability in 2004 increased water production costs by approximately $2,087,000. Additionally, increases in the cost of purchased water and pump taxes contributed significantly to higher water production costs.

Water production in 2004 increased 1,489 million gallons from 2003 while water production in 2003 decreased 2,475 million gallons from 2002. The availability of the surface water was significantly greater in 2003 than in 2002. The changes in water production are consistent with the related operating expenses.

Other Operating Expense and Administrative and General

The following table represents components of other operating expense and administrative and general:

	2004	2003	2002
		(Restated)	(Restated)
		(in thousands)	
Water supply	$ 746	704	732
Water treatment and quality	1,487	1,541	1,539
Pumping	1,461	1,394	1,407
Transmission and distribution	3,143	2,979	2,877
Customer accounts	4,590	4,403	4,186
Other	1,465	1,564	1,484
Subtotal — Other operating expenses	12,892	12,585	12,225
Administrative and general	17,285	16,202	13,466
Other operating expenses and administrative and general	$30,177	28,787	25,691

2004 vs. 2003

Administrative, general and other operating expense increased $1,390,000 in 2004, or 1% of total operating expenses compared to 2003. The increase consisted primarily of: (1) $1,397,000 in salaries, wages and other compensation in accordance with bargaining unit wage escalation and new hires which was incurred in all departments, (2) $479,000 in pension costs as a result of benefit plan enhancements and (3) $354,000 in accounting fees due to audit services resulting from compliance with the Sarbanes-Oxley Act. These increases were partially offset by decreases of $535,000 in business risk and insurance costs.

2003 vs. 2002

Administrative, general and other operating expense in 2003 increased $3,096,000 or 2% of total operating expenses compared to 2002. The increase consisted primarily of: (1) $1,326,000 in salaries and wages in accordance with bargaining unit wage escalation which was incurred in all departments, (2) $1,131,000 in pension costs primarily as a result of the decline in the market value of retirement trust assets, and (3) $980,000 in business and employee insurance costs.

Other operating expense and administrative and general included expenses incurred in maintaining the water system, delivering the water supply, testing the water quality, providing customer service and general administration functions.

Maintenance Expense

Maintenance expense in 2004 increased $950,000 or 1% of total operating expenses compared to 2003, and decreased $142,000 in 2003 or less than 1% of total operating expenses in 2002. The level of maintenance expense varied with the level of public work projects instituted by the government, weather conditions and the timing and nature of general maintenance as needed for SJW Corp.'s facilities.

Property Taxes and Other Non-income Taxes

Property taxes and other non-income taxes for 2004 increased $249,000 or less than 1% in comparison to total operating expenses in 2003 due primarily to increased property, payroll and franchise taxes. In 2003, property taxes and other non-income taxes increased $645,000 or 1% in comparison to total operating expenses in 2002 due primarily to the receipt of $299,000 of property tax adjustments in 2002 for the taxes on properties paid in prior years.

Depreciation

Depreciation expense increased $3,256,000 or 2% in 2004 compared to total operating expenses in 2003 due to higher investment in utility plant and an increase in the effective rate for depreciation. The increase in the depreciation rate was due to an increase in estimated removal costs. Depreciation expense increased $1,212,000 or 1% in 2003 compared to total operating expenses in 2002 due to higher investment in utility plant.

Income Tax Expense

Income tax expense for 2004 was $11,644,000 excluding taxes on condemnation gain of property of $2,624,000, compared to $10,523,000 for 2003, excluding taxes on gain on sale of property of $2,106,000, representing an increase of $1,121,000 or 1% of total operating expenses due to higher earnings in 2004.

The effective consolidated income tax rates for 2004, 2003 and 2002 were 42%, 41% and 40%, respectively. The higher effective income tax rate was due to the reversal of certain income tax benefits resulting from accelerated tax depreciation which has previously been passed through to customers through lower rates in prior years. Refer to Note 5 "Income Taxes" of Notes to Consolidated Financial Statements for the reconciliation of income tax expense to the amount computed by applying the federal statutory rate to income before income taxes.

Other Income and Expense

Other income for the year ended December 31, 2004 included an after-tax gain of $3,776,000 on the condemnation gain on the settlement of the eminent domain lawsuit with the Valley Transportation Authority on a SJW Land Company property. Please refer to Note 14 "Condemnation Gain" under Notes to Consolidated Financial Statements.

Interest expense, including interest on long-term debt and mortgages, increased $1,169,000 or 13% in 2004 compared to 2003 due to the issuance of Series G Senior Notes in September 2003, execution of two mortgages in connection with the purchases of two income producing properties in the states of Connecticut and Florida. SJW Corp.'s consolidated weighted average cost of long-term debt, including the two mortgages acquired in 2003, the consolidated partnership loan and the amortization of debt issuance costs was 7.5%, 7.5% and 7.9% for the years ended December 31, 2004, 2003 and 2002, respectively.

Other comprehensive income in 2004 was $6,925,000 which included an unrealized gain adjustment of $6,652,000, net of taxes of $4,622,000, on the upturn in the market value of investment in California Water Service Group, and $273,000, net of taxes of $188,000, in comprehensive income associated with the Corporation's minimum pension liability.

Liquidity and Capital Resources:

San Jose Water Company's budgeted capital expenditures for 2005, exclusive of capital expenditures financed by customer contributions and advances are as follows:

	Budgeted Capital Expenditures 2005	
	(in thousands)	
Water treatment	$ 408	1%
Reservoirs and tanks	3,621	11%
Pump stations and equipment	2,803	8%
Distribution system	22,676	67%
Equipment and other	4,253	13%
	$33,761	100%

The 2005 capital expenditures budget is concentrated in main replacements. Approximately $17,000,000 will be spent to replace San Jose Water Company's pipes and mains, which is funded through internally generated funds and borrowings.

Starting in 1997, San Jose Water Company began a four-phased Infrastructure Study establishing a systematic approach to replace its utility facilities. Phase I and II of the Infrastructure Study analyzed the company's pipes and mains. Phase III and IV examined all other utility facilities. The Infrastructure Study was completed in July 2002 and is being used as a guide for future capital improvement programs, and will serve as the master plan for the company's replacement program for the next 20 years.

San Jose Water Company's capital expenditures are incurred in connection with normal upgrading and expansion of existing facilities and to comply with environmental regulations. San Jose Water Company expects to incur approximately $187,000,000 in capital expenditures, which includes replacement of pipes and mains, and maintaining water systems, over the next five years, exclusive of customer contributions and advances. The company's actual capital expenditures may vary from its projections due to changes in the expected demand for services, weather patterns, actions by governmental agencies and general economic conditions. Total additions to utility plant normally exceed company-financed additions by several million dollars as a result of new facilities construction funded with advances from developers and contributions in aid of construction.

A substantial portion of San Jose Water Company's distribution system was constructed during the period from 1945 to 1980. Expenditure levels for renewal and modernization of this part of the system will grow at an increasing rate as these components reach the end of their useful lives. In most cases, replacement cost will significantly exceed the original installation cost of the retired assets due to increases in the costs of goods and services.

In 2004, SJW Corp. did not make any additional investment in Crystal Choice Water Service LLC related to its 75% share of capital investment. SJW Corp. does not expect to make significant cash contributions in Crystal Choice Water Service, in 2005.

In 2004, the common dividends declared and paid on SJW Corp.'s common stock represented 47% of the net income for 2004. Historically, SJW Corp. has maintained its dividend payment ratio at approximately 50% of its earnings.

Historically, San Jose Water Company's write-offs for uncollectible accounts represent less than 1% of its total revenue. Management believes it can continue to collect its accounts receivable balances at its historical collection rate.

Sources of Capital:

San Jose Water Company

San Jose Water Company's ability to finance future construction programs and sustain dividend payments depends on its ability to attract external financing and maintain or increase internally generated funds. The level of future earnings and the related cash flow from operations is dependent, in large part, upon the timing and outcome of regulatory proceedings.

San Jose Water Company's financing activity is designed to achieve a capital structure consistent with regulatory guidelines of approximately 50% debt and 50% equity.

Company internally-generated funds, which include allowances for depreciation and deferred income taxes, have provided approximately 50% of the future cash requirements for San Jose Water Company's capital expenditure. Due to its strong cash position and low financial leverage condition, funding for its future capital expenditure program will be provided primarily through long-term debt. San Jose Water Company and its parent, SJW Corp. do not anticipate the issuance of any common equity to finance future capital expenditure.

San Jose Water Company has outstanding $130,000,000 of unsecured senior notes as of December 31, 2004. The senior note agreements of San Jose Water Company generally have terms and conditions that restrict the company from issuing additional funded debt if (1) the funded debt would exceed 66⅔% of total capitalization, and (2) net income available for interest charges for the trailing twelve calendar month period would be less than 175% of interest charges. As of December 31, 2004, San Jose Water Company's funded debt was 48% of total capitalization and the net income available for interest charges was 376% of interest charges.

In 2002, the California Department of Water Resources approved San Jose Water Company's application for an approximately $2,500,000 Safe Drinking Water State Revolving Fund (SDWSRF) 20-year loan at an interest rate of 2.39%. Funds in the above amount will be received for the retrofit of San Jose Water Company's water treatment plant. As of December 31, 2004, the loan has not been funded. All documentation pertaining to the loan has been completed. San Jose Water Company expects the loan to be funded in 2005.

In 2004, the California Department of Water Resources approved San Jose Water Company's application for a second loan under the SDWSRF program. The loan is for approximately $1,660,000 over a term of 20-years at an interest rate of 2.60%. Funds in the above amount will be used for water treatment plant improvements to meet increasing filtration standards. San Jose Water Company expects to receive the funding of this loan in 2005 when all documentation has been completed.

SJW Land Company

SJW Land Company executed mortgages in the amount of $9,900,000 in April 2003 in connection of acquiring two properties in the states of Connecticut and Florida. The mortgage loans are due in 10-years, amortized over 25-years with a fixed interest rate of 5.96% and are secured by the respective properties. The loan agreements generally restrict the company from prepayment in the first five years and require submission of periodic financial reports as part of the loan covenants. The properties were leased to a multinational company for 20-years.

In January 2004, SJW Land Company adopted FIN46R, and as a result, the Corporation has included an outstanding mortgage loan in the amount of $4,265,000 as of December 31, 2004 in its consolidated balance sheet of 444 West Santa Clara Street, L.P. The mortgage loan is due April 2011 and amortized over 25-years with an interest rate of 7.8%. The mortgage loan is secured by the Partnership's real property and is non-recourse to SJW Land Company.

In November 2004, SJW Land Company reached a settlement with the Valley Transportation Agency (VTA) whereby the VTA receives ownership of 1.2 acres of SJW Land Company's parking lot property. The settlement terms include a cash payment of $9,650,000 from the VTA to SJW Land Company, plus statutory interest and costs, and the conveyance of a parcel valued at approximately $325,000. The settlement resulted in a condemnation gain of $3,776,000, net of taxes.

SJW Corp.

SJW Corp.'s consolidated long-term debt was 44% of total capitalization as of December 31, 2004. Management believes that the company is capable of obtaining future long-term capital to fund future regulated and non-regulated growth opportunities and capital expenditure requirements.

SJW Corp. and its subsidiaries have an unsecured line of credit available allowing aggregate short-term borrowings of up to $30,000,000 at rates that approximate the bank's prime or reference rate. At December 31, 2004, SJW Corp. and its subsidiaries had available unused short-term bank line of credit of $30,000,000. The line of credit was not utilized in 2004 and expires on July 1, 2005.

Off-Balance Sheet Arrangement/Contractual Obligations

SJW Corp. has no significant contractual obligations not fully recorded on its Consolidated Balance Sheet or fully disclosed in the Notes to Consolidated Financial Statements.

SJW Corp.'s contractual obligation and commitments as of December 31, 2004 are as follows:

	Contractual Obligations (dollars in thousands) Due in			
	Total	Less than 1 Year	1-5 Years	After 5 Years
Senior notes	$130,000	—	—	130,000
SJW Land Company mortgages	9,614	195	1,168	8,251
Advance for construction	65,251	1,949	8,765	54,537
444 West Santa Clara Street, L.P. long-term debt (non-recourse to SJW Land Company)	4,265	80	507	3,678
Total contractual cash obligation	$209,130	2,224	10,440	196,466

In addition to the obligations listed above, San Jose Water Company issued a standby letter of credit with a commercial bank in the amount of $2,000,000 in support of its $2,500,000 Safe Drinking Water Act State Revolving Fund Loan which will be funded in 2005. The letter of credit will be renewed annually in December and the amount of coverage can be reduced as the principal balance decreases. As of December 31, 2004, the loan has not been funded.

San Jose Water Company purchases water from the SCVWD under terms of a master contract expiring in 2051. Delivery schedules for purchased water are based on a contract year beginning July 1, and are negotiated every three years under terms of a master contract with SCVWD expiring in 2051. For the years ending December 31, 2004, 2003 and 2002, San Jose Water Company purchased from SCVWD 21,500 million gallons ($31,500,000), 20,700 million gallons ($28,100,000) and 21,900 million gallons ($27,900,000), respectively, of contract water. Based on current prices and estimated deliveries, San Jose Water Company expects to purchase a minimum of 90% of the delivery schedule, or 19,800 million gallons ($30,100,000) of water at the current contract water rate of $1,519 per million gallons, from SCVWD in the contract year ending June 30, 2005. Additionally, San Jose Water Company purchases non-contract water from SCVWD on an "as needed" basis and if the water supply is available from SCVWD. The contract water rates are determined by the SCVWD. These rates are adjusted periodically and coincide with SCVWD's fiscal year, which ends annually on June 30. The contract water rates for SCVWD's fiscal year ended 2005, 2004, and 2003 were $1,519, $1,412 and $1,289 per million gallons, respectively.

San Jose Water Company sponsors noncontributory defined benefit pension plan and provides health care and life insurance benefits for retired employees. In 2005, the company expects to make a contribution of $2,264,000 and $297,000 to the pension plan and the postretirement benefit plan, respectively. The amount of required contributions for years thereafter is not actuarially determinable.

San Jose Water Company's other benefit obligations include employees' and directors' postretirement contracts and a supplemental executive retirement plan. Under these benefit plans, the company is committed to pay approximately $312,000 annually to former officers and directors. Future payments may fluctuate depending on the life span of the retirees and as current officers and executives retire.

Related Party Transactions

SJW Land Company owns a 70% limited partnership interest in 444 West Santa Clara Street, L.P., a real estate limited partnership. The general partner, which is controlled and partially owned by an individual who also serves as a director of SJW Corp., owns the remaining 30% limited partnership interest. A commercial building is constructed on the property of 444 West Santa Clara Street, L.P. and is leased to an international real estate firm under a 12-year lease. The partnership is being accounted for under FIN46R.

Factors That May Affect Future Results:

The business of SJW Corp. and its subsidiaries may be adversely affected by new and changing legislation, policies and regulations.

New legislation and changes in existing legislation by federal, state and local governments and administrative agencies can affect the operations of SJW Corp. and its subsidiaries. San Jose Water Company is regulated by the California Public Utilities Commission (CPUC). The operating revenue of San Jose Water Company results from the sale of water at rates authorized by the CPUC. The CPUC sets rates that are intended to provide revenues sufficient to recover operating expenses and produce a reasonable return on common equity. As required by law, San Jose Water Company files general rate applications with the CPUC on a periodic basis.

On May 23, 2003, San Jose Water Company filed a General Rate Case application with the CPUC seeking authority to increase rates for 2004, 2005 and 2006 to recover the higher costs of providing water service, including higher costs of power, purchased water, pump tax, labor, security, water quality testing and reporting, and to allow for necessary improvements to the water system. Since the CPUC was unable to finalize a decision on this request, pursuant to Public Utility Code Section 455.2 (PU Code 455.2), San Jose Water Company filed for and received a 2% interim rate increase effective January 1, 2004. On September 30, 2002, the interim rate relief bill (AB 2838) was signed into law and codified as PU Code 455.2, effective January 1, 2003. This section allows for the implementation of interim water rates in general rate cases when the CPUC fails to establish new rates in accordance with the established rate case schedule. The interim rates shall be based on a water company's existing rates increased for the amount of inflation since the last approved rate adjustment. This section also allows for revenue reconciliation from the time of the implementation of the interim rates to the time of the CPUC's ultimate decision in the general rate case. In principal, this mechanism is designed to eliminate the adverse financial impact on water utilities caused by regulatory delays in general rate cases.

On August 19, 2004, the CPUC issued its final decision in San Jose Water Company's 2003 General Rate Case application with the new rates effective August 24, 2004. San Jose Water Company was authorized rate increases of $11,800,000, or 8% in 2004, $4,300,000, or 2.7% in 2005, and $4,200,000, or 2.6% in 2006. The CPUC decision authorized a return on common equity in 2004, 2005 and 2006 of 9.90%, which is within the range of recent rates of return authorized by the CPUC for water utilities. San Jose Water Company was also authorized rate recovery of the current balance of $71,000 in its Water Contamination Memorandum Account, as well as recovery of an under-collection of $382,000 accrued in its pre-November 29, 2001 Balancing Account.

Although San Jose Water Company believes that the rates currently in effect provide it with a reasonable rate of return, there is no guarantee such rates will be sufficient to provide a reasonable rate of return in the future. There is no guarantee that the company's future rate filings will be able to obtain a satisfactory rate of return in a timely manner.

In addition, San Jose Water Company relies on policies and regulations promulgated by the CPUC in order to, for example, recover capital expenditures, maintain favorable treatment on gains from the sale of real property, offset its production and operating costs, recover the cost of debt, maintain an optimal equity structure without over-leveraging, and have financial and operational flexibility to engage in non-regulated operations. If the CPUC implements policies and regulations that do not allow San Jose Water Company to accomplish some or all of the items listed above, San Jose Water Company's future operating results may be adversely affected.

Pursuant to Section 792.5 of the California Public Utilities Code, a balancing account must be kept for each expense item for which revenue offsets have been authorized (i.e., purchased water, purchased power and pump tax). The purpose of a balancing account is to track the under-collection or over-collection associated with expense changes and the revenue authorized by the CPUC to offset those expense changes. On November 29, 2001, the CPUC issued Resolution W-4294 (the Resolution) implementing significant changes in the long-established offset rate increase and balancing account recovery procedures applicable to water utilities. These changes could have a significant impact on the risk profile of the water industry.

As required by the Resolution, in December 2001, the CPUC opened an Order Instituting Rulemaking (OIR) to evaluate existing balancing account and offset rate practices and policies. On December 17, 2002, the CPUC issued an interim OIR decision authorizing water utilities to recover the balancing account balances accrued prior to November 29, 2001, if the utility is not over-earning as measured on a pro-forma basis. San Jose Water Company had accrued an under-collection of $382,000 in its balancing account prior to November 29, 2001. San Jose Water Company was authorized rate recovery of the under-collection of $382,000 accrued in its pre-November 29, 2001 balancing account in its August 19, 2004 rate decision.

On June 19, 2003, the CPUC issued its final OIR decision (D.03-06-072) in which the CPUC revised the existing procedures for recovery of under collections and over-collections in balancing accounts existing on or after November 29, 2001, as follows: (1) If a utility is within its rate case cycle and is not over-earning, the utility shall recover its balancing account subject to reasonableness review; and (2) If a utility is either within or outside of its rate case cycle and is over-earning, the utility's recovery of expenses from the balancing accounts will be reduced by the amount of the over-earning, again subject to reasonableness review. Utilities shall use the recorded rate of return test to evaluate earnings for all years.

It is uncertain how any future CPUC regulation dealing with balancing account balances accrued after November 29, 2001 will affect San Jose Water Company's ability to collect such balance or to receive future offset rate relief. For the period from November 29, 2001, to December 31, 2004, the balancing account accumulated an under-collection of $611,000.

As of December 31, 2004, San Jose Water Company has received all its offset rate requests. Any future impact on San Jose Water Company's ability to recover balancing account balances and receive offset rate increases can not be determined until San Jose Water Company's next offset rate increase request, which is anticipated for July, 2005.

Changes in water supply, water supply costs or the mix of water supply could adversely affect the operating results and business of San Jose Water Company.

San Jose Water Company's supply of water primarily relies upon three main sources: water purchased from the SCVWD, surface water from its Santa Cruz Mountains Watershed, and pumped underground water. Changes and variations in quantities from each of these three sources affect the overall mix of the water supply, therefore affecting the cost of water supply. Surface water is the least costly source of water. If there is an adverse change to the mix of water supply and San Jose Water Company is not allowed by the CPUC to recover the additional or increased water supply costs, its operating results may be adversely affected.

The SCVWD receives an allotment of water from state and federal water projects. If San Jose Water Company has difficulties obtaining a high quality water supply from the SCVWD due to availability or legal restrictions, it may not be able to satisfy customer demand in its service area and its operating results and business may be adversely affected. Additionally, the availability of water from San Jose Water Company's Santa Cruz Mountains Watershed depends on the weather and fluctuates with each season. In a normal year, surface water supply provides 6-8% of the total water supply of the system. In a dry season with little rainfall, water supply from surface water sources may be low, thereby causing San Jose Water Company to increase the amount of water purchased from outside sources at a higher cost than surface water and thus increasing water production costs.

In addition, San Jose Water Company's ability to use surface water is subject to regulations regarding water quality and volume limitations. If new regulations are imposed or existing regulations are changed or given new interpretations, the availability of surface water may be materially reduced. A reduction in surface water could result in the need to procure more costly water from other sources, thereby increasing the water production costs and adversely affecting the operating results of San Jose Water Company.

Because the extraction of water from the groundwater basin and the operation of the water distribution system require a significant amount of energy, increases in energy prices could increase operating expenses of San Jose Water Company. In the aftermath of the attempt to deregulate the California energy market, energy costs still remain in flux, with resulting uncertainty in the company's ability to contain energy costs into the future.

San Jose Water Company continues to utilize Pacific Gas & Electric's time of use rate schedules to minimize its overall energy costs primarily for groundwater pumping. During the winter months, typically 90% or more of the groundwater is produced during off-peak hours when electrical energy is consumed at the lowest rates. Optimization and energy management efficiency is achieved through the implementation of Supervisory Control and Data Acquisition (SCADA) system software applications that control pumps based on demand and cost of energy. An increase in demand or a reduction in the availability of surface water or import water could result in the need to pump more water during peak hours adversely affecting the operating results of San Jose Water Company.

Fluctuations in customer demand for water due to seasonality, restrictions of use, weather and lifestyle can adversely affect operating results.

San Jose Water Company operations are seasonal. Thus, results of operations for one quarter do not indicate results to be expected in subsequent quarters. Rainfall and other weather conditions also affect the operations of San Jose Water Company. Most water consumption occurs during the third quarter of each year when weather tends to be warm and dry. In drought seasons, if customers are encouraged and required to conserve water due to a shortage of water supply or restriction of use, revenue tends to be lower. Similarly, in unusually wet seasons, water supply tends to be higher and customer demand tends to be lower, again resulting in lower revenues. Furthermore, certain lifestyle choices made by customers can affect demand for water. For example, a significant portion of residential water use is for outside irrigation of lawns and landscaping. If there is a decreased desire by customers to maintain landscaping for their homes, residential water demand could decrease, which may result in lower revenues. Conservation efforts and construction codes, which require the use of low-flow plumbing fixtures, could diminish water consumption and result in reduced revenue.

A contamination event or other decline in source water quality could affect the water supply of San Jose Water Company and therefore adversely affect the business and operating results.

San Jose Water Company is subject to certain water quality risks relating to environmental regulations. Through water quality compliance programs, San Jose Water Company continually monitors for contamination and pollution of its sources of water. In the event of a contamination, San Jose Water Company will likely have to procure water from more costly sources and increase future capital expenditures. Although the costs would likely be recovered in the form of higher rates, there can be no assurance that CPUC would approve a rate increase to recover the costs.

San Jose Water Company is subject to litigation risks concerning water quality and contamination.

Although San Jose Water Company has not been and is not a party to any environmental and product-related lawsuits, such lawsuits against other water utilities have increased in frequency in recent years. If San Jose Water Company is subject to an environmental or product-related lawsuit, it might incur significant legal costs and it is uncertain whether it would be able to recover the legal costs from ratepayers or other third parties. In addition, if current California law regarding CPUC's preemptive jurisdiction over regulated public utilities for claims about compliance with California Department of Health Services (CDHS) and United States Environmental Protection Agency (EPA) water quality standards changes, the legal exposure of San Jose Water Company may be significantly increased.

New or more stringent environmental regulations could increase San Jose Water Company's operating costs and affect its business.

San Jose Water Company's operations are subject to water quality and pollution control regulations issued by the EPA, the CDHS and the California Regional Water Quality Control Board. It is also subject to environmental laws and regulations administered by other state and local regulatory agencies.

Stringent environmental and water quality regulations could increase San Jose Water Company's water quality compliance costs, hamper San Jose Water Company's available water supplies, and increase future capital expenditure.

Under the federal Safe Drinking Water Act (SDWA), San Jose Water Company is subject to regulation by the EPA of the quality of water it sells and treatment techniques it uses to make the water potable. The EPA promulgates nationally applicable standards, including maximum contaminant levels (MCLs) for drinking water. San Jose Water Company is currently in compliance with all of the 87 primary MCLs promulgated to date. There can be no assurance that San Jose Water Company will be able to continue to comply with all water quality requirements.

San Jose Water Company has implemented monitoring activities and installed specific water treatment improvements enabling it to comply with existing MCLs and plan for compliance with future drinking water regulations. However, the EPA and CDHS have continuing authority to issue additional regulations under the SDWA. It is possible that new or more stringent environmental standards could be imposed that will raise San Jose Water Company's operating costs. Future drinking water regulations may require increased monitoring, additional treatment of underground water supplies, fluoridation of all supplies, more stringent performance standards for treatment plants and procedures to further reduce levels of disinfection byproducts. San Jose Water Company continues to seek to establish mechanisms for recovery of government-mandated environmental compliance costs. There are currently limited regulatory mechanisms and procedures available to the company for the recovery of such costs and there can be no assurance that such costs will be fully recovered.

Costs associated with security precautions may have an adverse effect on the operating results of San Jose Water Company.

Water utility companies have generally been on a heightened state of alert since the threats to the nation's health and security in the fall of 2001. San Jose Water Company has taken steps to increase security at its water utility facilities and continues to implement a comprehensive security upgrade program for production and storage facilities, pump stations and company buildings. San Jose Water Company also coordinates security and planning information with SCVWD, other Bay Area water utilities and various governmental and law enforcement agencies.

San Jose Water Company conducted a system-wide vulnerability assessment in compliance with federal regulations Public Law 107-188 imposed on all water utilities. The assessment report was filed with the EPA on March 31, 2003. San Jose Water Company has also actively participated in the security vulnerability assessment training offered by the American Water Works Association Research Foundation and the EPA.

The vulnerability assessment identified system security enhancements that impact water quality, health, safety and continuity of service totaling approximately $2,300,000, exclusive of the years 2001 to 2002 expenditures. These improvements were incorporated into the capital budgets to be completed by 2005. For the years ended December 31, 2004 and 2003, $643,000 and $540,000, respectively, were spent on capital projects to improve and enhance security. San Jose Water Company has and will continue to bear costs associated with additional security precautions to protect its water utility business and other operations. While some of these costs are likely to be recovered in the form of higher rates, there can be no assurance that the CPUC will approve a rate increase to recover all or part of such costs, and as a result, the company's operating results and business may be adversely affected.

Other factors that affect operating results.

Other factors that could adversely affect the operating results of SJW Corp. and its subsidiaries include the following:

- The level of labor and non-labor operating and maintenance expenses as affected by inflationary forces and collective bargaining power could adversely affect the operating and maintenance expenses of SJW Corp.
- The City of Cupertino's lease operation could be adversely affected by capital requirements, the ability of San Jose Water Company to raise rates through the Cupertino City Council, and the level of operating and maintenance expenses.
- If recycled water is widely accepted as a substitute to potable water and if rights are granted to others to serve San Jose Water Company's customers recycled water, San Jose Water Company's sales, revenue and operating results would be negatively impacted.
- SJW Land Company's expenses and operating results also could be adversely affected by the parking lot activities, the HP Pavilion at San Jose events, ongoing local, state and federal land use development activities and regulations, future economic conditions, and the development and fluctuations in the sale of the undeveloped properties. The San Jose Sharks, a professional hockey team, performs at the HP Pavilion. As a result of the cancellation of the 2004-2005 hockey season by the National Hockey League, SJW Land Company's parking lot revenue will be negatively impacted.

Internal Controls

Section 404 of the Sarbanes-Oxley Act of 2002 requires that SJW Corp. evaluates and reports on its system of internal controls. In addition, the independent auditors must report on management's evaluation of those controls. SJW Corp. has documented and tested its system of internal controls to provide the basis for its report. If SJW Corp.'s evaluation of internal controls and the independent auditors evaluation are unable to provide SJW Corp. with an unqualified report as to the effectiveness of its internal controls over financial reporting for future year-ends, investors could lose confidence in the reliability of SJW Corp.'s financial statements, which could result in a decrease in the intrinsic value of SJW Corp.

Impact of Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46(R), "Consolidation of Variable Interest Entities", which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. In December 2003, FIN46R was issued to replace FASB Interpretation No. 46. For any variable interest entities (VIE or VIEs) required to be consolidated under FIN46R that were created before January 1, 2004, the assets, liabilities and non-controlling interests of the VIE initially were measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest recognized in the cumulative effect of an accounting change. If determining the carrying amounts was not practicable, fair value at the date FIN46R first applies could be used to measure the assets, liabilities and non-controlling interest of the VIE. The adoption of FIN46R has resulted in the consolidation of the Corporation's 70% limited partnership interest in 444 West Santa Clara Street, L.P. as of January 1, 2004, which had previously been accounted for under the equity method of accounting. As described in Note 9, "Partnership Interest Restatement", in the Notes to the Consolidated Financial Statements, the financial statements for 2003 and 2002 have been restated to reflect this change.

In December 2004, the Financial Accounting Standards Board issued a revised Statement No. 123, Share-Based Payment (Statement 123(R)), which addresses the accounting for share-based payment transactions in which an enterprise received employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. Statement 123(R) requires an entity to recognize the grant-date fair-value of stock options and other equity-based compensation issued to employees in the income statement. The Statement 123(R) generally requires that an entity account for those transactions using the fair-value-based method, and eliminates an entity's ability to account for the share-based compensation transactions using the intrinsic value method of accounting in APB Opinion No. 25, Accounting for Stock Issued to Employees, which was permitted under Statement 123, as originally issued. Statement 123(R) is effective for public companies that do not file as small business issuers as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. SJW Corp. is utilizing a fair value option pricing model in calculating its options expense, which is an acceptable method under Statement 123(R), therefore, the adoption of Statement 123(R) is not expected to have a material impact on the Corporation's financial position, results of operations or cash flows.

In December 2004, the Financial Accounting Standards Board issued FASB Statement No. 153 (Statement 153), Exchanges of Productive Assets: an Amendment of Opinion No. 29. As part of its short-term international convergence project with the IASB, on December 16, 2004, the FASB issued Statement 153 to address the accounting for nonmonetary exchanges of productive assets. Statement 153 amends APB No. 29, Accounting for Nonmonetary Exchanges, which established a narrow exception for nonmonetary exchanges of similar productive assets from fair value measurement. Statement 153 eliminates that exception and replaces it with an exception for exchanges that do not have commercial substance. Under Statement 153, nonmonetary exchanges are required to be accounted for at fair value, recognizing any gains or losses, if the fair value is determinable within reasonable limits and the transaction has commercial substance. Statement 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. An entity should apply the provisions of Statement 153 prospectively for nonmonetary asset exchange transactions in fiscal periods beginning after June 15, 2005. The adoption of Statement 153 is not expected to have a material impact on the Corporation's financial position, results of operations or cash flows.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

SJW Corp. is subject to market risks in the normal course of business, including changes in interest rates and equity prices. Future financing is subject to the exposure to changes in interest rates. SJW Corp. also owns 1,099,952 shares of California Water Service Group and is exposed to the risk of changes in equity prices.

SJW Corp. has no derivative financial instruments, financial instruments with significant off-balance sheet risks, or financial instruments with concentrations of credit risk. There is no material sensitivity to changes in market rates and prices.

Item 8. ***Financial Statements and Supplementary Data***

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Shareholders and Board of Directors
SJW Corp.:

We have audited the accompanying consolidated balance sheets of SJW Corp. and subsidiaries (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of income and comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004. In connection with our audits of the consolidated financial statements, we also have audited the accompanying financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SJW Corp. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the internal control over financial reporting of SJW Corp. and subsidiaries as of December 31, 2004, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2005 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP
Mountain View, California
February 28, 2005

REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Shareholders and Board of Directors
SJW Corp.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting appearing under Item 9A, that SJW Corp. maintained effective internal control over financial reporting as of December 31, 2004, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management of SJW Corp. is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the internal control over financial reporting of SJW Corp. based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that SJW Corp. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in *Internal Control — Integrated Framework* issued by the COSO. Also, in our opinion, SJW Corp. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the criteria established in *Internal Control — Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of SJW Corp. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income and comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004, and our report dated February 28, 2005 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP
Mountain View, California
February 28, 2005

SJW CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	December 31	
	2004	2003 (Restated, see Note 9)
Assets		
Utility plant:		
Land	$ 1,735	1,750
Depreciable plant and equipment	605,420	570,119
Construction in progress	4,595	4,000
Intangible assets	7,840	7,840
	619,590	583,709
Less accumulated depreciation and amortization	189,221	174,985
	430,369	408,724
Nonutility property	35,154	34,918
Less accumulated depreciation and amortization	3,167	2,349
	31,987	32,569
Current assets:		
Cash and equivalents	10,899	10,278
Accounts receivable:		
Customers, net of allowances for uncollectible accounts	8,044	7,506
Other	611	1,332
Accrued unbilled utility revenue	6,605	6,205
Materials and supplies	559	485
Prepaid expenses	1,652	1,534
	28,370	27,340
Other assets:		
Investment in California Water Service Group	41,413	30,139
Unamortized debt issuance and reacquisition costs	3,300	3,447
Regulatory assets	8,064	7,976
Intangible pension asset	4,357	2,081
Other	4,292	3,968
	61,426	47,611
	$552,152	516,244

(continued)

See accompanying notes to consolidated financial statements

SJW CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	December 31	
	2004	2003 (Restated, see Note 9)
Capitalization and Liabilities		
Capitalization:		
Shareholders' equity:		
Common stock, $1.042 par value; authorized 18,000,000 shares; issued and outstanding 9,135,441 shares	$ 9,516	9,516
Additional paid-in capital	14,306	13,375
Retained earnings	148,525	138,058
Accumulated other comprehensive income	12,344	5,419
Total shareholders' equity	184,691	166,368
Long-term debt, less current portion	143,604	143,879
	328,295	310,247
Current liabilities:		
Current portion of long-term debt	275	252
Accrued pump taxes and purchased water	3,856	3,224
Purchased power	848	864
Accounts payable	870	2,217
Accrued interest	3,619	3,619
Accrued taxes	890	467
Accrued payroll	1,066	759
Work order deposit	773	1,511
Other current liabilities	3,154	2,231
	15,351	15,144
Deferred income taxes	49,507	36,714
Unamortized investment tax credits	1,915	1,975
Advances for construction	65,251	79,311
Contributions in aid of construction	78,655	61,811
Deferred revenue	1,282	1,328
Postretirement benefit plans	9,359	6,856
Other noncurrent liabilities	2,537	2,858
Commitments and contingencies	$552,152	516,244

See accompanying notes to consolidated financial statements

SJW CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

Years ended December 31

(in thousands, except share and per share data)

	2004	2003 (Restated, see Note 9)	2002 (Restated, see Note 9)
Operating revenue	$ 166,911	150,454	146,373
Operating expense:			
Operation:			
Purchased water	41,220	36,708	38,228
Power	5,511	5,296	6,805
Pump taxes	21,773	17,931	18,950
Administrative and general	17,285	16,202	13,466
Other	12,892	12,585	12,225
Maintenance	8,674	7,724	7,866
Property taxes and other nonincome taxes	5,314	5,065	4,420
Depreciation and amortization	18,481	15,225	14,013
Income taxes	11,644	10,523	9,658
Total operating expense	142,794	127,259	125,631
Operating income	24,117	23,195	20,742
Other (expense) income:			
Interest on senior notes	(9,247)	(8,471)	(7,803)
Mortgage and other interest expense	(923)	(530)	(218)
Condemnation gain, net of taxes of $2,624	3,776	—	—
Gain on sale of nonutility property, net of taxes of $2,106	—	3,030	—
Dividends	1,243	1,237	1,232
Other, net	820	216	279
Net income	$ 19,786	18,677	14,232
Other comprehensive income (loss):			
Unrealized income (loss) on investment, net of taxes of $4,622 in 2004, $1,691 in 2003, and ($947) in 2002	6,652	2,434	(1,363)
Minimum pension liability adjustment, net of taxes of $188 in 2004, $276 in 2003, and $220 in 2002	273	(399)	(319)
Other comprehensive income (loss)	6,925	2,035	(1,682)
Comprehensive income	$ 26,711	20,712	12,550
Earnings per share			
Basic	$ 2.17	2.04	1.56
Diluted	$ 2.15	2.04	1.56
Comprehensive income per share			
Basic	$ 2.92	2.27	1.37
Diluted	$ 2.90	2.26	1.37
Weighted average shares outstanding			
Basic	9,136,599	9,135,441	9,135,441
Diluted	9,197,421	9,148,476	9,135,441

See accompanying notes to consolidated financial statements

SJW CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(in thousands, except per share amounts)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders' Equity
Balances, December 31, 2001	$9,516	12,357	122,415	5,066	149,354
Net income	—	—	14,232	—	14,232
Other comprehensive income					
Unrealized loss on investment, net of tax effect of $947				(1,363)	(1,363)
Minimum pension liability adjustment, net of tax effect of $220				(319)	(319)
Comprehensive income					12,550
Dividends paid ($0.92 per share)	—	—	(8,405)	—	(8,405)
Balances, December 31, 2002	$9,516	12,357	128,242	3,384	153,499
Net income	—	—	18,677	—	18,677
Other comprehensive income					
Unrealized gain on investment, net of tax effect of $1,691				2,434	2,434
Minimum pension liability adjustment, net of tax effect of $276				(399)	(399)
Comprehensive income					20,712
Stock-based compensation		1,018			1,018
Dividends paid ($0.97 per share)	—	—	(8,861)	—	(8,861)
Balances, December 31, 2003	$9,516	13,375	138,058	5,419	166,368
Net income	—	—	19,786	—	19,786
Other comprehensive income					
Unrealized gain on investment, net of tax effect of $4,622				6,652	6,652
Minimum pension liability adjustment, net of tax effect of $188				273	273
Comprehensive income					26,711
Stock-based compensation		1,056			1,056
Stock option exercise		19			19
Common stock buyback		(144)			(144)
Dividends paid ($1.02 per share)	—	—	(9,319)	—	(9,319)
Balances, December 31, 2004	$9,516	14,306	148,525	12,344	184,691

See accompanying notes to consolidated financial statements

SJW CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31 (in thousands)

	2004	2003 (Restated, see Note 9)	2002 (Restated, see Note 9)
Operating activities:			
Net income	$ 19,786	18,677	14,232
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	18,481	15,225	14,013
Deferred income taxes	10,110	6,398	2,998
Stock-based compensation	1,056	492	—
Condemnation gain, net of taxes	(3,776)	—	—
Gain on sale of nonutility property, net of taxes	—	(3,030)	—
Changes in operating assets and liabilities:			
Accounts receivable and accrued utility revenue	(217)	1,634	(2,522)
Accounts payable, purchased power and other current liabilities	(440)	1,579	(134)
Accrued pump taxes and purchased water	632	80	53
Accrued taxes	423	(204)	(548)
Accrued interest	—	375	108
Accrued payroll	307	193	145
Work order deposits	(738)	677	398
Prepaid Expenses and Materials and Supplies	(192)	(304)	(406)
Deferred Revenue	(46)	(23)	(37)
Other noncurrent assets and noncurrent liabilities	(4,739)	(1,922)	2,446
Refund due to customers	—	—	(531)
Other changes, net	584	2,177	(1,008)
Net cash provided by operating activities	41,231	42,024	29,207
Investing activities:			
Additions to utility plant	(40,375)	(44,467)	(37,119)
Additions to nonutility property	(1,888)	(17,780)	(1,352)
Cost to retire utility plant, net of salvage	(1,398)	(780)	(356)
Proceeds from condemnation, net of legal fees	8,177	—	—
Proceeds from sale of nonutility property	—	5,370	—
Net cash used in investing activities	(35,484)	(57,657)	(38,827)
Financing activities:			
Borrowings from line of credit	—	14,000	50,763
Repayments of line of credit	—	(25,450)	(50,813)
Long-term borrowings	—	29,900	(53)
Repayments of long-term borrowings	(252)	(176)	—
Dividends paid	(9,319)	(8,861)	(8,405)
Common stock buyback	(144)	—	—
Exercise of stock options	19	—	—
Receipts of advances and contributions in aid of construction	6,680	17,694	15,242
Refunds of advances for construction	(2,110)	(1,704)	(1,627)
Net cash (used in) provided by financing activities	(5,126)	25,403	5,107
Net change in cash and equivalents	621	9,770	(4,513)
Cash and equivalents, beginning of year	10,278	508	5,021
Cash and equivalents, end of year	$ 10,899	10,278	508
Cash paid during the year for:			
Interest	$ 10,504	9,148	7,782
Income taxes	$ 5,286	7,720	8,800

See accompanying notes to consolidated financial statements

(Dollars in thousands, except share data)

Note 1. Summary of Significant Accounting Policies

The accompanying consolidated financial statements include the accounts of SJW Corp. and its wholly owned and majority-owned subsidiaries. All intercompany transactions and balances have been eliminated on consolidation. A subsidiary in which SJW Corp. has a controlling interest is consolidated in the financial statements with the minority interest included as "other" in the Consolidated Statements of Income and Comprehensive Income and in "other non-current liabilities" in the Balance Sheet.

SJW Corp.'s principal subsidiary, San Jose Water Company, is a regulated California water utility providing water service to the greater metropolitan San Jose area. San Jose Water Company's accounting policies comply with the applicable uniform system of accounts prescribed by the California Public Utilities Commission (CPUC) and conform to generally accepted accounting principles for rate-regulated public utilities. Approximately 92% of San Jose Water Company's revenue is derived from the sale of water to residential and business customers.

SJW Land Company owns and operates a 750-space surface parking facility adjacent to the HP Pavilion, commercial properties, several undeveloped real estate properties, warehouse properties in the states of Florida and Connecticut, and a 70% limited partnership interest in 444 West Santa Clara Street, L.P., which is accounted for under the Financial Accounting Standards Board (FASB) Interpretation No. 46(R), "Consolidation of Variable Interest Entities" (see Note 9).

Crystal Choice Water Service LLC, a 75% majority-owned limited liability subsidiary formed in January 2001, engages in the sale and rental of water conditioning equipment in the metropolitan San Jose area (see Note 10).

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Utility Plant

The cost of additions, replacements and betterments to utility plant is capitalized. The amount of interest capitalized in 2004, 2003, and 2002 was $341, $330, and $603, respectively. Construction in progress was $4,595, $4,000, and $5,720, at December 31, 2004, 2003, and 2002, respectively.

The major components of depreciable plant and equipment as of December 31, 2004 and 2003 are as follows:

	2004	2003
Equipment	$101,337	96,553
Transmission and distribution	479,729	454,284
Office buildings and other structures	24,354	19,282
Total depreciable plant and equipment	$605,420	570,119

Depreciation is computed using the straight-line method over the estimated service lives of the assets, ranging from 5 to 75 years. The estimated service lives of utility plant are as follows:

	Useful Lives
Equipment	5 to 35 years
Transmission and distribution plant	35 to 75 years
Office buildings and other structures	7 to 50 years

(Dollars in thousands, except share data)

Note 1. Summary of Significant Accounting Policies (Continued)

For the years 2004, 2003, and 2002 the aggregate provisions for depreciation approximated 3.6%, 3.2%, and 3.3%, respectively, of the beginning of the year depreciable plant. The cost of utility plant retired, including retirement costs (less salvage), is charged to accumulated depreciation and no gain or loss is recognized. Depreciation expense for utility plant for the years ended December 31, 2004, 2003 and 2002 was $17,498, $14,435 and $13,480, respectively.

Utility Plant Intangible Assets

All intangible assets are recorded at cost and are amortized using the straight-line method over the legal or estimated economic life of the asset ranging from 5 to 70 years. The company continually evaluates the recoverability of intangible assets by assessing whether the amortization of the balance over the remaining life can be recovered through the expected and undiscounted future cash flows.

Non-utility Property

Non-utility property is recorded at cost and consists primarily of land, buildings, parking facilities and water conditioning equipment. The major components of non-utility property as of December 31, 2004 and 2003 are as follows:

	2004	2003
Land	$ 8,139	9,485
Buildings and improvements	26,784	25,202
Intangibles	231	231
Total non-utility property	$35,154	34,918

Depreciation is computed using accelerated depreciation methods over the estimated useful lives of the assets, ranging from 5 to 39 years.

Impairment of Long-Lived Assets

In accordance with the requirements of Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the long-lived assets of the Company are reviewed for impairment when changes in circumstances or events require adjustments to the carrying values of these assets. These assets consist primarily of utility plant in service, non-utility property, intangible assets and regulatory assets.

Cash and Equivalents

Cash and equivalents include certain highly liquid investments with remaining maturities at date of purchase of three months or less. Cash equivalents are stated at cost plus accrued interest, which approximates fair value. The cash and equivalents balance as of December 31, 2004 was $10,899 which included $2,010 cash deposited in a bank and $8,889 short-term investments, consisting primarily of certificates of deposit. The cash and equivalents balance as of December 31, 2003 was $10,278 which included $4,278 cash deposited in a bank and $6,000 in short-term investments, consisting primarily of United States treasury bills.

Financial Instruments

The carrying amount of SJW Corp.'s current assets and liabilities that are considered financial instruments approximates their fair value as of dates presented due to the short maturity of these instruments.

Investment in California Water Service Group

SJW Corp.'s investment in California Water Service Group is accounted for under SFAS 115, Accounting for Marketable Securities, as an available-for-sale marketable security. The investment is reported at quoted market price with the unrealized gain or loss reported as other comprehensive income.

(Dollars in thousands, except share data)

Note 1. Summary of Significant Accounting Policies (Continued)

Other Comprehensive Income

The accumulated balance of other comprehensive income is reported in the equity section of the financial statements and includes the unrealized gain or loss, net of taxes, on the California Water Service Group investment, and the net of tax additional minimum pension liability adjustment related to the company sponsored retirement plans.

Other Assets

Debt reacquisition and issuance costs are amortized over the term of the related debt to interest expense in the Statement of Income.

Regulatory Assets and Liabilities

The Company records regulatory assets for future revenues expected to be realized in customers' rates when certain items are recognized as expenses for ratemaking purposes. The income tax temporary differences relate primarily to the difference between book and income tax depreciation on utility plant that was placed in service before the CPUC adopted normalization for rate making purposes. Previously the tax effect was passed onto customers. In the future, when such timing differences reverse, the Company would be able to include the impact of the deferred tax reversal in customer rates. The differences will reverse over the remaining book lives of the related assets. The temporary differences are primarily related to the differences between federal and state book and tax depreciation on property placed in service before the adoption by the CPUC of full normalization for ratemaking purposes. Although realization is not assured, management believes it is more likely than not that all of the regulatory asset will be realized.

Rate-regulated enterprises are required to charge a regulatory asset to earnings if and when that asset no longer meets the criteria for being recorded as a regulatory asset. The company continually evaluates the recoverability of regulatory asset by assessing whether the amortization of the balance over the remaining life can be recovered through the expected and undiscounted future cash flows.

In addition, regulatory assets include items that are not recognized for ratemaking purposes, such as certain expenses related to postretirement benefits, which are expected to be recoverable in future customer rates.

Regulatory liabilities reflect temporary differences provided at higher than the current tax rate, which will flow through to future ratepayers, and unamortized investment tax credits.

Regulatory assets and liabilities are comprised of the following as of December 31:

	2004	2003
Regulatory assets:		
Income tax temporary differences	$ 8,085	8,577
Asset retirement obligation	1,200	1,182
Postretirement benefits other than pensions	857	370
Total regulatory assets	$10,142	10,129
Regulatory liabilities:		
Future tax benefits to ratepayers	$ 2,078	2,153
Net Regulatory Assets included in Balance Sheet	$ 8,064	7,976

Income Taxes

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the effect of temporary differences between financial and tax reporting. Deferred tax assets and liabilities are measured using current tax rates in effect.

(Dollars in thousands, except share data)

Note 1. Summary of Significant Accounting Policies (Continued)

To the extent permitted by the CPUC, investment tax credits resulting from utility plant additions are deferred and amortized over the estimated useful lives of the related property.

Advances for Construction and Contributions in Aid of Construction

Advances for construction received after 1981 are being refunded ratably over 40 years. Prior customer advances are refunded based on 22% of related revenues. Estimated refunds for 2005, 2006, 2007, 2008, and 2009 are $1,949, $1,874, $1,806, $1,742 and $1,684, respectively.

Contributions in aid of construction represent funds received from developers that are not refundable under CPUC regulations. Depreciation applicable to utility plant constructed with these contributions is charged to contributions in aid of construction.

Customer advances and contributions in aid of construction received subsequent to 1986 and prior to June 12, 1996 generally must be included in federal taxable income. Taxes paid relating to advances and contributions are recorded as deferred tax assets for financial reporting purposes and are amortized over 40 years for advances, and over the tax depreciable life of the related asset for contributions. Receipts subsequent to June 12, 1996 are generally exempt from federal taxable income.

Advances and contributions received subsequent to 1991 and prior to 1997 are included in state taxable income.

Asset Retirement Obligation

SJW Corp.'s asset retirement obligation is recorded as a liability included in other non-current liabilities. It reflects principally the retirement costs of wells, which by law, the wells need to be remediated upon retirement. Retirement costs have historically been recovered through rates at the time of retirement. As a result, the liability is offset by a regulatory asset. For the years ended December 31, 2004 and 2003, the asset retirement obligation is as follows:

	2004	2003
Retirement obligation	$4,613	4,682
Discount rate	*6%*	*6%*
Present value	711	700
Regulatory asset	1,200	1,182

Revenue

SJW Corp. recognizes its regulated and non-regulated revenue in accordance with SEC Staff Accounting Bulletin 104, "Revenue Recognition", when services have been rendered.

San Jose Water Company's revenue from metered customers includes billings to customers based on meter readings plus an estimate of water used between the customers' last meter reading and the end of the accounting period. The company reads the majority of its customers' meters on a bi-monthly basis and records its revenue based on its meter reading results. Revenue from the meter reading date to the end of the accounting period is estimated based on historical usage patterns, production records and the effective tariff rates. Actual results could differ from those estimates, which would result in adjusting the operating revenue in the period which the revision to San Jose Water Company's estimates are determined. Operating revenue in 2004, 2003, and 2002 includes $3,807, $3,339, and $3,257 respectively, from the operation of the City of Cupertino municipal water system.

Revenue from San Jose Water Company's non-regulated utility operations, billing or maintenance agreements are recognized when services have been rendered. Revenue from SJW Land Company is recognized ratably over the term of the lease or when parking services have been rendered. Revenue from Crystal Choice Water Service LLC is recognized at the time of the delivery of water conditioning and purification equipment or ratably over the term of the lease of the water conditioning and purification equipment.

(Dollars in thousands, except share data)

Note 1. Summary of Significant Accounting Policies (Continued)

Balancing Account

The CPUC establishes the balancing account mechanism to track the under-collection and over-collection of CPUC authorized revenue associated with expense changes for purchased water, purchased power and pump tax. Since the balances have to be approved by the CPUC before they can be incorporated into rates, San Jose Water Company does not recognize the balancing account in its revenue until the CPUC authorizes the change in customers' rates. As of December 31, 2004 and 2003, the balancing account had a net under-collected balance of $617 and a net over-collected balance of $7, respectively.

Stock-Based Compensation

SJW Corp. follows Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation", which established a fair value based method of accounting for stock-based compensation plans. The Corporation utilizes the Black-Scholes option-pricing model to compute the fair value of options at grant date as the basis for the stock-based compensation recorded in the Corporation's consolidated financial statements.

Maintenance Expense

Planned major maintenance projects are charged to expense as incurred. SJW Corp. does not accrue maintenance costs prior to periods in which they are incurred.

Earnings per Share

Basic earnings per share and comprehensive income per share are calculated using income available to common shareholders and comprehensive income, respectively, divided by the weighted average number of shares outstanding during the year. Diluted earnings per share and comprehensive income per share are calculated based upon the weighted average number of common shares including both shares outstanding and shares potentially issued in connection with stock options and restricted common stock units granted under SJW Corp.'s Long Term Incentive Plan, and income available to common shareholders and comprehensive income, respectively, adjusted for recognized stock compensation expense.

On January 29, 2004, the Board of Directors of SJW Corp. approved a three-for-one stock split of common stock. The three-for-one stock split was effective on March 2, 2004. Basic and diluted earnings and comprehensive income per share for all periods presented reflect the impact of this stock split.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

Note 2. Capitalization

SJW Corp. is authorized to issue 18,000,000 shares of $1.042 par value common stock. At December 31, 2004 and 2003, 9,135,441 shares of common stock were issued and outstanding.

On April 29, 2004, the Board of Directors of SJW Corp. authorized a stock repurchase program to repurchase up to 100,000 shares of its outstanding common stock over a 36 month period following its announcement. SJW Corp. repurchased 4,295 shares of its outstanding common stock at the prevailing market price in the open market at an aggregate cost of $144. All repurchased shares are considered authorized and unissued.

At December 31, 2004 and 2003, 176,407 shares of $25 par value preferred stock were authorized. At December 31, 2004 and 2003, none were outstanding.

(Dollars in thousands, except share data)

Note 3. Line Of Credit

SJW Corp. and its subsidiaries have available an unsecured bank line of credit, allowing aggregate short-term borrowings of up to $30,000. This line of credit bears interest at variable rates and expires on July 1, 2005. The following table represents borrowings under this bank line of credit:

	2004	2003	2002
Maximum short-term borrowing:	$ —	13,950	11,500
Average amount outstanding	—	6,251	7,219
Weighted average interest rate	—	*2.6%*	*3.1%*
Interest rate at December 31	*4.25%*	*3.0%*	*3.3%*
Balance as of December 31	$ —	—	11,450

San Jose Water Company issued a standby letter of credit with a commercial bank in the amount of $2,000 in support of its $2,500 Safe Drinking Water Act State Revolving Fund Loan which will be funded in 2005. The letter of credit will be renewed annually in December and the amount of coverage can be reduced as the principal balance decreases. As of December 31, 2004, the loan has not been funded.

Note 4. Long-Term Debt

Long-term debt as of December 31 was as follows:

Description	Due Date	2004	2003
Senior notes:			
A 8.58%	2022	$ 20,000	20,000
B 7.37%	2024	30,000	30,000
C 9.45%	2020	10,000	10,000
D 7.15%	2026	15,000	15,000
E 6.81%	2028	15,000	15,000
F 7.20%	2031	20,000	20,000
G 5.93%	2033	20,000	20,000
Total senior notes		130,000	130,000
Mortgage loans 5.96%	2013	9,614	9,798
444 West Santa Clara Street, L.P. 7.80% (non-recourse to SJW Land Company)	2011	4,265	4,333
Total debt		143,879	144,131
Less: Current portion		275	252
Total long-term debt, less current portion		143,604	143,879

Senior notes held by institutional investors are unsecured obligations of San Jose Water Company and require interest-only payments until maturity. To minimize issuance costs, all of the company's debt has historically been privately placed.

The senior note agreements of San Jose Water Company generally have terms and conditions that restrict the company from issuing additional funded debt if (1) the funded debt would exceed 66⅔% of total capitalization, and (2) net income available for interest charges for the trailing 12-calendar month period would be less than 175% of interest charges.

The mortgage loans, which are the obligations of SJW Land Company, are due in 2013. These loans amortize over 25 years, are secured by two lease properties and carry a fixed interest rate with 120 monthly principal and interest payments. The loan agreements generally restrict the company from prepayment in the first five years and require submission of periodic financial reports as part of the loan covenants. An amortization schedule of the mortgage loans is as follows:

(Dollars in thousands, except share data)

Note 4. Long-Term Debt (Continued)

Year	Amortization Schedule		
	Total Payment	Interest	Principal
2005	$ 763	568	195
2006	763	556	207
2007	763	544	219
2008	763	530	233
2009	763	516	247
Thereafter	$10,155	1,642	8,513

444 West Santa Clara Street, L.P., in which SJW Land Company owns a 70% limited partnership interest, has a mortgage loan in the outstanding amount of $4,265 as of December 31, 2004. The mortgage loan is due in April 2011 and amortized over 25 years with a fixed interest rate of 7.8%. The loan is secured by the partnership's real property and is non-recourse to SJW Land Company. An amortization schedule of the mortgage loan is as follows:

Year	Amortization Schedule		
	Total Payment	Interest	Principal
2005	$ 410	330	80
2006	410	323	87
2007	410	316	94
2008	410	308	102
2009	410	300	110
Thereafter	$6,759	2,967	3,792

The fair value of long-term debt as of December 31, 2004 and 2003 was approximately $169,039 and $166,949, respectively, using a discounted cash flow analysis, based on the current rates for similar financial instruments of the same duration.

Note 5. Income Taxes

The following table reconciles income tax expense to the amount computed by applying the federal statutory rate of 35% to income before income taxes:

	2004	2003	2002
"Expected" federal income tax	$11,918	10,957	8,361
Increase (decrease) in taxes attributable to:			
State taxes, net of federal income tax benefit	1,957	1,799	1,373
Dividend received deduction	(305)	(303)	(302)
Other items, net	698	176	226
	$14,268	12,629	9,658

The components of income tax expense were:

	2004	2003	2002
Current:			
Federal	$ 3,516	4,199	4,740
State	2,681	2,374	1,986
Deferred:			
Federal	7,627	6,129	2,838
State	444	(73)	94
	$14,268	12,629	9,658

(Dollars in thousands, except share data)

Note 5. Income Taxes (Continued)

	2004	2003	2002
Income taxes included in operating expenses	$11,644	10,523	9,658
Income taxes included in gain on sale or condemnation of nonutility property	2,624	2,106	—
	$14,268	12,629	9,658

The components of the net deferred tax liability as of December 31 was as follows:

	2004	2003
Deferred tax assets:		
Advances and contributions	$14,262	14,291
Unamortized investment tax credit	1,031	1,063
Pensions and postretirement benefits	3,020	2,784
California franchise tax	749	628
Other	466	575
Total deferred tax assets	19,528	19,341
Deferred tax liabilities:		
Utility plant	45,623	39,596
Investment	14,724	10,102
Deferred gain-property transfer	6,161	3,537
Debt reacquisition costs	942	991
Other	1,585	1,829
Total deferred tax liabilities	69,035	56,055
Net deferred tax liabilities	$49,507	36,714

Based upon the level of historical taxable income and projections for future taxable income over the periods for which the deferred tax assets are deductible, management believes it is more likely than not SJW Corp. will realize the benefits of these deductible differences.

Note 6. Intangible Assets

Intangible assets consist of a concession fee paid to the City of Cupertino of $6,800 for operating the City of Cupertino municipal water system, and other intangibles of $1,040 primarily incurred in conjunction with the SCVWD water contracts related to the operation of San Jose Water Company. All intangible assets are recorded at cost and are amortized using the straight-line method over the legal or estimated economic life of the asset ranging from 5–70 years.

Amortization expense for the intangible assets was $288 for each of the years ended December 31, 2004, 2003 and 2002. Amortization expense for 2005, 2006, 2007, 2008 and 2009 is anticipated to be $288 per year.

The costs of intangible assets as of December 31, 2004 and 2003 are as follows:

	2004	2003
Concession fees	$6,800	6,800
Other intangibles	1,040	1,040
Intangible assets	7,840	7,840
Less: Accumulated amortization		
Concession fees	1,972	1,700
Other intangibles	299	283
Net intangible assets	$5,569	5,857

(Dollars in thousands, except share data)

Note 7. Commitments

San Jose Water Company purchases water from the SCVWD. Delivery schedules for purchased water are based on a contract year beginning July 1, and are negotiated every three years under terms of a master contract with SCVWD expiring in 2051. For the years ending December 31, 2004, 2003 and 2002, San Jose Water Company purchased from SCVWD 21,500 million gallons ($31,500), 20,700 million gallons ($28,100) and 21,900 million gallons ($27,900), respectively, of contract water. Based on current prices and estimated deliveries, San Jose Water Company expects to purchase a minimum of 90% of the delivery schedule, or 19,800 million gallons ($30,100) of water at the current contract water rate of $1,519 per million gallons, from SCVWD in the contract year ending June 30, 2005. Additionally, San Jose Water Company purchases non-contract water from SCVWD on an "as needed" basis and if the water supply is available from SCVWD.

The contract water rates are determined by the SCVWD. These rates are adjusted periodically and coincide with SCVWD's fiscal year, which ends annually on June 30. The contract water rates for SCVWD's fiscal year ended 2005, 2004 and 2003 were $1,519, $1,412 and $1,289, respectively.

In 1997, San Jose Water Company entered into a 25-year contract agreement with the City of Cupertino to operate the City's municipal water system. San Jose Water Company paid a one-time, up front concession fee of $6,800 to the City of Cupertino which is amortized over the contract term. Under the terms of the contract agreement, San Jose Water Company assumed responsibility for all maintenance, operating and capital costs, while receiving all payments for water service. Water service rates are subject to approval by the Cupertino City Council.

Note 8. Contingency

SJW Corp. is subject to litigation incidental to its business. There are no pending legal proceedings to which the Corporation or any of its subsidiaries is a party or to which any of its properties is the subject that are expected to have a material effect on the Corporation's financial position, results of operations or cash flows. The Corporation maintains a reserve for litigation and claims, which had a balance of $442 and $648 as of December 31, 2004 and 2003, respectively.

Note 9. Partnership Interest Restatement

In September 1999, SJW Land Company formed 444 West Santa Clara Street, L.P., a limited partnership, with a real estate development firm whereby SJW Land Company contributed real property in exchange for a 70% limited partnership interest. The real estate development firm is partially owned by an individual who also serves as a director of SJW Corp. A commercial building was constructed on the partnership property and is leased to an international real estate firm under a 12-year long-term lease.

In January 2004, SJW Corp. adopted Interpretation No. 46(R), "Consolidation of Variable Interest Entities" issued by the Financial Accounting Standards Board (FASB). This interpretation provides guidance for determining when a primary beneficiary should consolidate a variable interest entity or equivalent structure, that functions to support the activities of the primary beneficiary. As a result of the adoption of FIN46R, the operations of the limited partnership are now consolidated by SJW Corp. This partnership had previously been accounted for under the equity method of accounting.

(Dollars in thousands, except share data)

Note 9. Partnership Interest Restatement (Continued)

As a result of adopting FIN46R, the Corporation has restated its previously reported December 31, 2003 Consolidated Balance Sheet and its December 31, 2003 Consolidated Statements of Income and Comprehensive Income to include the consolidated operations of the partnership as follows:

	December 31, 2003	
	As Previously Reported	As Restated
Consolidated Balance Sheets:		
Assets		
Non-utility property	$ 29,665	34,918
Less: accumulated depreciation	2,036	2,349
Net non-utility property	$ 27,629	32,569
Cash and equivalents	10,036	10,278
Total current assets	27,098	27,340
Investment in affiliate	1,110	—
Other assets	5,594	6,049
Total other assets	48,266	47,611
Total assets	511,717	516,244
Liabilities:		
Long-term debt, less current portion	139,614	143,879
Current portion of partnership debt	184	252
Total capitalization	305,982	310,247
Other non-current liabilities	9,520	9,714
Total capitalization and liabilities	511,717	516,244

	Twelve Months Ended December 31, 2003	
	As Previously Reported	As Restated
Consolidated Statements of Income and Comprehensive Income:		
Operating revenue	$149,732	150,454
Total operating expense	126,778	127,259
Operating income	22,954	23,195
Other, net	(73)	216
Net income	18,677	18,677
Comprehensive income	20,712	20,712

(Dollars in thousands, except share data)

Note 9. Partnership Interest Restatement (Continued)

	Twelve Months Ended December 31, 2003	
	As Previously Reported	As Restated
Consolidated Statements of Income and Comprehensive Income:		
Operating revenue	$145,652	$146,373
Total operating expense	125,094	125,631
Operating income	20,558	20,742
Other, net	245	279
Net income	14,232	14,232
Comprehensive income	12,550	12,550

There was no cumulative impact on retained earnings that resulted from the adoption of FIN46R.

The consolidated financial statements of SJW Corp. at December 31, 2004 and 2003 include the operating results of 444 West Santa Clara Street, L. P. Inter-company balances were eliminated. Minority interest of $67 and $72 was included in other income in the Consolidated Statements of Income and Comprehensive Income at December 31, 2004 and 2003, respectively. Included in other non-current liabilities of SJW Corp.'s Balance Sheet is minority interest of $24 and $194 at December 31, 2004 and 2003, respectively.

Note 10. Crystal Choice Water Service LLC

In January 2001, SJW Corp. formed Crystal Choice Water Service LLC, a limited liability company, with Kinetico, Incorporated, a leading water conditioning equipment manufacturer. Crystal Choice Water Service LLC engages in the sale and rental of water conditioning equipment. SJW Corp. owns approximately 75% of the joint venture and invested $75 in 2003. No additional investment was made during 2004. The consolidated financial statements of SJW Corp. at December 31, 2004 and 2003 include the operating results of Crystal Choice Water Service LLC. Inter-company balances were eliminated. Minority interest in the losses of Crystal Choice Water Service LLC of $13, $55, and $87 was included in other losses in the Consolidated Statements of Income and Comprehensive Income at December 31, 2004, 2003 and 2002, respectively. Included in other non-current liabilities of SJW Corp.'s Balance Sheet is minority interest of $144 and $157 at December 31, 2004 and 2003, respectively.

Note 11. Employee Benefit Plans

Pension Plans

San Jose Water Company sponsors noncontributory defined benefit pension plans. Benefits under the plans are based on an employee's years of service and highest consecutive 36 months of compensation. Company policy is to contribute the net periodic pension cost to the extent it is tax deductible.

The Pension Plan is administered by a Committee that is composed of an equal number of Company and Union representatives. Investment decisions have been delegated by the Committee to an Investment Manager, presently U.S. Trust. Investment guidelines provided to the Investment Manager require that at least 30% of plan assets be invested in bonds or cash. Furthermore, equities are to be diversified by industry groups and selected to achieve preservation of capital coupled with long-term growth through capital appreciation and income. The Investment Manager following the required investment guidelines has achieved a 13.4% return on their equity investments since their retention in 1984, while the Standard and Poor's 500 index was 13.2% for the same period. Additionally, Wachovia Securities, LLC has been retained by the Committee as an advisor to monitor the performance of the Investment Manager based on written plan performance goals and criteria.

Generally, it is expected of the Investment Manager that the performance of the Pension Plan Fund, computed on a total annual rate of return basis, should meet or exceed specific performance standards over a three to five-year

(Dollars in thousands, except share data)

Note 11. Employee Benefit Plans (Continued)

period and/or full market cycle. These standards include a specific rate of return, a return of 4% in excess of inflation and performance better than a similarly balanced fund using Standard and Poor's 500 and Lehman Brothers Government/Corporate Index. Satisfactory performance will also be achieved if the total return over a full market cycle is in the first quartile of a blended universe (60/40) of equity and fixed income funds.

General restrictions have been placed on the Investment Manager. He may not acquire any security subject to any restriction: write, or sell any put, naked call or call option; acquire any security on margin; utilize borrowed funds for the acquisition of any security; sell any security not owned by the Fund; acquire more than 10% of any class of securities of any single issuer; generally, acquire a security of any single issuer whose costs exceed 6% of the fund value; acquire any securities of the San Jose Water Company; trade in commodities; or acquire foreign stocks except those traded as American depository receipts on a U.S. Stock Exchange; or participate in any joint trading account.

San Jose Water Company has a Supplemental Executive Retirement Plan, which is a defined benefit plan under which the company will pay supplemental pension benefits to key executives in addition to the amounts received under the retirement plan. The annual cost of this plan has been included in the determination of the net periodic benefit cost shown below. The plan, which is unfunded, had a projected benefit obligation of $4,378, $5,008 and $4,583 as of December 31, 2004, 2003, and 2002, respectively, and net periodic pension cost of $426, $583 and $606 for 2004, 2003, and 2002, respectively.

Flexible Spending Plan

Effective February 1, 2004, San Jose Water Company established a Flexible Spending Account for its employees for the purpose of providing eligible employees with the opportunity to choose from among the fringe benefits available under the plan. The flexible spending plan is intended to qualify as a cafeteria plan under the provisions of the Internal Revenue Code Section 125. The flexible spending plan allows employees to save pre-tax income in a Health Care Spending Account (HCSA) and/or a Dependent Care Spending Account (DCSA) to help defray the cost of out-of-pocket medical and dependent care expenses. The annual maximum limit under the HCSA and DCSA plans is $2.5 and $5, respectively.

Medicare

In December 2003, federal legislation was passed reforming Medicare and introducing the Medicare Part D prescription drug program. San Jose Water Company determined that the new legislation has no impact on its postretirement benefit plan under SFAS No. 116 "Employers' Accounting for Postretirement Benefits — Other Than Pensions." Because San Jose Water Company has a union contract with its employees whereby San Jose Water Company provides medical benefits at a fixed cost to its retirees, San Jose Water Company's medical costs for postretirement benefits would not be affected by cost fluctuations resulting from the Medicare Part D prescription drug program.

Deferral Plan

San Jose Water Company sponsors a salary deferral plan that allows employees to defer and contribute a portion of their earnings to the plan. Contributions, not to exceed set limits, are matched by the company. Company contributions were $756, $708 and $671 in 2004, 2003, and 2002, respectively.

Other Postretirement Benefits

In addition to providing pension and savings benefits, San Jose Water Company provides health care and life insurance benefits for retired employees. The plan is a flat dollar plan which is unaffected by variations in health care costs.

(Dollars in thousands, except share data)

Note 11. Employee Benefit Plans (Continued)

Net periodic cost for the defined benefit plans and other postretirement benefits was calculated using the following assumptions:

	Pension Benefits			Other Benefits		
	2004	2003	2002	2004	2003	2002
Weighted-Average						
Assumptions as of Dec. 31	%	%	%	%	%	%
Discount rate	6.00	6.25	6.75	6.00	6.25	6.75
Expected return on plan assets	8.00	8.00	8.00	8.00	8.00	8.00
Rate of compensation increase	4.00	4.00	4.00	n.a.	n.a.	n.a.

The Company used a 6.25% discount rate for calculation of 2004 expense and a 6.00% discount rate to determine value of benefit obligation at year-end. The Company utilizes Moody's 'A' and 'Aa' rated bonds in industrial, utility and financial sectors with an outstanding amount of $1 million or more in determining the discount rate for actuarial expense calculation purposes. Both rates reflect the appropriate economic conditions at time of measurement.

The Company has an expected rate of return on plan assets of 8%. The actual annual rate of return since 1984 thru year-end of 2004 is 10.7%. However, the Company uses the more conservative assumption that is considered to be in line with other professionally administered retirement asset trusts.

Net periodic costs for the defined benefit plans and other postretirement benefits for the years ended December 31 was as follows:

	Pension Benefits			Other Benefits		
	2004	2003	2002	2004	2003	2002
Components of Net Periodic Benefit Cost						
Service cost	$ 1,753	1,413	1,148	123	46	41
Interest cost	3,048	2,741	2,640	235	122	118
Expected return on assets	(2,557)	(2,191)	(2,659)	(50)	(41)	(40)
Amortization of transition obligation	56	56	54	56	56	56
Amortization of prior service cost	493	286	354	122	16	16
Recognized actuarial loss	402	412	57	—	—	—
Net periodic benefit cost	$ 3,195	2,717	1,594	486	199	191

The actuarial present value of benefit obligations and the funded status of San Jose Water Company's defined benefit pension and other postretirement plans as of December 31 were as follows:

	Pension Benefits			Other Benefits		
	2004	2003	2002	2004	2003	2002
Change in Benefit Obligation						
Benefit obligation at beginning of year	$47,279	41,466	37,021	3,739	1,821	1,709
Service cost	1,753	1,413	1,148	123	46	41
Interest cost	3,048	2,741	2,640	235	122	118
Amendments	2,794	—	424	—	1,711	—
Actuarial loss	1,863	3,516	1,931	215	152	66
Benefits paid	(2,041)	(1,857)	(1,698)	(125)	(113)	(113)
Benefit obligation at end of year	$54,696	47,279	41,466	4,187	3,739	1,821

(Dollars in thousands, except share data)

Note 11. Employee Benefit Plans (Continued)

	Pension Benefits			Other Benefits		
	2004	2003	2002	2004	2003	2002
Change in Plan Assets						
Fair value of assets at beginning of year;						
Debt securities	$ 7,116	8,653	9,488	—	—	—
	22.0%	*31.1%*	*27.9%*	—	—	—
Equity securities	$ 21,677	16,461	23,682	—	—	—
	67.0%	*59.1%*	*69.6%*	—	—	—
Cash & equivalents	$ 3,540	2,718	840	521	507	394
	11.0%	*9.8%*	*2.5%*	*100%*	*100%*	*100%*
	$ 32,333	27,832	34,010	521	507	394
Actual return on plan assets	1,746	4,344	(4,713)	1	—	7
Employer contributions	2,568	2,000	233	297	114	206
Benefits paid	(2,041)	(1,843)	(1,698)	(107)	(100)	(100)
	$ 34,606	32,333	27,832	712	521	507
Fair value of assets at end of year;						
Debt securities	$ 10,428	7,116	8,653	—	—	—
	30.1%	*22.0%*	*31.1%*	—	—	—
Equity securities	$ 23,487	21,677	16,461	—	—	—
	67.9%	*67.0%*	*59.1%*	—	—	—
Cash & equivalents	$ 691	3,540	2,718	712	521	507
	2.0%	*11.0%*	*9.8%*	*100%*	*100%*	*100%*
Total	$ 34,606	32,333	27,832	712	521	507
Funded Status						
Plan assets less benefit obligation	$(20,089)	(15,047)	(13,633)	(3,474)	(3,218)	(1,313)
Unrecognized transition obligation	40	96	152	396	453	509
Unamortized prior service cost	4,286	1,985	2,270	1,613	1,735	39
Unamortized actuarial loss	12,835	10,665	9,388	509	229	20
Accrued benefit cost	$ (2,928)	(2,301)	(1,823)	(956)	(801)	(745)

In 2005, the company expects to make a contribution of $2,264 and $297 to the pension plan and other post retirement benefit plan, respectively.

Benefits to retires expected to be paid in the next five years are:

	Pension Plan	Other Postretirement Benefit Plan
2005	$2,062	$133
2006	2,129	140
2007	2,136	151
2008	2,258	155
2009	2,465	165

(Dollars in thousands, except share data)

Note 11. Employee Benefit Plans (Continued)

Amounts recognized on the balance sheet consist of:

	Pension Benefits			Other Benefits		
	2004	2003	2002	2004	2003	2002
Accrued benefit cost	$(2,928)	(2,301)	(1,823)	(956)	(801)	(745)
Additional minimum liability	(6,689)	(4,874)	(4,541)	—	—	—
Intangible asset	4,357	2,080	2,423	—	—	—
Accumulated other comprehensive loss	2,332	2,794	2,118	—	—	—
Net amount recognized	$(2,928)	(2,301)	(1,823)	(956)	(801)	(745)

Note 12. Long-Term Incentive Plan and Stock-Based Compensation

On April 29, 2003, SJW Corp's shareholders executed and approved a technical amendment to its Long-Term Incentive Plan (Incentive Plan), which was originally adopted on April 18, 2002. Under the Incentive Plan, 900,000 common shares have been reserved for issuance. The amendment to the Incentive Plan includes terms allowing non-employee directors to receive awards, authorizing the plan administrator to grant stock appreciation rights, and listing of the performance criteria for performance shares. The amended Incentive Plan allows SJW Corp. to provide key employees, including officers, and non-employee directors, the opportunity to acquire a meaningful equity interest in SJW Corp. In no event may any one participant in the Incentive Plan receive awards under the Incentive Plan in any calendar year covering an aggregate of more than 300,000 common shares. Additionally, awards granted under the Incentive Plan may be conditioned upon the attainment of specified performance goals. The types of awards included in the Incentive Plan are stock options, dividend units, performance shares, rights to acquire restricted stock and stock bonuses. As of December 31, 2004, 4,295 shares have been issued pursuant to the Incentive Plan and 154,732 shares are issuable upon the exercise of outstanding options and deferred restricted stock. At December 31, 2003, no securities were issued pursuant to the equity awards made and 127,407 shares were to be issued upon the exercise of outstanding options and deferred restricted stock. The remaining shares available for issuance under the Incentive plan are 740,973 and 772,593 for the years ended 2004 and 2003, respectively. The total compensation cost charged to income under all plans was $1,163 and $492 for 2004 and 2003, respectively. The total benefits, including non-employee directors converted post-retirement benefits, recorded in shareholders' equity under all plans were $1,056 and $1,018 for 2004 and 2003, respectively. As of December 31, 2004 and 2003, $162 and $55, respectively, was related to the issuance of deferred restricted stock under dividend equivalent rights and was accrued as a liability. No awards were granted under the Incentive Plan prior to 2003.

Stock Options

Awards in the form of stock option agreements under the Incentive Plan allow executives to purchase common shares at a specified price. Options are granted at an exercise price that is not less than the per share market price on the date of grant. The options vest at a 25% rate on their anniversary date over their first four years and are exercisable over a ten-year period. In 2004, 266 common shares were issued upon exercise of options. At December 31, 2004, options to purchase 54,739 common shares were issued and outstanding.

	2004	2003	2002
Options granted	26,076	28,929	N/A
Exercise price	$ 29.70	$ 28.00	N/A
Weighted average remaining life in years	8.6	9.3	N/A
Weighted average fair value at date of grant	$ 5.33	$ 5.33	N/A

SJW Corp. has adopted Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation", utilizing the Black-Scholes option-pricing model to compute the fair value of options at the

(Dollars in thousands, except share data)

Note 12. Long-Term Incentive Plan and Stock-Based Compensation (Continued)

grant date as a basis for determining stock-based compensation costs for financial reporting purposes. The assumptions utilized include:

	2004	2003	2002
Expected dividend yield	*3.3%*	*3.4%*	N/A
Expected volatility	*23.6%*	*27%*	N/A
Risk-free interest rate	*3.22%*	*2.86%*	N/A
Expected holding period in years	5.0	5.0	N/A

SJW Corp. has recognized stock compensation expense of $74 and $26 for options granted to its executives for the years ended December 31, 2004, and 2003, respectively. No options were granted prior to 2003.

Stock Options

	2004		2003	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	28,929	$28.00	—	—
Granted	26,076	$29.70	28,929	$28.00
Exercised	(266)	$28.00	—	—
Forfeited	—	—	—	—
Outstanding at end of year	54,739	$28.81	28,929	$28.00
Options exercisable at end of year	6,961	$28.00	—	—
Weighted-average fair value of options granted during the year		$ 5.33		$ 5.33

Options Exercisable

	2004	2003	2002
Options Outstanding			
Range of exercise prices	$28.00–29.70	$28.00	N/A
Outstanding at end of year	54,739	28,929	N/A
Weighted average remaining life in years	8.6	9.3	N/A
Weighted average exercise price	$28.81	$28.00	N/A

Deferred Restricted Stock Plans

On June 27, 2003, deferred restricted stock for 41,670 shares of common stock were granted to a key employee of the Company, which vest over a period of three years and are payable upon retirement. Following SFAS No. 123, the deferred restricted stock was valued at the market price of $28.10 per share at the date of grant, which is being recognized as compensation expense over the vesting period when services are rendered. For the year ended December 31, 2004, 13,890 shares are vested and the Company has recognized stock compensation expense of $469 related to this deferred restricted stock. For the year ended December 31, 2003, $234 was recorded as stock compensation expense and no shares were vested.

SJW Corp. has a Deferred Restricted Stock Program for non-employee Board members whereby members can elect to receive their existing and future cash pension benefit, and annual retainer fees in restricted stock units under the program.

Directors who elect to participate in the program receive an annual grant of the right to receive deferred restricted stock in lieu of receiving a cash pension benefit, an amount equivalent to the annual retainer fee, upon retirement. The number of shares of each annual deferred restricted stock award will equal the amount of the aggregate annual retainer, as of the date of grant, divided by the fair market value of the Corporation's common stock on the date of

(Dollars in thousands, except share data)

Note 12. Long-Term Incentive Plan and Stock-Based Compensation (Continued)

grant. Directors can receive a maximum number of 10 awards for 10 full years of service. On September 1, 2003, 55,524 shares were granted to the directors under the program at a market price of $28.40 per share. With respect to the conversion of existing pension benefits, which were accrued before the grant date, 20,487 shares were fully vested at the time of grant and the remaining 35,037 shares vest over a period of three years when services are rendered. As of December 31, 2004, 3,994 shares were issued pursuant to deferred restricted stock awards to a retired non-employee board member and total vested shares are 28,172. There were no shares issued or vested as of December 31, 2003. In accordance with SFAS No. 123, the Corporation has recognized stock compensation expense of $350 and $141 for the years ended December 31, 2004 and 2003, respectively.

Directors who elect to convert the annual retainer fee receive deferred restricted stock in an amount equal to the annual retainer fee divided by the fair market value of the Company's common stock on the last business day before the date of grant, which will vest on a monthly basis as the retainer would have otherwise been earned. For the year ended December 31, 2004, the Company has granted 3,636 deferred restricted shares in lieu of cash retainer fees at $29.75 per share and recognized stock compensation expense of $108. The Company granted 1,284 deferred restricted shares in 2003 at $28.07 per share and recognized stock compensation expense of $36. No deferred restricted stock was granted in 2002.

Deferred Restricted Stock Outstanding

	2004		2003	
	Shares	Weighted-Average Issue Price	Shares	Weighted-Average Issue Price
Outstanding at beginning of year	98,478	$28.27	—	—
Issued	3,636	$29.75	98,478	$28.27
Exercised	(3,994)	$28.40	—	—
Forfeited	—	—	—	—
Outstanding at end of year	98,120	$28.32	98,478	$28.27
Shares vested	46,982	—	35,661	—

Dividend Equivalent Rights

SJW Corp. also has a dividend equivalent rights Agreement providing holders of options to receive dividend rights each time a dividend is paid on common shares after the option grant date, for a maximum period of four years. Dividend equivalent rights for deferred restricted stock allow holders of deferred restricted stock units to receive dividend rights, each time a dividend is paid on common shares after the grant date, until the stock is issued to the holder. The accumulated dividends of the holders will be used to purchase stock units on behalf of the holders at the beginning of the following year using the average fair market value of common shares on each of the dividend dates in the immediately preceding year. The dividend equivalent units vest in the same manner as the options and restricted stock. Pursuant to dividend equivalent rights, on January 2, 2004, deferred restricted stock for 723 shares of common stock were granted relating to the options and deferred restricted stock for 1,185 shares of common stock were granted relating to the deferred restricted stock plans, 35 shares were issued during the year to a retired non-employee board member. For the years ended December 31, 2004 and 2003, the Company has recognized compensation expense for dividend rights of $162 and $55, respectively.

Note 13. Sale of Non-utility Property

On March 11, 2003, SJW Corp. sold San Tomas station, a non-utility property, to the SCVWD for a contract price of $5,400. SJW Corp. recognized a gain on sale of non-utility property of $3,030, net of tax of $2,106, in connection with the sale. In April 2003, the Corporation reinvested the property sale proceeds by acquiring two income properties in the states of Connecticut and Florida, at a total purchase price of $15,400.

(Dollars in thousands, except share data)

Note 14. Condemnation Gain

In January 2002, SJW Land Company entered into an Agreement for Possession and Use (the Agreement) with Valley Transportation Agency (VTA) whereby SJW Land Company granted VTA an irrevocable right to possession and use of 1.23 acres of the company's parking lot property for the development of a light rail station while reserving the right to assert and dispute the fair market value placed on the land. In April 2003, VTA adopted a resolution authorizing a condemnation proceeding to acquire the land and deposited $3,700 in an escrow account as fair market compensation and filed an eminent domain lawsuit. As a part of the proceedings, VTA transferred funds from the escrow account into a court deposit account to secure its ongoing right of possession for construction of the light rail station pending final litigation. Compensation for the taking of property and any damage was to be determined by the court or by way of settlement between SJW Land Company and VTA. A settlement was reached on November 23, 2004, regarding the compensation for the transfer of property and for damages before the lawsuit reached trial. The settlement terms included a cash payment of $9,650 and the conveyance of a parcel valued at approximately $325 to SJW Land Company. SJW Land Company recorded a condemnation gain of $3,776, net of taxes of $2,624, in connection with this proceeding.

Note 15. Non-regulated Businesses

The business activities of SJW Corp. consist primarily of its subsidiary, San Jose Water Company, a public utility regulated by the California Public Utilities Commission (CPUC) that operates within a service area approved by the CPUC. Included in total operating revenue and operating expenses are the non-regulated business activities of SJW Corp. The non-regulated businesses of SJW Corp. are comprised of operating the City of Cupertino Municipal Water Systems (CMWS), parking and lease operations of several commercial buildings and properties of SJW Land Company (SJW Land), and the sale and rental of water conditioning and purification equipment of Crystal Choice Water Service LLC (CCWS). The following tables represent the distribution of regulated and non-regulated business activities for the twelve months ended 2004, 2003 and 2002:

	December 31, 2004		
	Regulated	Non Regulated	Total
Revenue	$157,951	8,960	166,911
Expenses	135,103	7,691	142,794
Operating Income	$ 22,848	1,269	24,117
	December 31, 2003		
	Regulated	Non Regulated	Total
Revenue	$142,793	7,661	150,454
Expenses	120,836	6,423	127,259
Operating Income	$ 21,957	1,238	23,195
	December 31, 2002		
	Regulated	Non Regulated	Total
Revenue	$139,835	6,538	146,373
Expenses	119,606	6,025	125,631
Operating Income	$ 20,229	513	20,742

Note 16. Segment Reporting

SJW Corp. is a holding company with three subsidiaries: San Jose Water Company (SJWC), a water utility operation with both regulated and non-regulated businesses, SJW Land Company and its consolidated variable interest entity, 444 West Santa Clara Street, L.P. (SJW Land), which operates parking facilities and commercial building rentals, and Crystal Choice Water Service LLC (CCWS), a business providing the sale

(Dollars in thousands, except share data)

Note 16. Segment Reporting (Continued)

and rental of water conditioning and purification equipment. In accordance with Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information", SJW Corp. has determined that it has two reportable business segments. The first is that of providing water utility and utility-related services to its customers, provided through the Corporation's subsidiary, SJWC. The second segment is that of SJW Land Company.

The Corporation's reportable segments have been determined based on information used by the chief operating decision maker. SJW Corp.'s chief operating decision maker is its President and Chief Executive Officer (CEO). The CEO reviews financial information presented on a consolidated basis that is accompanied by disaggregated information about operating revenue, net income (loss) and total assets.

The tables below set forth information relating to SJW Corp.'s reportable segments. Certain allocated assets, revenue and expenses have been included in the reportable segment amounts. Other business activity of the Corporation not included in the reportable segments is included in the "All Other" category.

	For twelve months ended December 31, 2004			
	SJWC	SJW Land Company	All Other*	SJW Corp.
Operating revenue	$161,757	3,466	1,688	166,911
Operating expense	138,188	2,098	2,507	142,793
Net income	14,733	4,461	592	19,786
Depreciation and amortization	17,787	615	79	18,481
Interest expense	9,249	915	6	10,170
Income tax expense	10,863	787	(6)	11,644
Assets	$468,388	39,715	44,049	552,152

	For twelve months ended December 31, 2003 (Restated)			
	SJWC	SJW Land Company	All Other*	SJW Corp.
Operating revenue	$146,132	3,096	1,226	150,454
Operating expense	123,422	1,944	1,893	127,259
Net income	17,065	1,010	602	18,677
Depreciation and amortization	14,723	431	71	15,225
Interest expense	8,594	407	—	9,001
Income tax expense	10,208	487	(172)	10,523
Assets	$450,796	32,635	32,813	516,244

	For twelve months ended December 31, 2002 (Restated)			
	SJWC	SJW Land Company	All Other*	SJW Corp.
Operating revenue	$143,092	2,581	700	146,373
Operating expense	122,111	1,818	1,702	125,631
Net income	13,344	625	263	14,232
Depreciation and amortization	13,769	182	62	14,013
Interest expense	7,879	68	74	8,021
Income tax expense	9,145	521	(8)	9,658
Assets	$411,787	17,187	28,796	457,770

* The "All Other" category includes CCWS and without regard to its subsidiaries, SJW Corp.

(Dollars in thousands, except share data)

Note 17. Subsequent Event

SJW Corp. adopted an Executive Special Deferral Election Plan effective January 1, 2005. The plan allows certain executives to defer a portion of their earnings each year and to realize an investment return on those funds during the deferral period. Executives have to make an election on the distribution and payment method of the deferrals before services are rendered. The company will record the investment return on the deferred funds as compensation expense once the deferrals are made.

Note 18. Unaudited Quarterly Financial Data

Summarized quarterly financial data is as follows:

	2004 Quarter Ended			
	March	June	September	December
Operating revenue	$31,063	45,609	52,297	37,942
Operating income	3,985	7,110	7,740	5,282
Net income	1,774	4,807	5,530	7,675
Comprehensive income	2,352	4,326	6,711	13,322
Earnings per share				
— Basic	0.19	0.53	0.61	0.84
— Diluted	0.19	0.53	0.60	0.83
Comprehensive income per share				
— Basic	0.26	0.47	0.74	1.46
— Diluted	0.26	0.47	0.73	1.45
Market price range of stock				
— High	38.00	37.10	35.60	38.90
— Low	29.29	30.35	30.84	32.90
Dividend per share	0.25	0.26	0.25	0.26

	2003 Quarter Ended (Restated)			
	March	June	September	December
Operating revenue	$27,971	38,149	49,514	34,820
Operating income	4,062	6,308	7,938	4,887
Net income	5,282	4,426	5,967	3,002
Comprehensive income	6,645	5,964	4,468	3,635
Earnings per share				
— Basic	0.58	0.48	0.66	0.33
— Diluted	0.58	0.48	0.65	0.33
Comprehensive income per share				
— Basic	0.73	0.65	0.49	0.40
— Diluted	0.73	0.65	0.49	0.40
Market price range of stock				
— High	28.08	29.15	29.42	29.90
— Low	25.13	25.65	27.25	28.47
Dividend per share	0.24	0.25	0.24	0.24

SJW CORP.
FINANCIAL STATEMENT SCHEDULE
VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
Years ended December 31, 2004 and 2003

Schedule II

Description	2004	2003
Allowance for doubtful accounts		
Balance, beginning of period	$ 130,000	120,000
Charged to expense	227,442	312,740
Accounts written off	(279,719)	(349,343)
Recoveries of accounts written off	52,277	46,603
Balance, end of period	$ 130,000	130,000
Reserve for litigation and claims		
Balance, beginning of period	$ 648,225	609,292
Charged to expense	—	105,000
Revision to accrual	(123,500)	—
Payments	(82,404)	(66,067)
Balance, end of period	$ 442,321	648,225

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Evaluation of Disclosure Control and Procedures

The Corporation's management, with the participation of the Corporation's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Corporation's disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Corporation's disclosure controls and procedures (as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report have been designed and are functioning effectively to provide reasonable assurance that the information required to be disclosed by the Corporation in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. The Corporation believes that a control system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

Management's Report on Internal Control Over Financial Reporting

SJW Corp.'s management is responsible for establishing and maintaining an adequate internal control structure over financial reporting and for an assessment of the effectiveness of internal control over financial reporting, as such items is defined in Rule 13a–15(f) under the Securities Exchange Act.

Management is required to base its assessment of the effectiveness of the Corporation's internal control over financial reporting on a suitable, recognized control framework. Management has utilized the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of internal control over financial reporting, which is a suitable framework as published by the Public Company Accounting Oversight Board (PCAOB).

The Corporation's management has performed an assessment according to the guidelines established by COSO. Based on this assessment, management has concluded SJW Corp's system of internal control over financial reporting as of December 31, 2004, is effective.

KPMG, LLP, the Corporation's registered independent public accountant, has audited the financial statements included in the annual report and has issued an attestation report on managements' assessment of internal control over financial reporting.

Changes in Internal Controls

There has been no change in internal control over financial reporting during the fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect the internal controls over financial reporting of SJW Corp.

Item 9B. *Other Information*

None.

PART III

Item 10. *Directors and Executive Officers of the Registrant*

The information required by this item is contained in part under the caption "Executive Officers of Registrant" in Part I of this report, and the remainder is contained in SJW Corp.'s Proxy Statement for its 2005 Annual Meeting of Shareholders to be held on April 28, 2005 (the "2005 Proxy Statement") under the captions "Proposal No. 1 — Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance," and is incorporated herein by reference.

Code of Ethics

SJW Corp. has adopted a code of ethics that applies to SJW Corp.'s Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer. The text of the code of ethics is posted on SJW Corp.'s internet website under web address http://www.sjwater.com. SJW Corp. intends to satisfy the disclosure requirements under Item 10 of Form 8-K regarding an amendment to, or a waiver from, a provision of its code of ethics by posting such information on its website.

Corporate Governance Guidelines and Board Committee Charters

The Corporate Governance Guidelines and the charters for the board committees — the Audit Committee, Executive Committee, Executive Compensation Committee, Real Estate Committee and Nominating and Governance Committee — are available at the company's website at http://www.sjwater.com. Shareholders may also request a free hard copy of the Corporate Governance Guidelines and the charters from the following address and phone number:

SJW Corp.
374 West Santa Clara Street
San Jose CA 95196
Attn: Corporate Secretary
Phone: 800-250-5147

Item 11. *Executive Compensation*

The information required by this item is contained in the 2005 Proxy Statement under the captions "Compensation of Directors," "Executive Compensation and Related Information," and "Compensation Committee Interlocks and Insider Participation" and is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this item is contained in the 2005 Proxy Statement under the caption "Security Ownership of Certain Beneficial Owners and Management" and "Securities Authorized for Issuance under Equity Compensation Plans," and is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions*

The information required by this item is contained in the 2005 Proxy Statement under the caption "Certain Relationships and Related Transactions," and is incorporated herein by reference.

Item 14. ***Principal Accountant Fees and Services***

The information required by this item is contained in the 2005 Proxy Statement under the caption "Principal Independent Accountant Fees and Services," and is incorporated herein by reference.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

SJW Corp. filed a current report on Form 8-K with the Securities and Exchange Commission on November 1, 2004 to furnish its press release to announce the financial results for the third quarter ended September 30, 2004 under Item 12 thereof.

On December 13, 2004, SJW Corp. filed Form 8-K with the Securities and Exchange Commission to announce its entry into a Material Definitive Agreement under Item 1 thereof.

(1) Financial Statements

All other schedules are omitted as the required information is inapplicable or the information is presented in the financial statements or related notes.

(3) Exhibits required to be filed by Item 601 of Regulation S-K

See Exhibit Index located immediately following paragraph (b) of this Item 15.

The exhibits filed herewith are attached hereto (except as noted) and those indicated on the Exhibit Index which are not filed herewith were previously filed with the Securities and Exchange Commission as indicated.

EXHIBIT INDEX

Exhibit No.	Description
2	Plan of Acquisition, Reorganization, Arrangement, Liquidation or Succession:
2.1	Registration Rights Agreement entered into as of December 31, 1992 among SJW Corp., Roscoe Moss, Jr. and George E. Moss. Filed as Exhibit 2.1 to Form 10-K March 12, 2004. S.E.C. File No. 1-8966.
3	Articles of Incorporation and By-Laws:
3.1	Restated Articles of Incorporation and By-Laws of SJW Corp., defining the rights of holders of the equity securities of SJW Corp.
3.2	Certificate of Amendment of SJW Corp. amending the restated Articles of Incorporation. (1)
3.3	By-Laws of SJW Corp. as amended. (1)
4	Instruments Defining the Rights of Security Holders, including Indentures:
	No current issue of the registrant's long-term debt exceeds 10 percent of its total assets. SJW Corp. hereby agrees to furnish upon request to the Commission a copy of each instrument defining the rights of holders of unregistered senior and subordinated debt of the company.
10	Material Contracts:
10.1	Water Supply Contract dated January 27, 1981 between San Jose Water Works and the Santa Clara Valley Water District, as amended. Filed as Exhibit 10.1 to Form 10-K for the year ended December 31, 2001.
10.2	Resolution for Directors' Retirement Plan adopted by SJW Corp. Board of Directors as amended on September 22, 1999. Filed as an Exhibit to 10Q for the period ending September 30, 1999. S.E.C. File No. 1-8966. (2)
10.3	Resolution for Directors' Retirement Plan adopted by San Jose Water Company's Board of Directors as amended on September 22, 1999. Filed as an Exhibit to 10-Q for the period ending September 30, 1999. S.E.C. File No. 1-8966. (2)
10.4	Resolution for Directors' Retirement Plan adopted by SJW Land Company Board of Directors on September 22, 1999. Filed as an Exhibit to 10-Q for the period ending September 30, 1999. S.E.C. File No. 1-8966. (2)
10.5	SJW Corp. Long-Term Incentive Plan, adopted by SJW Corp. Board of Directors March 6, 2002. Filed as an Exhibit to Form 10-Q for the period ended June 30, 2002. (2)
10.6	Limited Partnership Agreement of 444 West Santa Clara Street, L. P. executed between SJW Land Company and Toeniskoetter & Breeding, Inc. Development. Filed as an Exhibit to 10-Q for the period ending September 30, 1999. S.E.C. File No. 1-8966.
10.7	San Jose Water Company Executive Supplemental Retirement Plan adopted by San Jose Water Company Board of Directors, as restated to reflect amendments made through May 1, 2003. Filed as an Exhibit to Form 10-Q for the period ended June 30, 2003. S.E.C. File No. 1-8966. (2)
10.8	SJW Corp. Executive Severance Plan adopted by SJW Corp. Board of Directors, as restated to reflect amendments made through May 1, 2003. Filed as an Exhibit to Form 10-Q for the period ended June 30, 2003. S.E.C. File No. 1-8966. (2)
10.9	SJW Corp. Long-Term Incentive Plan, adopted by SJW Corp. Board of Directors, as amended on March 3, 2003. Filed as an Exhibit to Form 10-Q for the period ended June 30, 2003. S.E.C. File No. 1-8966. (2)
10.10	Chief Executive Officer Employment Agreement, as restated on June 27, 2003. Filed as an Exhibit to Form 10-Q for the period ended June 30, 2003. S.E.C. File No. 1-8966. (2)

Exhibit No.	Description
10.11	Standard Form of Stock Option Agreement-subject to changes per Employment Agreement, as adopted by the SJW Corp. Board of Directors on April 29, 2003. Filed as an Exhibit to Form 10-Q for the period ended June 30, 2003. S.E.C. File No. 1-8966. (2)
10.12	Chief Executive Officer SERP Deferred Restricted Stock Award, as restated on June 27, 2003. Filed as an Exhibit to Form 10-Q for the period ended June 30, 2003. S.E.C. File No. 1-8966. (2)
10.13	Form of Stock Option Agreement with Dividend Equivalent Agreement as adopted by the Board of Directors on April 29, 2003. Filed as an Exhibit to Form 10-Q for the period ended June 30, 2003. S.E.C. File No. 1-8966. (2)
10.14	Form of Directors Deferred Restricted Stock Program as adopted by SJW Corp. Board of Directors on July 29, 2003. Filed as an Exhibit to 10-Q for the period ending September 30, 2003. S.E.C. File No. 1-8966. (2)
10.15	Form of Directors Annual Retainer Fee Deferred Election Agreement, as adopted by SJW Corp. Board of Directors on July 29, 2003. Filed as an Exhibit to 10-Q for the period ending September 30, 2003. S.E.C. File No. 1-8966. (2)
10.16	First Amendment dated March 1, 2004 to San Jose Water Company's Executive Supplemental Retirement Plan adopted by the San Jose Water Company Board of Directors. Filed as an Exhibit to Form 10-Q for the period ending March 31, 2004. SEC File No. 1-8966. (2)
10.17	San Jose Water Company Special Deferral Election Plan adopted by San Jose Water Company Board of Directors on December 9, 2004. Filed as Exhibit 99.1 of Form 8-K on December 13, 2004. SEC File No. 1-8966. (2)
10.18	First Amendment to the San Jose Water Company Special Deferral Election Plan adopted by the Board of Directors January 27, 2005. (1) (2)
21.1	Subsidiaries of SJW Corp. filed as an Exhibit to the Annual Report on Form 10-K for the year ended December 31, 2002. SEC File No. 1-8966.
23	Consent of Independent Registered Public Accounting Firm. (1)
31.1	Certification Pursuant to Rule 13a-14(a)/15d-14(a) by President and Chief Executive Officer. (1)
31.2	Certification Pursuant to Rule 13a-14(a)/15d-14(a) by Chief Financial Officer and Treasurer. (1)
32.1	Certification Pursuant to 18 U.S.C. Section 1350 by President and Chief Executive Officer, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (1)
32.2	Certification Pursuant to 18 U.S.C. Section 1350 by Chief Financial Officer and Treasurer, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (1)
(1)	Filed currently herewith.
(2)	Management contract or compensatory plan or agreement.

In accordance with the Securities and Exchange Commission's requirements, SJW Corp. will furnish copies of any exhibit upon payment of 30 cents per page fee.

To order any exhibit(s), please advise the Secretary, SJW Corp., 374 West Santa Clara Street, San Jose, CA 95196, as to the exhibit(s) desired.

On receipt of your request, the Secretary will provide to you the cost of the specific exhibit(s). The Secretary will forward the requested exhibits upon receipt of the required fee.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SJW CORP.

Date: By ____________________

DREW GIBSON, Chairman,
Board of Directors

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: January 27, 2005	By ____________________ W. RICHARD ROTH, President, Chief Executive Officer and Member, Board of Directors
Date: January 27, 2005	By ____________________ ANGELA YIP, Chief Financial Officer
Date: January 27, 2005	By ____________________ VICTOR K. WONG, Controller (Chief Accounting Officer)
Date: January 27, 2005	By ____________________ MARK L. CALI, Member, Board of Directors
Date: January 27, 2005	By ____________________ J. PHILIP DINAPOLI, Member, Board of Directors
Date: January 27, 2005	By ____________________ DREW GIBSON, Member, Board of Directors
Date: January 27, 2005	By ____________________ DOUGLAS R. KING, Member, Board of Directors
Date: January 27, 2005	By ____________________ GEORGE E. MOSS, Member, Board of Directors
Date: January 27, 2005	By ____________________ CHARLES J. TOENISKOETTER, Member, Board of Directors
Date: January 27, 2005	By ____________________ FREDERICK ULRICH, Member, Board of Directors

Exhibit 31.1

CERTIFICATIONS

I, W. Richard Roth, President and Chief Executive Officer, certify that:

1. I have reviewed this Annual Report on Form 10-K of SJW Corp. (the "registrant");
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a–15(f) and 15d–15(f)) for the registrant and have:
   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;
   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) all significant deficiencies and material weakness in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: ______________________________

____
W. Richard Roth
President and Chief Executive Officer
(Principal executive officer)

Exhibit 31.2

CERTIFICATIONS

I, Angela Yip, Chief Financial Officer and Treasurer, certify that:

1. I have reviewed this Annual Report on Form 10-K of SJW Corp. (the "registrant");
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a–15(f) and 15d–15(f)) for the registrant and have:
   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;
   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) all significant deficiencies and material weakness in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: ______________________________

____
Angela Yip
Chief Financial Officer and Treasurer
(Principal financial officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of SJW Corp. (the "Company") on Form 10-K for the year ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, W. Richard Roth, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ W. Richard Roth
W. RICHARD ROTH
President and Chief Executive Officer
(Principal executive officer)
March 7, 2005

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of SJW Corp. (the "Company") on Form 10-K for the year ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Angela Yip, Chief Financial Officer and Treasurer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Angela Yip
ANGELA YIP
Chief Financial Officer and Treasurer
(Principal financial officer)
March 7, 2005

SJW CORP.

Notice of Annual Meeting of Shareholders
To Be Held On April 28, 2005

To Our Shareholders:

Notice is hereby given that the annual meeting of shareholders of SJW Corp. will be held on Thursday, April 28, 2005 at 10:00 a.m. Pacific Time at the offices of SJW Corp., 374 West Santa Clara Street, San Jose, California, for the following purposes, as more fully described in the proxy statement accompanying this Notice:

1. To elect eight directors to serve on the Board of Directors of SJW Corp.;
2. To approve the Employee Stock Purchase Plan which was adopted by the Board of Directors of SJW Corp. on January 27, 2005;
3. To ratify the appointment of KPMG LLP as the independent registered public accounting firm of SJW Corp. for fiscal year 2005; and
4. To act upon such other business as may properly come before the annual meeting or any adjournment or postponement thereof.

The Board of Directors has set the close of business on Thursday, March 10, 2005 as the record date for determining the shareholders entitled to notice of and to vote at the annual meeting and at any adjournment or postponement thereof.

Your vote is important. Whether or not you plan to attend the meeting, please vote as soon as possible. You may vote by telephone, via the Internet or by mailing a completed proxy card. For detailed information regarding voting instructions, please refer to the sections titled "Voting Procedure" on page 2 of the proxy statement. You may revoke a previously delivered proxy at any time prior to the meeting. If you attend the meeting and wish to change your proxy vote, you may do so automatically by voting in person.

BY ORDER OF THE BOARD OF DIRECTORS

W. Richard Roth
Chief Executive Officer and President

San Jose, California
March 14, 2005

TABLE OF CONTENTS

SJW CORP.
374 West Santa Clara Street
San Jose, California 95113

Proxy Statement for the 2005 Annual Meeting of Shareholders To Be Held on April 28, 2005

The enclosed proxy is solicited on behalf of the Board of Directors of SJW Corp., a California corporation ("SJW Corp." or the "Corporation"), for use at SJW Corp.'s annual meeting of shareholders to be held on April 28, 2005 at 10:00 a.m. Pacific Time and at any adjournment or postponement thereof. The annual meeting will be held at the offices of the Corporation, 374 West Santa Clara Street, San Jose, California.

These proxy solicitation materials are being mailed on or about March 20, 2005 to all shareholders entitled to notice of and to vote at the annual meeting of shareholders. SJW Corp.'s 2004 Annual Report, including its Form 10-K for the year ended December 31, 2004, accompanies these proxy solicitation materials.

PURPOSE OF MEETING

The Board of Directors has called the annual meeting of shareholders for the following purposes:

1. To elect eight directors to serve on the Board of Directors of SJW Corp.;
2. To approve the Employee Stock Purchase Plan which was adopted by Board of Directors of SJW Corp. on January 27, 2005;
3. To ratify the appointment of KPMG LLP as the independent registered public accounting firm of SJW Corp. for fiscal year 2005; and
4. To act upon such other business as may properly come before the annual meeting or any adjournment or postponement thereof.

The Board of Directors asks for your proxy for each of the foregoing proposals.

VOTING RIGHTS AND SOLICITATION

Voting

Only shareholders of record on March 10, 2005, the record date, will be entitled to notice of and to vote at the annual meeting. As of the close of business on March 10, 2005 there were 9,135,573 shares of common stock issued and outstanding. The common stock of the Corporation was split on a three-for-one basis effective as of March 1, 2004 and the share data presented in this proxy statement reflects the split, unless otherwise noted.

Each share of common stock is entitled to one vote on each matter presented at the meeting, except in connection with election of directors when shareholders are entitled to cumulate votes. When shareholders are entitled to cumulate votes, every shareholder, or his or her proxy, may cumulate his or her votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of shares owned by such shareholder. Alternately, a shareholder may distribute his or her votes on the same principle among as many candidates as he or she thinks fit. For example, assume you have 100 shares. We have eight directors so you have a total of 8 x 100 = 800 votes. You could give all 800 votes to one nominee, or 400 votes to each of two nominees, or 100 votes to each of eight nominees. No shareholder or proxy, however, shall be entitled to cumulate votes unless (1) the candidate(s) has been placed in nomination prior to the voting and (2) the shareholder has given notice at the meeting prior to any voting that the shareholder intends to cumulate the shareholder's votes. If any one shareholder has given such notice, all shareholders may cumulate their votes for candidates in nomination. The Board of Directors seeks, by your proxy, the discretionary authority to cumulate votes in the event that any shareholder invokes cumulative voting. The eight nominees receiving the highest number of votes will be elected directors.

Quorum And Votes Required

A majority of the Corporation's outstanding shares of common stock must be present in person or represented by proxy at the annual meeting in order to constitute a quorum. Abstentions and broker non-votes are included in the number of shares present for purposes of determining whether a quorum is present for the transaction of business.

In the election of directors, the eight director nominees receiving the highest number of affirmative votes will be elected (Proposal 1). The approval of the Employee Stock Purchase Plan (Proposal 2) and the ratification of the appointment of the independent accountants (Proposal 3) require the affirmative vote of a majority of the shares of common stock present in person or represented by proxy and voting at the annual meeting, provided that such affirmative vote must also equal at least a majority of the shares required to constitute a quorum. Abstentions, which may be specified on all proposals other than the election of directors, and broker non-votes can have the effect of preventing approval of the Employee Stock Purchase Plan proposal and the independent accountants ratification proposal where the number of affirmative votes, though a majority of the votes cast, does not constitute a majority of the required quorum.

Voting Procedure

Shareholders of record may vote via the Internet, by telephone, by mailing a completed proxy card prior to the annual meeting, by delivering a completed proxy card at the annual meeting, or by voting in person at the annual meeting. Shareholders of record may vote by mail or over the Internet or by telephone. Instructions for voting via the Internet or by telephone are set forth on the enclosed proxy card. The Internet and telephone voting facilities will close at 11:59 p.m. Eastern Time on April 27, 2005. If the enclosed form of proxy is properly signed, dated and returned, the shares represented thereby will be voted at the annual meeting in accordance with the instructions specified thereon. Unless you specify different instructions on the proxy, all shares represented by valid proxies (and not revoked before they are voted) will be voted at the annual meeting FOR the election of the director nominees listed in Proposal 1, FOR the approval of the Employee Stock Purchase Plan as described in Proposal 2 and FOR the ratification of the appointment of KPMG LLP as the independent accountants as described in Proposal 3.

YOUR VOTE IS IMPORTANT. PLEASE SIGN AND RETURN THE ACCOMPANYING PROXY CARD WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON.

You may revoke your proxy at any time before it is actually voted at the meeting by:

- delivering written notice of revocation to the Secretary at SJW Corp., 374 West Santa Clara Street, San Jose, California 95113;
- submitting a later dated proxy; or
- attending the meeting and voting in person.

Your attendance at the meeting will not, by itself, constitute a revocation of your proxy.

You may also be represented by another person present at the meeting by executing a form of proxy designating that person to act on your behalf. Shares may only be voted by or on behalf of the record holder of shares as indicated in the stock transfer records of the Corporation. If you are a beneficial owner of shares, but those shares are held of record by another person such as a stock brokerage firm or bank, then you must provide voting instructions to the appropriate record holder so that such person can vote those shares. In the absence of such voting instructions from you, the record holder may not be entitled to vote those shares.

Proxy Solicitation Costs

The Corporation will bear the entire cost of this solicitation of proxies, including the preparation, assembly, printing, and mailing of this proxy statement, the proxy, and any additional solicitation materials that the Corporation may provide to shareholders. Copies of solicitation materials will be provided to brokerage firms, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward the solicitation material to such beneficial owners. The Corporation will reimburse the brokerage firms, fiduciaries and custodians holding shares in their names for reasonable expenses incurred by them in sending solicitation materials to its beneficial shareholders. The solicitation of proxies will be made by regular or commercial mail and may also be made by telephone, telegraph, facsimile or personally by directors, officers and employees of the Corporation who will receive no extra compensation for such services.

ELECTION OF DIRECTORS

PROPOSAL 1

General

Eight (8) directors, constituting the entire Board of Directors, are to be elected at the annual meeting, to hold office until the next annual meeting and until a successor for such director is elected and qualified, or until the death, resignation or removal of such director.

Unless individual shareholders specify otherwise, each returned proxy will be voted **FOR** the election of the eight nominees who are listed below, each of whom has been nominated by the existing Board of Directors upon the recommendation of the Nominating & Governance Committee. All nominees are currently directors of SJW Corp. All nominees are also directors of San Jose Water Company, SJW Corp.'s wholly-owned public utility water corporation subsidiary, and of SJW Land Company, SJW Corp.'s wholly-owned real estate development company subsidiary. SJW Corp. intends to appoint all persons elected as directors of SJW Corp. at the annual meeting to be the directors of San Jose Water Company and SJW Land Company for a concurrent term.

In the unanticipated event that a nominee is unable or declines to serve as a director at the time of the annual meeting, proxies will be voted for any nominee named by the present Board of Directors to fill the vacancy. As of the date of this proxy statement, SJW Corp. is not aware of any nominee who is unable or will decline to serve as a director.

The following sets forth certain information concerning the nominees for directors of SJW Corp.:

Name	Age	Director Since	Position with the Corporation	Committee Membership
Mark L. Cali	39	1992	Director	Executive Compensation Committee Nominating & Governance Committee
J. Philip DiNapoli	65	1989	Director	Audit Committee Nominating & Governance Committee Real Estate Committee
Drew Gibson	62	1986	Chairman of the Board	Executive Committee (Chair) Executive Compensation Committee Nominating & Governance Committee Real Estate Committee (Chair)
Douglas R. King	62	2003	Director	Audit Committee (Chair)
George E. Moss	73	1985	Director	Executive Committee Executive Compensation Committee (Chair)
W. Richard Roth	52	1994	Chief Executive Officer, President and Director	Executive Committee Real Estate Committee
Charles J. Toeniskoetter	60	1991	Director	Nominating & Governance Committee (Chair) Real Estate Committee
Frederick R. Ulrich, Jr.	61	2001	Director	Audit Committee Nominating & Governance Committee

Business Experience of Nominees

Mark L. Cali, Attorney at Law, with the firm Clark, Cali and Negranti, LLP since 1996.

J. Philip DiNapoli, Attorney at Law, former Chairman of Comerica California Inc. (California bank holding company). He serves as a director of Comerica, Inc. (bank holding company) and Comerica Bank-California (bank holding company). He served as Chairman of Citation Insurance Company (workers compensation specialty carrier) until 1996. He is also the owner of DiNapoli Development Company (real estate development and investment company).

Drew Gibson, Principal of Gibson Speno, LLC (real estate development and investment company) between 2000 and 2002, and director of Preferred Community Management, Inc. (real estate management company) since 2002. He has also been a director of Celluphone, Inc. (Los Angeles-based cellular agent) since 1991.

Douglas R. King, Retired as an audit partner of Ernst & Young, LLP in 2002. Mr. King began his career at Ernst & Young in Tulsa, Oklahoma in 1970. During his career he was the audit partner on large, complex public registrants and managed Ernst & Young's San Francisco office. Mr. King is a Certified Public Accountant with a Masters Degree in Business Administration from the University of Arkansas.

George E. Moss, Vice Chairman of the Board of Roscoe Moss Manufacturing Company (manufacturer of steel water pipe and well casing) since 1984. Mr. Moss was formerly President of the Roscoe Moss Company (holding company) until 1984.

W. Richard Roth, President and Chief Executive Officer of the Corporation, President and Chief Executive Officer of San Jose Water Company and President of SJW Land Company. Mr. Roth was appointed Chief Executive Officer of SJW Corp. in 1999 and President in 1996. Prior to becoming President, he was Chief Financial Officer and Treasurer of the Corporation from 1990 to 1996.

Charles J. Toeniskoetter, Chairman of TBI Construction and Construction Management, Inc. since 2004, and Chairman and Chief Executive Officer of Toeniskoetter & Breeding, Inc. Development (a real estate development company) since 1983. He also serves as a director of Redwood Trust, Inc. (real estate investment trust) and Heritage Commerce Corp. (bank holding company).

Frederick R. Ulrich, Jr., Retired. Mr. Ulrich graduated from West Point and the Harvard Business School. From 1972 to 1982 he was a member of the corporate finance departments of Morgan Stanley & Co. and Warburg Paribas Becker. From 1982 through 2001 Mr. Ulrich was a consultant to corporations regarding mergers and acquisitions and an equity investor in leveraged buyouts.

No nominee has any family relationship with any other current director, nominee or with any executive officer. Other than Mr. Roth, whose employment relationships with SJW Corp., San Jose Water Company and SJW Land Company are described above, no nominee is or has been employed in his principal occupation or employment during the past 5 years by SJW Corp. or its subsidiaries.

Independent Directors

The Board of Directors has affirmatively determined that each of its current directors, other than W. Richard Roth, SJW Corp.'s Chief Executive Officer and President, is independent within the meaning of the American Stock Exchange director independence standards, as currently in effect. In addition, the Board of Directors has determined that the members of the Audit Committee meet the additional independence criteria promulgated by the American Stock Exchange for audit committee membership.

Board Committees

The Board of Directors has a standing Audit Committee, an Executive Committee, an Executive Compensation Committee, a Nominating & Governance Committee and a Real Estate Committee.

Audit Committee

The Audit Committee assists the Board of Directors in its oversight of the integrity of the financial reports and other financial information provided by the Corporation to any governmental body or the public, the Corporation's compliance with legal and regulatory requirements, the Corporation's systems of internal controls, the independent accountants' qualifications and independence, and the quality of the Corporation's accounting and financial reporting processes generally. The Board of Directors has determined that Mr. King is an "audit committee financial expert" as defined in Securities and Exchange Commission rules. The Audit Committee held six meetings during fiscal year 2004. On October 28, 2004, the Board of Directors adopted a revised Audit Committee charter. A copy of the current Audit Committee charter is attached as Appendix A to this proxy statement.

Executive Committee

The Executive Committee assists the Board of Directors in its oversight of the Corporation by exercising the authority of the Board of Directors to the extent permitted by law and by the Corporation's By-Laws under those circumstances where (1) action is required at a time when it would not be practical to convene a meeting of the full Board or (2) the matter to be acted upon is sufficiently routine as to not warrant a meeting of the full Board. The Executive Committee held one meeting during fiscal year 2004.

Executive Compensation Committee

The Executive Compensation Committee assists the Board of Directors in its responsibilities with respect to the compensation of the Corporation's executive officers and other key employees, and administers all employee benefit plans, including all equity incentive plans adopted by the Corporation. Additionally, the Executive Compensation Committee is authorized to review and approve the compensation payable to the Corporation's executive officers and other key employees, approve all perquisites, equity incentive awards and special cash payments made or paid to executive officers and other key employees, and approve severance packages with cash and/or equity components for the executive officers. The Executive Compensation Committee held two meetings during fiscal year 2004. The Executive Compensation Committee has a charter, a copy of which may be found at the Corporation's website at www.sjwater.com/corp/shareholders.jsp.

Nominating & Governance Committee

The Nominating & Governance Committee is charged by the Board with reviewing and proposing changes to the Corporation's corporate governance policies, developing criteria for evaluating performance of the Board of Directors, determining the requirements and qualifications for members of the Board of Directors and proposing to the Board of Directors nominees for the position of director of the Corporation. The Board had determined that all of the members of the Nominating & Governance Committee are independent as defined under the independence standards for nominating committee members in the listing standards for the American Stock Exchange. The Nominating & Governance Committee held three meetings during fiscal year 2004. The Nominating & Governance Committee has a charter, a copy of which may be found at the Corporation's website at www.sjwater.com/corp/shareholders.jsp.

On October 28, 2004, the Board of Directors approved the "Policies and Procedures of the Nominating & Governance Committee for Nomination for Directors" (the Policies and Procedures). The Policies and Procedures specify director selection criteria for the Nominating & Governance Committee to consider, and procedures for identifying and evaluating director candidates for the Nominating & Governance Committee to follow, when executing its duty to recommend director nominees at the annual meeting of shareholders. The Policies and Procedures also specify steps a shareholder must take in order to properly recommend director candidates which the Nominating & Governance Committee will consider. All candidates for director must generally meet the criteria set forth in the Policies and Procedures, a copy of which can be found at the Corporation's website at www.sjwater.com/corp/shareholders.jsp.

The criteria address the specific qualifications that the Nominating & Governance Committee believes must be met by each nominee prior to recommendation by the Committee for a position on the Corporation's Board of Directors. In particular, the criteria address the specific qualities or skills that the Nominating & Governance Committee believes are necessary for one or more of the Corporation's directors to possess in order to fill the Board, committee chairman and other positions and to provide the best combination of experience and knowledge on the Board and its committees. These criteria include: highest professional and personal ethical standards; ability to contribute insight and direction to achieve the Corporation's goals; skills and expertise relative to the entire make-up of the Board; experience in effective oversight and decision-making, including experience on other boards; ability and willingness to serve a full term with consistent attendance; first-hand business experience in the industry; and independence as determined under the American Stock Exchange and SEC rules and regulations. The Nominating & Governance Committee and the Board evaluate and update the criteria at their discretion, and compliance with some or all of the criteria alone does not confer the right to further consideration of a candidate.

The steps a shareholder must take in order to properly recommend director candidates which the Committee will consider include submission via mail to the attention of the Nominating & Governance Committee at the address of the Corporate Secretary, SJW Corp., 374 W. Santa Clara Street, San Jose, California 95113, of a completed "Shareholder Recommendation of Candidate for Director" form which can be found at the Corporation's website at www.sjwater.com/corp/shareholders.jsp or may be obtained by mailing a request for a copy of the form to the Secretary of the Committee at the above address. Forms must be submitted not earlier than 210 days prior and not later than 120 days prior to the one year anniversary of the date the proxy statement for the preceding annual meeting was mailed to shareholders. In addition to or in lieu of making a director candidate recommendation via the completed recommendation form, shareholders may nominate directly a person for election as a director at the annual meeting, see the section titled "Shareholder Proposals" on page 28 of this proxy statement for further information regarding shareholder nominations.

Real Estate Committee

The Real Estate Committee is charged with review of significant potential acquisitions or dispositions involving the real property interests of the Corporation and its subsidiaries and makes recommendations thereon to the Chief Executive Officer and the full Board. The Real Estate Committee held three meetings during fiscal year 2004.

Shareholder Communications with the Board

Communications to the Board of Directors may be submitted by email to boardofdirectors@sjwater.com or by writing to SJW Corp., Attention: Corporate Secretary, 374 West Santa Clara Street, San Jose, California 95113. The Board relies upon the Corporate Secretary to forward written questions or comments to named directors or committees, as appropriate. General comments or inquiries from security holders are forwarded to the appropriate individual within the Corporation, including the President or Chairman, as appropriate.

Board Meetings

During 2004 there were four regular meetings and one special meeting of the Board of Directors. Each director attended or participated in 75% or more of the aggregate of (i) the total number of regular and special meetings of the Board of Directors and (ii) the total number of meetings held by all committees of the Board on which such director served during the 2004 fiscal year.

Although the Corporation does not have a formal policy regarding attendance by members of the Board of Directors at the annual meetings of shareholders, directors are encouraged to attend the annual meeting of shareholders. All of the directors of SJW Corp. attended the 2004 annual meeting of shareholders.

Compensation of Directors

Directors Annual Retainer and Meeting Fees

SJW Corp., San Jose Water Company and SJW Land Company pay their non-employee directors annual retainers of $6,000, $16,000 and $5,000, respectively. In addition, all non-employee directors of the Corporation and San Jose Water Company are paid $1,000 for each Board or committee meeting attended, and SJW Land Company directors are paid $500 for each Board meeting attended.

The meeting fees for the Chairman of the Board of SJW Corp., San Jose Water Company and SJW Land Company are $5,000, $5,000 and $2,500, respectively, for each Board meeting attended. The meeting fee for the Chairman of SJW Corp.'s Audit Committee is $3,000 for each Audit Committee meeting attended.

Directors Retainer Fee Deferral Program

Each non-employee member of the Board has the opportunity to elect to defer either 50% or 100% of his or her annual Board retainer fee in the form of a deferred restricted stock award. Such deferral election is irrevocable and must be made by each non-employee member of the Board prior to the start of the year for which the annual Board retainer fee is to be earned. The number of shares in each restricted stock award is calculated based on the amount of the annual Board retainer fees for SJW Corp. and its two subsidiaries (currently $27,000) that is attributable to the non-employee Board member's service for the year and that is deferred divided by the fair market value of SJW Corp.'s common stock on the last business day of the year prior to the year for which such annual retainer is earned. These deferred restricted stock awards will be made on the first business day of the year. The awards will vest in twelve monthly installments, as the retainer fee would have been otherwise earned. To the extent vested, the deferred restricted stock awards will be paid upon a participant's termination of Board service in the form of shares of common stock, either as a single lump distribution or annual installments, as elected by the participant.

Messrs. DiNapoli, Gibson, King and Moss each elected to defer 100% of their 2004 annual retainer fees in return for deferred restricted stock awards covering 909 shares each for a total of 3,636 shares of SJW Corp.'s common stock.

Directors Deferred Restricted Stock Program

Each non-employee member of the Board who commences Board service on or after April 29, 2003 will be granted an on-going annual deferred restricted stock award on the third business day following the Corporation's annual meeting of shareholders beginning with the 2004 annual meeting. These deferred restricted stock awards will be made annually for the first ten years of Board service and will be equivalent in value to the annual Board retainer fees for the Corporation and its subsidiaries each year, based on the fair market value of common stock on the date of grant. The shares subject to the annual deferred restricted stock awards made to the non-employee Board member will be issued from the Long-Term Incentive Plan upon his or her termination from Board service, in either a single lump sum distribution or up to ten annual installments, as elected by the director. Because none of the non-employee members of the Board commenced service on or after April 29, 2003, in 2004 none of the non-employee directors received awards under these terms of the Director Deferred Restricted Stock Program.

Each non-employee member of the Board who commenced service prior to April 29, 2003 and participated in the Director Pension Plan, was given the opportunity during the 2003 calendar year to irrevocably elect to receive a deferred restricted stock award in exchange for his or her accumulated benefit under such plan. For each director who made such an election, his existing Director Pension Plan benefit was converted, on September 2, 2003, into the right to receive a deferred restricted stock award of comparable value based on the fair market value of common stock on such date which vests in 36 monthly installments.

In accordance with the foregoing, Messrs. Cali, DiNapoli, Gibson, Moss and Toeniskoetter elected to have their existing Director Pension Plan benefits converted into deferred restricted stock pursuant to this program. As a result, Messrs. Cali, DiNapoli, Gibson, Moss and Toeniskoetter each had $270,000 in Pension Plan benefits convert into an award for 3,169 shares (pre-2004 stock split) of deferred restricted stock, based on a fair market value of $85.20 per share on September 2, 2003.

Messrs. Ulrich and King did not participate in the Directors Deferred Restricted Stock Program and instead continued to participate in the Director Pension Plan. Under the Director Pension Plan, Messrs. Ulrich and King will receive annual cash payments upon ceasing to serve as a director of SJW Corp., San Jose Water Company or SJW Land Company, as the case may be. The annual payment will equal the most recent rate of annual cash retainer paid to directors and will be paid to the director, or his estate, for the number of years the director served on the board up to a maximum of 10 years.

Dividend Equivalent Rights

Dividend Equivalent Rights ("DERs") are granted with respect to the shares subject to each non-employee director's deferred restricted stock awards under the Directors Retainer Fee Deferral Program and the Deferred Restricted Stock Program until the date that each such deferred restricted stock award is distributed. Dividend equivalent rights provide that each time a dividend is paid on the Corporation's common stock, the participant's deferred stock account will be credited with a dollar amount equal to the dividend paid per share multiplied by the number of shares subject to each outstanding deferred restricted stock award, including the number of shares previously credited to the deferred stock account.

As of the first business day in January of each year, the cash dividend equivalent amounts so credited to the director in the immediately preceding year will be converted into additional shares of deferred restricted stock equal to (i) the cash so credited for the preceding year divided by (ii) the average of the fair market value of the common stock on each of the dates in the immediately preceding year on which dividends were paid. The additional shares of common stock that are credited based on such DERs will vest in the same manner as the deferred restricted stock awards to which they are attributable and will also be paid out upon a participant's termination of Board service, in either a single lump sum or up to 10 annual installments, as elected by the participant. On January 3, 2005, the following non-employee Board members were credited with additional shares of deferred restricted stock pursuant to their DERs: Mr. Cali, 274 shares; Mr. DiNapoli, 1051 shares; Mr. Gibson, 1051 shares; Mr. King, 777 shares; Mr. Moss, 1051 shares; and Mr. Toeniskoetter, 274 shares.

Recommendation of the Board of Directors

The Board of Directors recommends that shareholders vote FOR the election of the eight nominees listed on page 3.

EMPLOYEE STOCK PURCHASE PLAN

PROPOSAL 2

General

Shareholders are being asked to approve the adoption of the Corporation's new Employee Stock Purchase Plan (the "Purchase Plan"), under which 135,200 shares of the Corporation's common stock will be reserved for issuance. The Purchase Plan was adopted by the Corporation's Board of Directors on January 27, 2005, and will become effective upon shareholder approval of this proposal at the annual meeting. In the event that shareholder approval is not obtained, then the Purchase Plan will not be implemented.

The Purchase Plan is designed to allow eligible employees of San Jose Water Company and other participating subsidiaries (whether now existing or subsequently established) to purchase shares of common stock at six-month intervals through their accumulated periodic payroll deductions under the Purchase Plan.

The following is a summary of the principal features of the Purchase Plan. The summary, however, does not purport to be a complete description of all the provisions of the Purchase Plan. Any shareholder who wishes to obtain a copy of the actual plan document may do so upon written request to SJW Corp., Attention: Corporate Secretary, 374 West Santa Clara Street, San Jose, California 95113.

Administration

The Purchase Plan will be administered by the Executive Compensation Committee of the Board of Directors. The Executive Compensation Committee, as plan administrator, will have full authority to adopt administrative rules and procedures and to interpret the provisions of the Purchase Plan.

Securities Subject to the Purchase Plan

The number of shares of common stock reserved for issuance under the Purchase Plan will be limited to 132,500 shares. The shares issuable under the Purchase Plan may be made available from authorized but unissued shares of the Corporation's common stock or from shares of common stock repurchased by the Corporation, including shares repurchased on the open market.

In the event that any change is made to the Corporation's outstanding common stock (whether by reason of any recapitalization, stock dividend, stock split, exchange or combination of shares or other change in corporate structure effected without the Corporation's receipt of consideration), appropriate adjustments will be made to (i) the maximum number and class of securities issuable under the Purchase Plan, (ii) the maximum number and class of securities purchasable per participant on any one purchase date, (iii) the maximum number and class of securities purchasable in total by all participants on any one purchase date and (iv) the number and class of securities and the price per share in effect under each outstanding purchase right. Such adjustments will be designed to preclude any dilution or enlargement of benefits under the Purchase Plan or the outstanding purchase rights thereunder.

Offering Periods and Purchase Rights

Shares of the Corporation's common stock will be offered under the Purchase Plan through a series of offering periods, with a new offering period to begin on the first business day of February and August each year. The duration of each offering period will be set by the Executive Compensation Committee prior to the start date, but no offering period may have a duration in excess of twenty-four months. Each offering period will itself be comprised of one or more six-month purchase intervals. These six-month purchase intervals will run from the first business day in February to the last business day in July each year and from the first business day of August each year to the last business day of the January in the following year.

It is expected that the initial offering periods under the Purchase Plan will each be comprised of a single six-month purchase interval. Unless the Executive Compensation Committee determines otherwise, the first offering period will begin on February 1, 2006 and end on July 31, 2006.

At the time the participant joins the offering period, he or she will be granted a purchase right to acquire shares of the Corporation's common stock on the last day of each purchase interval within that offering period. All payroll deductions collected from the participant for each purchase interval will be automatically applied to the purchase of common stock at the end of that purchase interval, subject to certain limitations.

Eligibility and Participation

Any individual who is employed on a basis under which he or she is regularly expected to work for more than twenty hours per week for more than five months per calendar year in the employ of any participating parent or subsidiary corporation (including any corporation which subsequently becomes such at any time during the term of the Purchase Plan) will be eligible to participate in the Purchase Plan following completion of one year of service. Employees subject to a collective bargaining agreement with one of the Corporation's participating companies will only be eligible to participate if the collective bargaining unit of which they are members agrees to extend participation in the Purchase Plan to such members for one or more offering periods. If the collective bargaining unit chooses not to participate in the Purchase Plan, then the employees represented by that bargaining unit will not be eligible for participation.

Each individual who is an eligible employee with at least one year of service on the start date of any offering period may enter that offering period on such start date. However, an eligible employee may participate in only one offering period at a time.

As of March 1, 2005, approximately 300 employees, including 8 officers, were eligible to participate in the Purchase Plan, assuming each collective bargaining unit representing the employees of the Corporation's participating subsidiaries chooses to participate in the Purchase Plan.

Payroll Deductions and Stock Purchases

Each participant may authorize periodic payroll deductions in any multiple of one percent (up to a maximum of ten percent) of his or her base salary or basic hourly compensation to be applied to the acquisition of common stock at six-month intervals. Accordingly, on each such purchase date (the last business day in January and July each year), the payroll deductions of each participant accumulated for the purchase interval ending on that purchase date will automatically be applied to the purchase of whole shares of common stock at the purchase price in effect for the participant for that purchase date. The first purchase under the Purchase Plan is expected to occur on July 31, 2006.

Purchase Price

The purchase price of the common stock acquired on each semiannual purchase date will be fixed by the Executive Compensation Committee at the start of each offering period and will not be less than eighty-five percent of the lower of (i) the fair market value per share of the Corporation's common stock on the participant's entry date into the offering period or (ii) the fair market value on the purchase date.

The fair market value per share of the Corporation's common stock on any particular date under the Purchase Plan will be deemed to be equal to the closing selling price per share on such date on the American Stock Exchange. On March 8, 2005, the fair market value of the Corporation's common stock determined on such basis was $38.60 per share.

Special Limitations

The Purchase Plan imposes certain limitations upon a participant's rights to acquire common stock, including the following limitations:

- Purchase rights granted to a participant may not permit such individual to purchase more than $25,000 worth of the Corporation's common stock (valued at the time each purchase right is granted) for each calendar year those purchase rights are outstanding at any time.
- Purchase rights may not be granted to any individual if such individual would, immediately after the grant, own or hold outstanding options or other rights to purchase, stock possessing 5% or more of the total combined voting power or value of all classes of the Corporation's outstanding stock or the outstanding stock of any of the Corporation's affiliates.
- No participant may purchase more than 375 shares of common stock on any one purchase date.
- The maximum number of shares of common stock purchasable in total by all participants on any one purchase date will be limited to 50,000 shares.

The Executive Compensation Committee will have the discretionary authority to increase or decrease the per participant and total participant purchase limitations as of the start date of any new offering period under the Purchase Plan, with the new limits to be in effect for that offering period and each subsequent offering period until changed.

Termination of Purchase Rights

The participant may withdraw from the Purchase Plan at any time up to the last business day of the purchase interval, and his or her accumulated payroll deductions for that interval will, at the participant's election, either be applied to the purchase of shares on the next scheduled six-month purchase date or be refunded immediately.

The participant's purchase right will immediately terminate upon his or her cessation of employment or loss of eligible employee status. Any payroll deductions which the participant may have made for the purchase interval in which such cessation of employment or loss of eligibility occurs will be refunded and will not be applied to the purchase of common stock.

Shareholder Rights

No participant will have any shareholder rights with respect to the shares covered by his or her purchase rights until the shares are actually purchased on the participant's behalf and the participant has become a holder of record of the purchased shares. No adjustment will be made for dividends, distributions or other rights for which the record date is prior to the date of such purchase.

Assignability

No purchase rights will be assignable or transferable by the participant, and the purchase rights will be exercisable only by the participant.

Change in Control

Should the Corporation be acquired by merger, sale of substantially all of the Corporation's assets or sale of securities possessing 30% or more of the total combined voting power of the Corporation's outstanding securities or should there occur certain changes in the majority of the Board of Directors, then all outstanding purchase rights will automatically be exercised immediately prior to the effective date of such acquisition or change in Board membership. The purchase price will be not less than 85% of the lower of (i) the fair market value per share of common stock on the participant's entry date into the offering period in which such acquisition or change in Board membership occurs or (ii) the fair market value per share of common stock immediately prior to such acquisition or change. The actual percentage purchase price will be equal to the percentage purchase price previously set by the Executive Compensation Committee for the offering period in which the acquisition or change in Board membership occurs. The limitation on the maximum number of shares purchasable by each participant (but not the limitation on all participants in the aggregate) on any one purchase date will be applicable to any purchase date attributable to such an acquisition or change in Board membership.

Share Pro-Ration

Should the total number of shares of common stock to be purchased pursuant to outstanding purchase rights on any particular date exceed the number of shares then available for issuance under the Purchase Plan, then the Executive Compensation Committee will make a pro-rata allocation of the available shares on a uniform and nondiscriminatory basis, and the payroll deductions of each participant, to the extent in excess of the aggregate purchase price payable for the common stock pro-rated to such individual, will be refunded.

Amendment and Termination

The Purchase Plan will terminate upon the earliest to occur of (i) the last business day in January 2015, (ii) the date on which all shares available for issuance thereunder are sold pursuant to exercised purchase rights or (iii) the date on which all purchase rights are exercised in connection with a change in control or ownership.

The Board of Directors may amend or suspend the Purchase Plan at the end of any six-month purchase interval. However, the Board may not, without shareholder approval, (i) increase the number of shares issuable under the Purchase Plan (except for permissible adjustments in the event of changes to the Corporation's capitalization), (ii) alter the purchase price formula so as to reduce the purchase price or (iii) modify the requirements for eligibility to participate in the Purchase Plan.

New Plan Benefits

No purchase rights will be granted and no shares will be issued under the Purchase Plan, unless the Purchase Plan is approved by the shareholders at the annual meeting.

Federal Tax Consequences

The Purchase Plan is intended to be an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code. Under a plan which so qualifies, no taxable income will be recognized by a participant, and no deductions will be allowable to SJW Corp., upon either the grant or the exercise of the purchase rights. Taxable income will not be recognized until there is a sale or other disposition of the shares acquired under the Purchase Plan or in the event the participant should die while still owning the purchased shares.

If the participant sells or otherwise disposes of the purchased shares within two years after his or her entry date into the offering period in which such shares were acquired or within one year after the purchase date on which those shares were actually acquired, then the participant will recognize ordinary income in the year of sale or disposition equal to the amount by which the fair market value of the shares on the purchase date exceeded the purchase price paid for those shares, and the Corporation will be entitled to an income tax deduction, for the taxable year in which such disposition occurs, equal in amount to such excess.

If the participant sells or disposes of the purchased shares more than two years after his or her entry date into the offering period in which the shares were acquired and more than one year after the purchase date of those shares, then the participant will recognize ordinary income in the year of sale or disposition equal to the lesser of (i) the amount by which the fair market value of the shares on the sale or disposition date exceeded the purchase price paid for those shares or (ii) the excess of the fair market value of the shares on the participant's entry date into that offering period over the purchase price which would have been paid for those shares had they been purchased on such entry date; and any additional gain upon the disposition will be taxed as a long-term capital gain. The Corporation will not be entitled to an income tax deduction with respect to such disposition.

If the participant still owns the purchased shares at the time of death, the personal representative of participant's estate must report as ordinary income in the year of participant's death the lesser of (i) the amount by which the fair market value of the shares on the date of death exceeds the purchase price or (ii) the excess of the fair market value of the shares on the start date of the offering period in which those shares were acquired over the purchase price which would have been paid for those shares had they been purchased on that start date.

Accounting Treatment

Under the accounting principles which will be applicable after June 30, 2005 to employee stock purchase plans such as the Purchase Plan, the fair value of each purchase right which is granted or vests under the Purchase Plan on or after June 30, 2005 will be charged as a direct compensation expense to the Corporation's reported earnings over the offering period to which that purchase right pertains. The fair value of each such purchase right will be determined as of its grant date.

Recommendation of the Board of Directors

The Board of Directors recommends that shareholders vote FOR the approval of the Purchase Plan. The Board believes that it is in the best interests of the Corporation to provide the Corporation's employees with the opportunity to acquire an ownership interest in the Corporation through their participation in the Purchase Plan and thereby encourage them to remain in the Corporation's employ and more closely align their interests with those of shareholders.

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

PROPOSAL 3

General

The Audit Committee of the Board of Directors has appointed KPMG LLP as the independent registered public accounting firm (independent accountants) of SJW Corp. for fiscal year 2005. At the annual meeting, shareholders are being asked to ratify the appointment of KPMG LLP as SJW Corp.'s independent accountants for fiscal year 2005. In the event the shareholders fail to ratify the appointment of KPMG LLP, the Audit Committee will reconsider its selection.

Representatives of KPMG LLP are expected to be present at the annual meeting. They have been offered the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

Principal Independent Accountants Fees and Services

The following table sets forth the approximate aggregate fees billed to the Corporation during fiscal years 2004 and 2003:

	2004	2003
Audit Fees (1)	$558,000	$208,000
Audit-Related Fees (2)	$ 48,000	$ 29,000
Tax Fees (3)	$ 29,000	$ 8,000
All Other Fees (4)	–0–	–0–

(1) Audit Fees: This category consists of fees for audit of annual financial statements, review of the financial statements included in quarterly reports on Form 10-Q and services that are normally provided by independent accountants in connection with statutory and regulatory filings or engagements for those fiscal years. In 2004, this includes services requested by SJW Corp. in connection with its preparation for compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

(2) Audit-Related Fees: This category consists of assurance and related services by independent accountants that are reasonably related to the performance of the audit and review of financial statements and are not reported under "Audit Fees."

(3) Tax Fees: This category consists of professional services rendered by the independent accountants for tax compliance and tax planning. The services for the fees disclosed under this category include tax return preparation and technical advice.

(4) All Other Fees: This category consists of fees not covered by "Audit Fees," "Audit-Related Fees" and "Tax Fees."

The Audit Committee has considered and concluded that the provision of services described above is compatible with maintaining the independence of KPMG LLP.

The Audit Committee has adopted a pre-approval policy regarding the rendering of audit and non-audit services by KPMG LLP. In general, audit fees are reviewed and approved by the Audit Committee annually. Non-audit services are pre-approved by the Audit Committee when necessary. The Audit Committee has delegated authority to its Chairman to pre-approve specific services to be rendered by KPMG LLP subject to disclosure to and affirmation by the Audit Committee of such pre-approvals when the Audit Committee next convenes a meeting.

Recommendation of the Board of Directors

The Board of Directors recommends a vote FOR the adoption of the proposal to ratify the appointment of KPMG LLP as SJW Corp.'s independent accountants for fiscal year 2005.

OWNERSHIP OF SECURITIES

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the executive officers and directors of the Corporation, and persons who own more than 10% of a registered class of the Corporation's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission (the "SEC") and the American Stock Exchange. These persons are required to furnish SJW Corp. with copies of all Section 16(a) forms they file. Based solely on its review of the copies of such reports received by it, and written representations from certain reporting persons that no other reports were required during 2004, SJW Corp. believes that all Section 16(a) reporting obligations were met during 2004 except that on December 8, 2004, Mr. Ulrich filed a late Form 4 report which reported the purchase of 773 shares of common stock on November 29, 2004.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of January 24, 2005, certain information concerning ownership of shares of SJW Corp. common stock by each director of the Corporation, each of the Chief Executive Officer and the three other highest paid executive officers of SJW Corp. and its subsidiaries named in the Summary Compensation Table below (the "Named Executive Officers"), and all directors and executive officers of SJW Corp. and its subsidiaries as a group and beneficial owners of 5% or more of the common stock of SJW Corp. Unless otherwise indicated, the beneficial ownership consists of sole voting and investment power with respect to the shares indicated, except to the extent that spouses share authority under applicable law.

Name	Shares Beneficially Owned	Percent of Class
Directors:		
Mark L. Cali	12,963	*
J. Philip DiNapoli	1,800	*
Drew Gibson	3,000	*
Douglas King	0	*
George E. Moss (1) (2)	1,439,436	15.8%
W. Richard Roth, President & Chief Executive Officer (3)	26,174	*
Charles J. Toeniskoetter	900	*
Frederick R. Ulrich, Jr.	773	*
Officers not listed above:		
Angela Yip, Chief Financial Officer (4)	1,282	*
George J. Belhumeur, Senior Vice President (5)	3,286	*
R. Scott Yoo, Senior Vice President (5)	532	*
All directors and executive officers as a group (11 individuals) (6)	1,490,146	16.3%
Beneficial owners of 5% or more not listed above:		
Roscoe Moss, Jr. 4360 Worth Street Los Angeles, CA 90063	1,208,934	13.2%
Mario J. Gabelli (7) One Corporate Center Rye, NY 10580	779,550	8.53%

* Represents less than 1% of the outstanding shares of SJW Corp.'s common stock.

(1) Includes 357,417 shares held by the John Kimberly Moss Trust for which George Moss is trustee.

(2) The address for George E. Moss is 4360 Worth Street, Los Angeles, California 90063.

(3) Includes 11,024 shares subject to options which were exercisable or became exercisable within 60 days of January 24, 2005 and 15,150 shares held by a trust for which Mr. W. Richard Roth is trustee.

(4) Includes 266 shares subject to options which were exercisable or became exercisable within 60 days of January 24, 2005.

(5) Includes 532 shares subject to options which were exercisable or became exercisable within 60 days of January 24, 2005.

(6) Includes 12,354 shares subject to options which were exercisable or became exercisable within 60 days of January 24, 2005.

(7) Pursuant to Amendment No. 5 to Schedule 13D filed with the SEC on November 24, 2004, by Mario J. Gabelli and the various entities he directly or indirectly controls or for which he acts as chief investment officer (the "Gabelli Reporting Persons"). According to this Schedule 13D, the Gabelli Reporting Persons had sole voting power and sole dispositive power over all 779,550 such shares, except that the Gabelli Reporting Persons did not have authority to report 96,400 shares of the 779,550 shares beneficially owned.

In addition to the ownership of the shares and options reported in the above table, as of January 24, 2005, the following directors and Named Executive Officers hold deferred restricted stock awards covering shares of SJW Corp. common stock as follows:

Name	Number of Shares
Directors:	
Mark L. Cali	9,862
J. Philip DiNapoli	11,872
Drew Gibson	11,872
Douglas King	2,010
George E. Moss	11,872
W. Richard Roth, President & CEO	45,432
Charles J. Toeniskoetter	9,862
Frederick R. Ulrich, Jr.	0
Officers not listed above:	
Angela Yip, Chief Financial Officer	83
George J. Belhumeur, Senior Vice President	88
R. Scott Yoo, Senior Vice President	88

The shares of SJW Corp. common issuable pursuant to these deferred restricted stock awards are subject to vesting schedules tied to the individual's continued service with SJW Corp. or its affiliated companies. The shares which vest under each such award will be distributed either in a lump sum or in installments following a designated deferral period. For further information concerning these deferred restricted stock awards, please see the following sections of this proxy statement: "Compensation of Directors" and "Executive Compensation and Related Information — Summary Compensation Table and Stock Option Grants in 2004."

COMMITTEE REPORTS

Annual Report of the Audit Committee

In connection with the audited financial statements for the period ending December 31, 2004, the Audit Committee (1) reviewed and discussed the audited financial statements with management, (2) reviewed and discussed with the independent accountants the matters required by Statement on Auditing Standards No. 61 and (3) received and discussed with the independent accountants the written disclosures and the letter from the independent accountants required by Independence Standards Board Standard No. 1 and the independent accountants' independence from the Corporation and its subsidiaries. Based upon these reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ending December 31, 2004 for filing with the Securities and Exchange Commission.

Audit Committee
Douglas R. King, Chairperson
J. Philip DiNapoli
Frederick R. Ulrich, Jr.

Annual Report of the Executive Compensation Committee

As members of the Executive Compensation Committee, it is our duty to review and approve the compensation payable to the executive officers of the Corporation and its subsidiaries and to establish the general compensation policies for such individuals. The goal of this process is to attract, develop and retain high-quality senior management through competitive compensation.

The Corporation through its San Jose Water Company subsidiary operates in a regulated environment and seeks to attain above-average stockholder returns while maintaining competitive customer rates. The Corporation is located in one of the higher cost-of-living regions in the United States, which creates additional challenges for the Corporation in attracting and retaining executive talent. In our effort to balance the interests of our stockholders, customers and executives, we believe that it is important to have a compensation policy which seeks to attain the following objectives:

- provide market-competitive compensation and benefits which attract, motivate and retain executive officers and other key personnel;
- reward individuals who contribute substantially to the advancement of the Corporation's business strategies and financial success;
- establish compensation packages which are fair and equitable both internally and externally; and
- encourage the executive officers to manage the Corporation from the perspective of owners with an equity stake in the Corporation.

Accordingly, the compensation package for each executive officer includes three components: base pay, performance bonuses, and long-term incentive awards. However, the Committee has increasingly utilized stock option grants and incentive compensation programs tied to corporate and individual performance goals.

It is the policy of the Committee to review the reasonableness of compensation paid to the executive officers of the Corporation based in part on information provided by the Chief Executive Officer. In doing so, however, the Committee customarily takes into account the comparative relationship of the recommended compensation to the compensation paid by other similarly-situated companies, individual performance, tenure and internal comparability considerations. Similarly-situated companies used for comparative compensation purposes include a group of publicly-held water companies similar in size to the Corporation located in the Western United States, and a national group of private water utilities similar in size to the Corporation. The Committee's goal is to set the total compensation of the Corporation's Chief Executive Officer and its other executive officers at approximately the median level of total compensation for executives in comparable positions at the companies examined, referred to below as the "peer group."

In selecting the peer group companies to survey for comparative compensation purposes, the Committee considered many factors not directly associated with the stock price performance of those companies, such as geographic location, organizational structure and market capitalization. However, there is a substantial correlation between the companies included within the peer group identified for comparative compensation purposes and the companies included within the A.G. Edwards Water Utility Index which the Corporation has selected as the industry index for purposes of the stock performance graph appearing later in this Proxy Statement. The six companies included in the peer group for compensation purposes are also among the eight companies (in addition to the Corporation) which comprise the A.G. Edwards Water Utility Index.

Throughout 2004, the Committee sought and received additional guidance from an outside compensation consultant who made recommendations regarding the total compensation of the Chief Executive Officer and other executive officers, including base salary, bonus amounts and long-term incentive awards, based on the comparative compensation data derived from the peer group. Together with its outside compensation consultant, the Committee determined that stock options should remain the Corporation's primary long-term compensation vehicle for the foreseeable future.

In December 2004, the Committee adopted and approved the implementation of the Special Deferral Election Plan (the "Deferral Plan") by San Jose Water Company. The Deferral Plan will provide certain key employees, including executive officers, with the opportunity to accumulate an additional source of retirement income through the deferral of up to 50% of their base salary each year and up to 100% of their bonus or other incentive compensation each year, beginning with the bonus payable for the 2004 fiscal year. For each year's deferred compensation, the individual may designate the distribution event and form in which the distribution will be made (lump sum or installments). During the deferral period, the participant may designate the investment of his or her account balance in one or more available investment funds. No actual investments will be held in the participant's account, but the account balance will be adjusted periodically to reflect the return that account would have realized had it actually been invested in the designated investment funds. The Committee believes that the Deferral Plan offers the executive officers an attractive, tax-favored vehicle for enhancing their retirement income and will thereby encourage such individuals to remain in the Corporation's employ.

CEO Total Compensation. In setting the total compensation payable to the Corporation's Chief Executive Officer, W. Richard Roth, for the 2004 fiscal year, the Committee sought to target that compensation at approximately the mean of the total compensation paid to the chief executive officers of similarly-situated companies and chief executive officer total compensation within the defined peer group. At the same time, the Committee structured Mr. Roth's compensation package so that a substantial portion was tied to the Corporation's performance and stock price appreciation.

The Corporation had previously entered into an employment agreement with Mr. Roth effective as of January 1, 2003. Because the terms and provisions of that employment agreement continue to coincide with the Committee goals and objectives with respect to Mr. Roth's total compensation and because of the Committee's recognition of the valuable service Mr. Roth rendered to the Corporation and its subsidiaries, the Committee allowed the agreement to automatically renew for an additional year.

CEO Base Salary. With respect to Mr. Roth's base salary, it is the Committee's intent to provide him with a level of stability and certainty each year and not have this particular component of compensation affected to any significant degree by corporate performance factors. For the 2004 fiscal year, the Committee maintained Mr. Roth's base salary at the same level in effect in 2003. Accordingly, Mr. Roth's base salary for the 2004 fiscal year was at approximately the 75th percentile of the base salaries paid to the chief executive officers of the peer group companies.

CEO Bonus Award. Mr. Roth was eligible for a cash bonus for the 2004 fiscal year which was conditioned on the Corporation's attainment of specified performance goals tied to earnings per share and return on equity and the achievement of certain other operational and qualitative goals. Based on the Corporation's performance for the 2004 year, a bonus of $125,000 was awarded to Mr. Roth.

CEO Long-Term Incentive Awards. In recognition of his service and dedication to the Corporation and his contribution to the Corporation's financial success, the Committee awarded a stock option grant to Mr. Roth in fiscal 2004. The grant is intended to provide him with a significant incentive to remain in the Corporation's employ and continue his contribution to the financial success of the Corporation. The option vests in four successive equal annual installments over his period of continued employment and, accordingly, will have value for Mr. Roth only if he remains with the Corporation over the vesting schedule and the market price of the underlying option shares appreciates over the market price in effect on the date the grant was made.

Both the option and a prior grant of restricted stock units made to Mr. Roth include dividend equivalent rights ("DERs"). Pursuant to the DERs, each time a dividend is paid on the Corporation's common stock, Mr. Roth's deferred stock account will be credited with a dollar amount equal to the dividend paid per share multiplied by the number of shares subject to each outstanding option or restricted stock unit award. The dollar amount in this account will then be converted, as of the first business day of January each year, into additional shares of the Corporation's common stock in accordance with a specified formula (as described more fully in Footnote 3 to the Summary Compensation Table and Footnote 2 to the Stock Option Grants Table.) The additional shares resulting from the DERs will vest in accordance with the same vesting schedule in effect for the options or restricted stock units to which they pertain and, accordingly, will have value for Mr. Roth only to the extent he continues in the Corporation's employ.

As mentioned in the section entitled "Employment Agreements, Termination of Employment and Change in Control Arrangements," Mr. Roth will become entitled to certain severance benefits in the event his employment were to terminate under certain circumstances or if he were to resign for good reason. The value and calculation of his severance package would be subject to certain adjustments and enhancements if his termination were to occur in connection with a change of control of the Corporation. The Committee believes that such severance benefits are fair and reasonable in light of the years of service and level of dedication and commitment Mr. Roth has rendered to the Corporation and its subsidiaries and will allow him to focus his attention primarily on business operations and corporate and market growth without concern over his personal financial situation.

Other Executive Officers. Based on its review of the compensation data for the peer group data, in 2004 the Committee increased the base salary for only two officers, including Mr. Yoo. The annual incentive bonus to the executive officers for the 2004 fiscal year was based on the Corporation's attainment of certain performance goals primarily tied to earnings per share objectives as well as individual performance. Based on the level of attainment of those corporate and individual performance goals, bonuses for the 2004 fiscal year were paid to the named executive officers at 50%, 75% or 100% of target, which ranged from $10,000 to $20,000 for the named executive officers. The actual dollar amounts of the 2004 bonuses for the named executive officers are set forth in the Summary Compensation Table.

In fiscal 2004, Messrs. Belhumeur, Yoo and Ms. Yip, and other officers also received stock option grants under the Long-Term Incentive Plan, together with DERs. The grant to each such executive was based upon the Committee's assessment of his or her individual performance and level of responsibility and the need to provide that individual with a meaningful incentive to remain with the Corporation. Each such grant is designed to align and strengthen the interests of the executive officer with those of the stockholders and provide each individual with a significant incentive to manage the Corporation from the perspective of an owner with an equity stake in the business. Each option vests in four successive equal annual installments over the executive's continued period of employment and, accordingly, will have value for the executive only if he or she remains with the Corporation over the vesting schedule and the market price of the underlying option shares appreciates over the market price in effect on the date the grant was made.

Section 162(m). Under Section 162(m) of the Internal Revenue Code, the Corporation is generally not allowed a federal income tax deduction for compensation, other than certain performance-based compensation, paid to the Chief Executive Officer and the four other highest paid executive officers to the extent that such compensation exceeds $1 million per officer in any one year. The Corporation's Long-Term Incentive Plan is structured so that compensation deemed paid to an executive officer in connection with the exercise of a stock option should qualify as performance-based compensation that is not subject to the $1 million limitation. Other awards made under that Plan may or may not so qualify. The Committee believes that in establishing the cash and equity incentive compensation programs for the executive officers, the potential deductibility of the compensation payable under those programs should be only one of a number of relevant factors taken into consideration, and not the sole governing factor. For that reason the Committee may deem it appropriate to continue to provide one or more executive officers with the opportunity to earn incentive compensation, including cash bonus programs tied to the Corporation's financial performance and restricted stock units awards, which may be in excess of the amount deductible by reason of Section 162(m) or other provisions of the Internal Revenue Code. The Committee believes it is important to maintain cash and equity incentive compensation at the requisite level to attract and retain the executive officers essential to the Corporation's financial success, even if all or part of that compensation may not be deductible by reason of the Section 162(m) limitation. However, for the 2004 fiscal year, the total amount of compensation paid by the Corporation (whether in the form of cash payments or upon the exercise or vesting of equity awards) should be deductible and not affected by the Section 162(m) limitation.

It is the opinion of the Committee that the executive compensation policies and plans provide the necessary total remuneration program to properly align the interests of each executive officer and the interests of the Corporation's shareholders through the use of competitive and equitable executive compensation in a balanced and reasonable manner.

Executive Compensation Committee

George E. Moss
Mark L. Cali
Drew Gibson

EXECUTIVE COMPENSATION AND RELATED INFORMATION

The following table provides certain summary information concerning the compensation which the Named Executive Officers earned for services rendered in all capacities to the Corporation and its subsidiaries for the years ended December 31, 2002, 2003 and 2004.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation		Payouts	
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Restricted Stock Award(s)	Securities Underlying Options/SARs	LTIP Payouts	All Other Compensation
W. R. Roth	2004	$400,000	$125,000(1)		$ 36,384(6)(7)	21,285		$ 8,200(5)
President and CEO	2003	$403,077	$125,000(2)		$1,170,927(3)	22,812		$ 8,000(5)
of SJW Corp.	2002	$500,000	-0-			-0-		$24,692(4)
G. J. Belhumeur	2004	$260,000	$ 15,000(1)		$ 802(7)	1,065		$ 8,200(5)
Sr. Vice President	2003	$260,000	$ 10,000(2)			1,065		$ 8,000(5)
San Jose Water Company	2002	$251,635	-0-			-0-		$ 8,000(5)
A. Yip	2004	$260,000	$ 20,000(1)		$ 802(7)	1,065		$ 8,200(5)
CFO of SJW Corp.	2003	$260,000	$ 10,000(2)			1,065		$ 8,000(5)
	2002	$251,077	-0-			-0-		$ 8,000(5)
R. S. Yoo	2004	$260,000	$ 20,000(1)		$ 802(7)	1,065		$ 8,200(5)
Sr. Vice President	2003	$245,000	$ 10,000(2)			1,065		$ 8,000(5)
San Jose Water Company	2002	$237,192	-0-			-0-		$ 7,980(5)

(1) Performance-related bonuses in 2004 were approved by the Executive Compensation Committee in 2004 and paid in 2005. Includes $125,000, $20,000 and $20,000 deferred by Mr. Roth, Ms. Yip and Mr. Yoo, respectively, at the executive's election under the Corporation's Special Deferral Election Plan.

(2) Performance-related bonuses in 2003 were approved by the Executive Compensation Committee in 2003 and paid in January 2004.

(3) Represents a one-time grant of 41,670 deferred restricted stock units made to Mr. Roth in 2003. This grant represents equal value consideration for the elimination of the special enhanced Supplemental Executive Retirement Plan benefit that was in place for Mr. Roth prior to September 2003. The amount in the Summary Compensation Table is reflective of the full grant at the fair market value of $28.10 per share at date of grant, although the deferred restricted stock units vest incrementally upon the continued service of Mr. Roth over the thirty-six month period measured from January 1, 2003, and the underlying vested shares of common stock will be issued upon the later of his termination of employment or his attainment of age 55. For financial reporting purposes the compensation expense associated with the deferred restricted stock units accrues as the deferred restricted stock units vest. Each of the units includes "dividend equivalent rights." Dividend equivalent rights provide that each time a dividend is paid on the Corporation's common stock, Mr. Roth's deferred stock account will be credited with a dollar amount equal to the dividend paid per share multiplied by the number of shares subject to his outstanding restricted stock units (including the number of shares previously credited to that deferred stock account). As of the first business day in January of each year, Mr. Roth's deferred stock account will be converted from a cash amount into a number of shares of SJW Corp. common stock equal to (i) the cash dividend equivalent amounts credited to Mr. Roth for the immediately preceding year divided by (ii) the average of the fair market value of the common stock on each of the dates in the immediately preceding year on which the dividends were paid. The shares credited to Mr. Roth's deferred stock account will vest in the same manner as the shares underlying the deferred restricted stock units to which the dividend equivalent rights pertain, and, to the extent vested, those shares will be issued to Mr. Roth at the same time the shares underlying the deferred restricted stock units are issued. As of December 31, 2004, when the fair market value of the Corporation's common stock was $36.40, the fair market value of Mr. Roth's 13,890 unvested deferred restricted stock units was $505,596.

(4) Includes director meeting fees in 2002 and contributions paid by the San Jose Water Company under its Salary Deferral Plan of $7,692 in 2002.

(5) Represents matching contributions paid by the San Jose Water Company under its Salary Deferral Plan.

(6) Includes the fair market value of deferred stock credited to Mr. Roth's deferred stock account on January 1, 2004, when the fair market value of the Corporation's common stock was $29.70, pursuant to dividend equivalent rights under Mr. Roth's restricted stock units summarized in Footnote 3 to this Summary Compensation Table. In 2004 Mr. Roth was credited with 699 deferred restricted stock units pursuant to the dividend equivalent rights. These deferred restricted stock units credited to Mr. Roth's deferred stock account will vest in the same manner as the shares underlying the original deferred restricted stock units to which the dividend rights pertain, and, to the extent vested, those shares will be issued to Mr. Roth at the same time the shares underlying the original deferred restricted stock units are issued. As of December 31, 2004, when the fair market value of the Corporation's common stock was $36.40, the number of remaining deferred restricted stock units credited to Mr. Roth's deferred stock account pursuant to dividend equivalent rights was 699 units, and the aggregate value of those units was $25,444. Each of the credited units includes dividend equivalent rights similar to the dividend equivalent rights under the original deferred restricted stock unit award.

(7) Includes the fair market value of deferred restricted stock units credited to the executive's deferred stock account on January 1, 2004, when the fair market value of the Corporation's common stock was $29.70, pursuant to dividend equivalent rights under the executive's outstanding stock options as summarized in Footnote 1 to the table entitled "Stock Option Grants in 2004". Mr. Roth, Mr. Belhumeur, Ms. Yip and Mr. Yoo were each credited with 526, 27, 27 and 27 deferred restricted stock units, respectively, pursuant to such dividend equivalent rights. The deferred restricted stock units credited to the executive's deferred stock account will vest in the same manner as the shares underlying each outstanding option to which the dividend rights pertain and, to the extent vested, those shares will be issued to the executive on the earlier of the fourth anniversary of the grant date of the option or the earlier exercise of that option. As of December 31, 2004, when the fair market value of the Corporation's common stock was $36.40, the number of deferred restricted stock units remaining in the executive's deferred stock account and the value of such shares was as follows: Mr. Roth 526 units ($19,147); and Mr. Belhumeur, Ms. Yip and Mr. Yoo, each 27 units ($983). Each of the units includes dividend equivalent rights similar to the dividend equivalent rights under the original stock option award.

The foregoing table does not include benefits provided under San Jose Water Company's Retirement Plan (the "Retirement Plan"), Supplemental Executive Retirement Plan (SERP) or Executive Severance Plan.

Stock Option Grants in 2004

The following table contains information concerning the stock options granted to the Named Executive Officers during the 2004 fiscal year. All the grants were made under the Corporation's Long-Term Incentive Plan.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term		Alternative to Grant Date Value
Name	(1) Number of securities underlying options/SARs granted (#)	Percent of total options/SARs granted to employees in fiscal year	(2) Exercise or base price ($/Sh)	Expiration date	5%	10%	(3) Grant date present value ($)
W. R. Roth	21,285		29.70	1/1/2014	—	—	113,520
G. J. Belhumeur	1,065		29.70	1/1/2014	—	—	5,680
A. Yip	1,065		29.70	1/1/2014	—	—	5,680
R. S. Yoo	1,065		29.70	1/1/2014	—	—	5,680

---

(1) Each of the option grants described in column (1) will become exercisable for 25% of the option shares upon the optionee's completion of one (1) year of service measured from January 2, 2004 and will become exercisable for the balance of the option shares in a series of three (3) successive equal annual installments upon the optionee's completion of each additional year of service over the three (3) year period measured from the first anniversary of January 2, 2004.

In the event of a Change in Control, as defined in the Long-Term Incentive Plan, Mr. Roth's option grant described in column (1) will automatically vest on an accelerated basis so that such option will, immediately prior to the effective date of the Change in Control, become exercisable for all the shares of common stock at the time subject to that option and may be exercised for any or all of those shares as fully-vested shares. All other outstanding options described in column (1) will also vest and become exercisable on such an accelerated basis, unless the option is assumed by the successor corporation, substituted with an equivalent option or otherwise continued in effect pursuant to the terms of the Change in Control transaction. All outstanding options under the Plan will, to the extent not assumed by the successor corporation or otherwise continued in effect pursuant to the terms of the Change in Control transaction, terminate and cease to be outstanding immediately following the completion of that Change in Control.

For all outstanding options described in column (1) other than Mr. Roth's, if the optionee's service is terminated pursuant to a Qualifying Termination, then the option shall immediately vest. A "Qualifying Termination" is defined as: (i) a termination of service in immediate anticipation of, or at any time after execution of a definitive agreement to effect a Change of Control or within twenty-four (24) months after the effective date of a Change in Control effected by the optionee's employer for any reason other than Good Cause, as defined in the Long-Term Incentive Plan, or (ii) a termination of optionee's service at any time within twenty-four (24) months after the effective date of a Change in Control effected voluntarily on the part of the optionee for Good Reason, as defined in the Long-Term Incentive Plan.

Each of the option grants described in column (1) includes "dividend equivalent rights." Dividend equivalent rights provide that each time a dividend is paid on the Corporation's common stock, the optionee's deferred stock account will be credited with a dollar amount equal to the dividend paid per share multiplied by the number of shares subject to each outstanding option (including the number of shares previously credited to the deferred stock account). As of the first business day in January of each year, the cash balance of the optionee's deferred stock account will be converted into a number of shares of SJW Corp. common stock equal to (i) the cash dividend equivalent amounts credited to the optionee for the immediately preceding year divided by (ii) the average of the fair market value of the common stock on each of the dates in the immediately preceding year on which the dividends were paid. The shares credited to the optionee's deferred stock account will vest in the same manner as the shares underlying each outstanding option to which the dividend rights were credited and, to the extent vested, shall be paid to the optionee on the earlier of the fourth anniversary of the grant date of the option or earlier exercise of the option. Following such payment, no further dividend equivalent rights will be in effect for that particular option.

(2) The exercise price may be paid in cash or check payable to the Corporation or in shares of the Corporation's common stock. Any shares delivered in payment of the exercise price will be valued at fair market value on the exercise date and must have been held for the requisite period necessary to avoid a charge to the Corporation's earnings for financial reporting purposes (generally a six (6)-month period). Subject to some limitations, cashless exercises are also permitted.

(3) SJW Corp. utilized the Black-Scholes option-pricing model to compute the fair value of options at the grant date as a basis for determining stock-based compensation costs for financial reporting purposes. The assumptions utilized include an expected dividend yield of 3.4%, an expected volatility of 27%, a risk-free interest rate of 2.86% and an expected holding period of five years.

Aggregated Option Exercises in 2004 and Year-End Option Values

The following table sets forth for each of the Named Executive Officers, the shares acquired and the value realized on each exercise of stock options during the year ended December 31, 2004 and the number and value of securities underlying unexercised options held by the Named Executive Officers on December 31, 2004. No stock appreciation rights were held by the Named Executive Officers as of December 31, 2004.

			Number of Securities Underlying Unexercised Options at December 31, 2004		Value of Unexercised In-the-Money Options at December 31, 2004 (market price of shares less exercise price)(2)	
Name	Shares Acquired on Exercise	Value Realized(1)	Exercisable	Unexercisable	Exercisable	Unexercisable
W. R. Roth	—	—	5703	17109	$47,905	$286,325
G. J. Belhumeur	—	—	266	1,864	2,234	13,847
A. Yip	266	$1,768.90	0	1,864	0	13,847
R. S. Yoo	—	—	266	1,864	2,234	13,847

(1) Value realized is based upon the fair market value of the Common Stock on the date of exercise, less the exercise price, multiplied by the number of shares exercised.

(2) Based upon the market price of $36.40 per share, which was the closing price per share of the Common Stock as quoted on the American Stock Exchange on December 31, 2004, less the option exercise price payable per share.

Pension Plan Table

The Company maintains two defined benefit plans, the Retirement Plan and the SERP under which benefits are determined primarily based on average annual compensation and years of service. The following table sets forth the estimated combined annual retirement benefit payable under those two plans in the form of a straight life annuity at an assumed retirement age of 65.

Annualized Final Average Compensation	Years of Service				
	15 Years	20 Years	25 Years	30 Years	35 Years
$175,000	$ 57,750	$ 77,000	$ 91,000	$105,000	$105,000
$200,000	$ 66,000	$ 88,000	$104,000	$120,000	$120,000
$225,000	$ 74,250	$ 99,000	$117,000	$135,000	$135,000
$250,000	$ 82,500	$110,000	$130,000	$150,000	$150,000
$275,000	$ 90,750	$121,000	$143,000	$165,000	$165,000
$300,000	$ 99,000	$132,000	$156,000	$180,000	$180,000
$400,000	$132,000	$176,000	$208,000	$240,000	$240,000
$500,000	$165,000	$220,000	$260,000	$300,000	$300,000
$600,000	$198,000	$264,000	$312,000	$360,000	$360,000

The annual retirement benefit which becomes payable under the SERP at age 65 will be equal to twelve monthly payments each in an amount determined as follows: two and two-tenths percent (2.2%) of the "final average compensation" of such officer, which is defined as his or her average monthly compensation for the consecutive thirty-six month period within his or her last ten years of service for which such average compensation is the highest, multiplied by such officer's years of service (not to exceed 20 years) plus one and six-tenth percent (1.6%) of such final average compensation multiplied by the officer's years of service in excess of 20 years (not to exceed an additional 10 years), up to a total monthly retirement benefit not to exceed sixty percent (60%) of the officer's final average compensation; less the monthly retirement benefit payable to the officer from the Retirement Plan. Mr. Roth's retirement benefit will not be reduced for the commencement prior to age 65, provided he attains or is deemed to attain age 55 prior to his retirement. In computing Mr. Roth's final average compensation, his annual bonus for each year beginning on or after January 1, 2003 will be equal to the greater of his actual bonus or his target bonus for such year. The SERP contains additional benefit calculation provisions, including age and service credits, that may become effective following a change of control. See "Employment Agreements, Termination of Employment and Change-in-Control Arrangements", below.

The annual retirement benefit which becomes payable under the Retirement Plan at age 65 for years of service completed after January 1, 1978 will be equal to twelve monthly payments each in an amount equal to 1.6% of average monthly compensation for each year of service. The Retirement Plan provides a minimum benefit equal to 50% of an employee's average monthly compensation for the thirty-six consecutive months of highest compensation prior to age 65, less 50% of the employee's monthly old-age insurance benefit under Section 202 of the Social Security Act (reduced for service of less than 30 years). However, the Retirement Plan contains a special benefit calculation for those participants whose age and service equals or exceeds 75. This special benefit is equal to 60% of the employee's average monthly compensation for the consecutive thirty-six months of highest compensation, less 55% of the employee's monthly old-age insurance benefit under Section 202 of the Social Security Act (reduced for service of less than 30).

The number of years of credited service and the annualized final average compensation for the consecutive thirty-six month period through of December 31, 2004 for which that compensation was the highest are for Mr. Roth, 15 years, $476,025; Mr. Belhumeur, 34 years, $300,519; Ms. Yip, 18 years, $295,653; and Mr. Yoo, 19 years, $284,525.

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information as of December 31, 2004 with respect to the shares of the Corporation's common stock that may be issued under the Corporation's existing equity compensation plan.

	A	B	C
Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column A)
Equity Compensation Plans Approved by Shareholders (1)	154,732	$28.50	740,973
Equity Compensation Plans Not Approved by Shareholders (2)	0	N/A	0
Total	154,732		740,973

(1) Consists solely of the Corporation's Long-Term Incentive Plan.

(2) The Corporation does not have any outstanding equity compensation plans which are not approved by shareholders.

Employment Agreements, Termination of Employment and Change-in-Control Arrangements

Under the SJW Corp. Executive Severance Plan and the SERP (collectively, the "Plans"), a Change in Control shall affect any officer of SJW Corp., San Jose Water Company or SJW Land Company who has been elected as such by the Board of Directors of such company and is serving as such upon a Change in Control. In the event of a Change in Control under the Plans, if the employment of any such officer is terminated within two years after such Change in Control by the employer for any reason other than Good Cause (as defined in such Plans) or by such officer for Good Reason (as defined in such Plans) or, with respect to Mr. Roth, any voluntary termination by Mr. Roth during the 60 day period beginning on the one-year anniversary of a Change in Control, such officer (i) will be entitled, among other things, to a severance benefit consisting of three years of annual base salary and (ii) will be deemed to be 3 years older and be given three additional years of service for purposes of calculating his or her retirement benefit under the SERP. In addition, if Mr. Roth becomes entitled to a severance benefit under the Executive Severance Plan by reason of a qualifying termination of employment after a Change of Control, he will be credited with such additional years of service and years of age as are necessary to qualify him for the retirement benefits to which he would otherwise be entitled had he terminated employment after qualifying for early retirement (i.e., the attainment of age 55 and the completion of at least 10 years of service), provided that no retirement benefits will actually be payable to him before his 55th birthday. Under the Executive Severance Plan, such officers and their eligible dependents would also be entitled to continued medical, dental, vision and life insurance coverage pursuant to COBRA for up to three years at the Corporation's expense.

In January 2004, Mr. Roth and the executive officers were granted options to purchase shares of the Corporation's common stock under the Long-Term Incentive Plan. These option grants, as described more fully in the Stock Option Grant table above, vest in a series of annual installments over a four-year period, dependent upon the optionee's continued service to the Corporation. However, in the event of a Change in Control, Mr. Roth's option will immediately vest in full and become exercisable for all the option shares. The options granted to the other executive officers will vest on such an accelerated basis only if those options are not assumed by the Corporation's successor, substituted with an equivalent option or otherwise continued in effect pursuant to the terms of the Change in Control transaction. However, if an executive officer's service is terminated pursuant to a Qualifying Termination, as defined under the Long-Term Incentive Plan, then all the executive officer's outstanding options will immediately vest.

If any payment made in connection with a Change in Control or the subsequent termination of the executive officer's employment would be subject to an excise tax under Section 4999 of the Code (the "Excise Tax"), then the aggregate present value measured at the date of the payments and benefits to which the officer is entitled will be limited as specified in the Executive Severance Plan (except that if any payment or benefit provided to Mr. Roth under the Executive Severance Plan is subject to Excise Tax or constitutes an excess parachute payment under Section 280G of the Code, then such payment or benefit will be grossed up to ensure that Mr. Roth does not incur any out-of-pocket cost with respect to such Excise Tax or that Mr. Roth receives the same net after-tax benefit he would have received if such Section 280G had not been applicable).

The Corporation has entered into an agreement with Mr. Roth in connection with his employment as President and Chief Executive Officer of the Corporation. The agreement has a three-year term measured from January 1, 2003. During the term of the agreement, Mr. Roth will be provided with the following compensation: an initial annual base salary of $400,000 per year, paid health care coverage for himself and his dependents, other perquisites and an annual target bonus of up to $150,000, payable based upon the Executive Compensation Committee's evaluation of his achievement of applicable performance goals. The agreement also calls for the grant of an option to purchase 22,812 shares of common stock at a price per share equal to the fair market value of the Corporation's common stock on the grant date, and the grant of a deferred restricted stock award of 41,670 shares (collectively, the "Awards"). The Awards include accompanying DERs and are subject to vesting, as described more fully above and in the footnotes to the Summary Compensation Table and the Stock Option Grants in 2004 Table.

In addition to the benefits under the Plans described above, if Mr. Roth's employment is involuntarily terminated for any reason other than death, disability or Good Cause, as defined in Mr. Roth's employment agreement, or his employment is voluntarily terminated for Good Reason, as defined in Mr. Roth's employment agreement, and he is not entitled to benefits under the Executive Severance Plan, he will be entitled to the following benefits: (i) cash severance equal to 3 times his base salary at the time of termination (or such higher rate as was in effect at any time during the previous twelve months after the effective date of Mr. Roth's employment agreement), (ii) 3 times his annual bonus for the year of termination (or if, higher, the average of Mr. Roth's actual annual bonuses for the previous three years after fiscal 2002), (iii) a prorated annual bonus for the year of termination, (iv) paid COBRA coverage for up to 36 months following termination and (v) accelerated vesting of his deferred restricted stock awards.

Compensation Committee Interlocks and Insider Participation

No member of the Executive Compensation Committee was at any time during the 2004 fiscal year or at any other time an officer or employee of the Corporation or any of its subsidiaries. No executive officer of the Corporation serves as a member of the Board of Directors or compensation committee of any entity that has one or more executive officers serving as a member of the Corporation's Board of Directors or Executive Compensation Committee. Drew Gibson, Mark L. Cali and George E. Moss were the non-employee directors who served on the Executive Compensation Committee during fiscal year 2004.

Five-Year Performance Graph

The following performance graph compares the changes in the cumulative shareholder return on the Corporation's common stock with the cumulative total return on the Water Utility Index and the S&P 500 Index during the last five years ended December 31, 2004. The comparison assumes $100 was invested on December 31, 1999 in the Corporation's common stock and in each of the foregoing indices and assumes reinvestment of dividends.

SJW CORP. FIVE YEAR CUMULATIVE TOTAL RETURN
12/31/99 to 12/31/04


DOLLARS
200
180
160
140
120
100
80
60
40
1999
2000
2001
2002
2003
2004
SJW
Water Utility
S&P 500

[The following descriptive data is supplied in accordance with Rule 304(d) of Regulation S-T:]

	1999	2000	2001	2002	2003	2004
SJW Corp....................	100	87	75	71	84	106
Water Utility Index..........	100	117	131	126	161	189
S&P 500.....................	100	91	80	62	79	88

The Water Utility Index is the nine-water company Water Utility Index prepared by A.G. Edwards.

The preceding reports of the Executive Compensation Committee and the Audit Committee, and the preceding Five-Year Performance Graph shall not be deemed incorporated by reference into any previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate future filings, including this proxy statement, in whole or in part, nor are such Report or Chart to be incorporated by reference into any future filings.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In 1999, SJW Land Company and TBI-444 West Santa Clara Street, L.P. ("TBI-444") formed 444 West Santa Clara Street, L.P., a California limited partnership (the "WSCS Partnership"), for the purpose of developing and managing a 22,080 square foot office building on land contributed to the WSCS Partnership by SJW Land Company.

Mr. Toeniskoetter, a member of the Board of Directors of SJW Corp., has an indirect ownership interest in the WSCS Partnership. TBI-444 is the general partner with a 30% interest in the WSCS Partnership. SJW Land Company is a limited partner with a 70% interest in the WSCS Partnership. Mr. Toeniskoetter is a limited partner in TBI-444 with a 32.3% interest in TBI-444. Toeniskoetter & Breeding, Inc. Development ("TBI Development") is the general partner with a 5% interest in TBI-444. Mr. Toeniskoetter is the chairman and chief executive officer and has a 51% interest in TBI Development.

In 2004, the WSCS Partnership made cash distributions of $61,200 to TBI-444. In addition, TBI-444 manages the office building owned by the WSCS Partnership pursuant to a property management agreement between the WSCS Partnership and TBI-444. Under this property management agreement, in 2004 the tenant in the office building paid $7,169 of management fees to TBI-444.

SHAREHOLDER PROPOSALS

Shareholder proposals intended to be presented at next year's annual meeting of shareholders must comply with all applicable requirements of SEC Rule 14a-8 and be received by the Corporation by November 20, 2005 for inclusion in the Corporation's proxy materials relating to that meeting. In addition, the proxy solicited by the Board of Directors for the 2006 annual meeting of shareholders will confer discretionary authority to vote on any proposal presented to the shareholders at the meeting for which the Corporation did not have notice on or prior to February 3, 2006.

FORM 10-K

SJW CORP. WILL MAIL, WITHOUT CHARGE, UPON WRITTEN REQUEST, A COPY OF SJW CORP.'S FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004, INCLUDING THE CONSOLIDATED FINANCIAL STATEMENTS, SCHEDULES, AND LIST OF EXHIBITS, AND ANY PARTICULAR EXHIBIT SPECIFICALLY REQUESTED. REQUESTS SHOULD BE SENT TO: SJW CORP., 374 WEST SANTA CLARA STREET, SAN JOSE, CALIFORNIA 95113, ATTENTION: CORPORATE SECRETARY. THE ANNUAL REPORT ON FORM 10-K IS ALSO AVAILABLE AT THE CORPORATION'S WEBSITE AT WWW.SJWATER.COM.

OTHER MATTERS

The Board of Directors is not aware of any matters to be presented for shareholder action at the annual meeting other than as set forth herein. If any other matters are properly brought before the annual meeting or any adjournment or postponement thereof, the persons named in the enclosed form of proxy will have discretionary authority to vote all proxies with respect thereto in accordance with their judgment. Whether or not you intend to be present at the meeting, you are urged to complete, sign and return your proxy card promptly.

By Order of the Board of Directors

W. Richard Roth,
Chief Executive Officer and President

San Jose, California
March 14, 2005

APPENDIX A

SJW CORP.
AUDIT COMMITTEE CHARTER

I. PURPOSE

The primary function of the Audit Committee shall be to assist the Board of Directors in fulfilling its oversight responsibilities of: (i) the integrity of the financial reports and other financial information provided by the Corporation to any governmental body or the public; (ii) the Corporation's compliance with legal and regulatory requirements, (iii) the Corporation's systems of internal controls regarding finance, accounting, legal compliance and ethics that management and the Board have established; (iv) the independent accountants' qualifications and independence and; (v) the quality of Corporation's accounting and financial reporting processes generally, including the performance of the Corporation's finance department and the independent accountants. Consistent with this function, the Audit Committee should encourage continuous improvement of, and should foster adherence to, the Corporation's policies, procedures and practices at all levels. In addition, the Audit Committee shall oversee preparation of the report that the rules of the Securities and Exchange Commission (SEC) require to be included in the Corporation's annual proxy statement.

In carrying out its functions hereunder, the Audit Committee shall also:

1. Serve as an independent and objective party to monitor the Corporation's financial department process and internal control system.
2. Review and appraise not just the acceptability but the quality of the Corporation's financial reports and the quality of the audit efforts of the Corporation's independent accountants.
3. Provide an open avenue of communication among the independent accountants, financial and senior management and the Board of Directors.

The Audit Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Section IV of this Charter.

II. COMPOSITION

The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be independent directors as defined in the listing standards of the American Stock Exchange (or other principal market on which the securities of the Corporation are traded), and free of any material relationship with the Corporation that would interfere with the exercise of his or her independent judgment. In addition, all members of the Audit Committee must also satisfy the following additional requirements in order to be independent:

1. No member or immediate family member of such member may be an affiliated person of the Corporation or any of its subsidiaries, as that term is defined by the SEC; and
2. No member shall accept, directly or indirectly, any consulting, advisory, or other compensatory fees from the Corporation or any of its subsidiaries, except for fees for services as a director and member of the Audit Committee and any other Board committee.

All members of the Committee shall have a working familiarity with basic finance and accounting practices and be able to read and understand fundamental financial statements, including a balance sheet, income statement and statement of cash flow. In addition, the Committee shall have at least one member who is financially sophisticated, in that he or she has past employment experience or background which results in the individual's financial sophistication, and at least one member who is an "audit committee financial expert," as that term is defined by the SEC. Committee members are encouraged to enhance their familiarity with finance and accounting by participating in educational programs conducted by the Corporation or an outside consultant.

The members of the Committee shall be elected by the Board at the annual organizational meeting of the Board and shall continue in office until their successors shall be duly elected and qualified. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

III. MEETINGS

The Committee shall meet at least four (4) times annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee should meet at least annually with management and the independent accountants in separate, executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately. In addition, the Committee or at least its Chair should confer with the independent accountants and management quarterly to review the Corporation's financials consistent with Section IV.4. below.

A majority of the members of the Audit Committee shall constitute a quorum. The Chairperson of the Audit Committee or a majority of the members of the Audit Committee may call a special meeting of the Audit Committee. The Audit Committee shall fix its own rules of procedure, which shall be consistent with the bylaws of the Corporation and this Charter.

The Audit Committee may request that any directors, officers, or employees of the Corporation, or other persons whose advice and counsel are sought by the Audit Committee, attend any meeting to provide such information as the Audit Committee requests.

IV. RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties the Audit Committee shall:

Documents/Reports Review

1. Review and update this Charter at least annually as conditions dictate, and at least annually assess the performance of the audit committee.
2. Review the organization's annual financial statements which are intended for submission to any governmental body or for dissemination to the public, including any certification, report, opinion, or review of such financial statements rendered by the independent accountants. The Audit Committee shall make a recommendation to the Board with respect to the inclusion of the audited financial statements in the Corporation's annual report on Form 10-K.
3. Review with management any internal control issues or concerns and recommendations if necessary.
4. Review earnings press releases as well as financial information and earnings guidance provided to analysts and rating agencies, and review with management and the independent accountants the financial statements to be incorporated in Forms 10-Q and 10-K prior to the filing with the SEC of such reports. The Chair of the Committee may represent the entire Committee for purposes of all or any part of this review. Disclosures under the "Management's Discussion and Analysis of Financial Condition and Results of Operations" in SEC reports will be provided to members of the Audit Committee for review and comment prior to filing.

Independent Accountants

5. On an annual basis, obtain a formal written statement from the independent accountants delineating all relationships between the accountants and the Corporation consistent with Independence Standards Board Standard No. 1, or successor standards established for auditor independence, and review and discuss with the accountants all significant relationships the accountants have with the Corporation which may affect the accountants' independence.
6. Oversee the performance of the independent accountants, exercise sole authority to approve the selection or termination of the independent accountants subject to any shareholder ratification, and exercise sole authority to approve the appropriate audit fees and other terms of engagement of the independent accountants for the purpose of rendering and issuing the audit report. The independent accountants shall report directly to the Audit Committee. The Corporation shall provide for appropriate funding, as determined by the Audit Committee, for payment of compensation to the independent accountants.

7. Approve in advance any audit and permitted non-audit services provided by the independent accountants. Such pre-approval may be pursuant to appropriate policies and procedures established by the Audit Committee, including through delegation of authority to one or more members of the Audit Committee. Any service that is approved pursuant to a delegation of authority to one or more members of the Audit Committee must be reported to the full Audit Committee at its next scheduled meeting.

8. Comply by the SEC policies governing the Corporation's hiring of employees or former employees of the independent accountants.

9. Obtain and review at least annually a report from the independent accountants describing their internal quality-control procedures and review at least annually the qualifications and performance of the lead partner of the independent accountants engaged on the Corporation's account.

Financial Reporting Processes

10. In consultation with the independent accountants, review the integrity of the Corporation's financial reporting and internal control processes, both internal and external.

11. Review the accounting principles, policies and practices followed by the Corporation in accounting for and reporting its financial results of operations and consider the independent accountants' judgments about the quality and appropriateness of the Corporation's accounting principles as applied in its financial reporting. The Committee shall consider and approve, if appropriate, any major changes to the Corporation's auditing and accounting principles and practices as suggested by the independent accountants and management.

12. Review the Corporation's quarterly unaudited and annual audited financial statements independently with management and the independent accountants for fullness and accuracy, and discuss with the independent accountants the matters required to be discussed by Auditing Standard No. 61, or any successor standard, including (a) the quality as well as acceptability of the accounting principles applied in the financial statements, (b) new or changed accounting policies, significant estimates, judgments, uncertainties or unusual transactions; (c) accounting policies relating to significant financial statement items; and (d) such other matters as shall be reported to the Audit Committee by the independent accountants pursuant to Section 204 of the Sarbanes-Oxley Act of 2002.

Process Improvement

13. Direct the establishment of regular and separate systems of reporting, to the Audit Committee by management, personnel responsible for the internal financial control function and the independent accountants, including separate meetings, as determined by the Audit Committee, regarding any significant judgments made in management's preparation of the financial statements and the view of each as to appropriateness of such judgments.

14. Following completion of the annual audit, review the Corporations internal and disclosure control processes; review any management or internal control letter submitted by the independent accountants; and meet separately with management and the independent accountants to discuss any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

15. Review any significant disagreement among management and the independent accountants in connection with the preparation of the financial statements. The Audit Committee shall also inquire of the independent accountants any communication between the audit team and the firm's national office regarding auditing or accounting issues presented by the engagement.

16. Review with the independent accountants and management the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been

implemented. (This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee.)

Ethical and Legal Compliance

17. Recommend to the full Board, and review and update periodically as appropriate, a Code of Ethical Business Conduct which is applicable to all directors, officers and employees and a separate ethics code to be signed by all financial executives and review with management the system established to enforce those codes.

18. Determine that management has the proper review system in place to ensure that Corporation's financial statements, reports and other financial information disseminated to governmental organizations, and the public satisfy legal requirements.

19. Establish procedures for (a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and (b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

20. Discuss with management the Corporation's policies with respect to risk assessment and risk management, and review legal and regulatory compliance matters including corporate securities trading policies.

21. Review, with the legal counsel, any legal matter that could have a significant impact on the organization's financial statements.

22. Review and approve any related party transactions.(1)

23. Perform any other activities consistent with this Charter, the Corporation's By-laws and governing laws as the Committee or the Board deems necessary or appropriate.

In carrying out its duties hereunder, the Audit Committee shall have the authority to consult with and engage independent legal, accounting and other advisors, at the expense of the Corporation, as it determines is necessary to carry out its functions.

The Corporation shall also provide appropriate funding, as determined by the Audit Committee, in payment of any such advisors as well as ordinary administrative expenses of the Audit Committee that are necessary or appropriate to carry out its duties.

Adoption And Amendment

This amended Charter for the Audit Committee of SJW Corp. is approved and adopted by the Board of Directors effective October 28, 2004. It may be amended by a majority vote of the Board of Directors at any regular or special meeting of the Board. Copies of this charter, and all amendments thereto, are to be distributed by the Chair to the members of the Board once a year, and to new members of the Committee on the date of their appointment or election.

Dated: ______________________________   ______________________________

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(1) The term "related party transaction" should be read consistent with SEC Regulation S-K, Section 404(a).